Exhibit 99.2

EMERA INCORPORATED

Consolidated Financial Statements

December 31, 2011 and 2010

MANAGEMENT REPORT

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Emera Incorporated and the information in this annual report are the responsibility of management and have been approved by the Board of Directors (“Board”).

The consolidated financial statements have been prepared by management in accordance with United States Generally Accepted Accounting Principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. In preparation of these consolidated financial statements, estimates are sometimes necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Management represents that such estimates, which have been properly reflected in the accompanying consolidated financial statements, are based on careful judgements and are within reasonable limits of materiality. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

Emera Incorporated maintains effective systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate, and that Emera Incorporated’s assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and its members are directors who are not officers or employees of Emera Incorporated. The Audit Committee meets periodically with management, as well as with the internal auditors and with the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the consolidated financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the appointment of the external auditors.

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to the Audit Committee.

February 10, 2012

“Christopher Huskilson”	“Judy Steele, FCA”
President and Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Emera Incorporated

We have audited the accompanying consolidated financial statements of Emera Incorporated, which comprise the consolidated balance sheets as at December 31, 2011 and 2010, and the consolidated statements of income, cash flows, comprehensive income and changes in shareholders’ equity, for each of the years in the two-year period ended December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Emera Incorporated as at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2011 in accordance with United States generally accepted accounting principles.

Halifax, Canada	“Ernst & Young LLP”
February 10, 2012	Chartered accountants

Emera Incorporated

Consolidated Statements of Income

Years Ended December 31

millions of Canadian dollars (except per share amounts)	2011	2010 (as adjusted –note 35)

Operating revenues
Regulated	$1,891.0	$1,411.6
Non-regulated	173.4	194.5
Total operating revenues	2,064.4	1,606.1

Operating expenses
Regulated fuel for generation and purchased power	866.4	634.6
Regulated fuel adjustment (note 5)	(8.5)	(99.0)
Non-regulated fuel for generation and purchased power	73.9	83.9
Non-regulated direct costs	60.9	62.3
Operating, maintenance and general	455.0	351.2
Provincial, state, and municipal taxes	49.2	47.4
Depreciation and amortization	250.0	213.5
Total operating expenses	1,746.9	1,293.9
Income from operations	317.5	312.2

Income from equity investments (note 15)	21.5	15.3
Other income (expenses), net (note 6)	43.1	12.5
Interest expense, net (note 7)	159.4	148.8
Income before provision for income taxes	222.7	191.2

Income tax expense (recovery) (note 8)	(36.7)	(8.1)
Net income	259.4	199.3

Non-controlling interest in subsidiaries	11.7	5.6
Net income of Emera Incorporated	247.7	193.7

Preferred stock dividends	6.6	3.0
Net income attributable to common shareholders	$241.1	$190.7

Weighted average shares of common stock outstanding (in millions)
Basic	121.0	114.2
Diluted	126.2	120.4

Earnings per common share (note 9)
Basic	$1.99	$1.67
Diluted	$1.97	$1.65

Dividends per common share declared	$1.3125	$1.1625

The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated

Consolidated Balance Sheets

As at December 31

millions of Canadian dollars	2011	2010 (as adjusted –note 35)
Assets
Current assets
Cash and cash equivalents	$76.9	$7.3
Restricted cash (note 10)	14.0	58.6
Receivables, net (note 11)	459.6	392.9
Income taxes receivable	41.6	37.0
Inventory (note 12)	198.8	177.8
Deferred income taxes (note 8)	14.0	13.7
Derivative instruments (note 24)	27.3	49.7
Regulatory assets (note 23)	141.6	90.5
Prepaid expenses	15.1	9.5
Other current assets	4.4	3.1
Total current assets	993.3	840.1

Property, plant and equipment, net of accumulated depreciation of $2,838.0 and $2,462.6, respectively (note 13)	4,294.4	3,742.6

Other assets
Deferred income taxes (note 8)	33.1	31.1
Derivative instruments (note 24)	39.6	36.0
Regulatory assets (note 23)	312.2	354.9
Net investment in direct financing lease (note 14)	492.0	491.5
Investments subject to significant influence (note 15)	222.7	246.0
Available-for-sale investments (note 16)	54.6	0.8
Goodwill (note 17)	197.7	167.4
Intangibles, net of accumulated amortization of $59.7 and $40.2 respectively	100.7	98.7
Other	183.3	69.9
Total other assets	1,635.9	1,496.3

Total assets	$6,923.6	$6,079.0

The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated

Consolidated Balance Sheets – Continued

As at December 31

millions of Canadian dollars	2011	2010 (as adjusted – note 35)
Liabilities and Equity
Current liabilities
Short-term debt (note 19)	$210.3	$81.7
Current portion of long-term debt (note 20)	35.7	10.6
Accounts payable	332.9	293.9
Income taxes payable	1.9	0.2
Deferred income taxes (note 8)	10.9	8.5
Derivative instruments (note 24)	50.1	36.8
Regulatory liabilities (note 23)	23.9	55.0
Pension and post-retirement liabilities (note 26)	8.8	8.9
Other current liabilities (note 21)	127.2	110.3
Total current liabilities	801.7	605.9

Long-term liabilities
Long-term debt (note 20)	3,273.5	3,115.3
Deferred income taxes (note 8)	228.6	168.5
Derivative instruments (note 24)	38.7	28.9
Regulatory liabilities (note 23)	107.1	65.2
Asset retirement obligations (note 22)	99.9	141.8
Pension and post-retirement liabilities (note 26)	530.8	400.0
Other long-term liabilities	19.6	22.0
Total long-term liabilities	4,298.2	3,941.7

Commitments and contingencies (note 27)

Equity
Common stock, no par value; unlimited shares authorized; 122.83 million shares and 114.62 million shares issued and outstanding, respectively (note 28)	1,385.0	1,137.8
Cumulative preferred stock Series A, par value $25 per share; unlimited shares authorized; 6 million shares issued and outstanding (note 30)	146.7	146.7
Contributed surplus	3.3	3.2
Accumulated other comprehensive loss (note 31)	(671.7)	(564.2)
Retained earnings	735.9	653.5
Total Emera Incorporated equity	1,599.2	1,377.0
Non-controlling interest in subsidiaries	224.5	154.4
Total equity	1,823.7	1,531.4
Total liabilities and equity	$6,923.6	$6,079.0

The accompanying notes are an integral part of these consolidated financial statements

Approved on behalf of the Board of Directors

“John T. McLennan”	“Christopher G. Huskilson”

Chairman	President and Chief Executive Officer

Emera Incorporated Consolidated Statements of Cash Flows

Years Ended December 31

millions of Canadian dollars	2011	2010 (as adjusted –note 35)
Operating activities
Net income	$259.4	$199.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	263.2	231.6
Income from equity investments, net of dividends	(0.9)	9.5
Allowance for equity funds used during construction	(13.1)	(11.8)
Deferred income taxes, net	11.6	39.1
Net change in pension and post-retirement obligations	(8.1)	(15.5)
Regulated fuel adjustment	(15.2)	(102.8)
Net changes in fair value of derivative instruments	6.6	(0.7)
Net change in regulatory assets and liabilities	(13.4)	(30.7)
Other operating activities, net	(50.3)	18.5
Changes in non-cash working capital
Receivables, net	(45.0)	39.5
Income taxes receivable	(4.2)	(32.7)
Inventory	(3.9)	13.6
Prepaid expenses	(1.2)	(2.3)
Other current assets	0.1	1.5
Accounts payable	2.1	53.4
Income taxes payable	1.5	(2.6)
Other current liabilities	10.3	12.3
Net cash provided by operating activities	399.5	419.2
Investing activities
Additions to property, plant and equipment	(472.1)	(525.5)
Acquisition, net of cash acquired	(41.9)	(157.7)
Decrease in restricted cash	57.9	(58.4)
Purchase of investments subject to significant influence, inclusive of acquisition costs (note 15)	(33.8)	(88.4)
Allowance for borrowed funds used during construction	(10.9)	(10.5)
Retirement spending, net of salvage	(16.8)	(16.3)
Purchase of subscription receipts	(136.0)	-
Other investing activities	(7.2)	(29.2)
Net cash used in investing activities	(660.8)	(886.0)
Financing activities
Change in short-term debt, net	133.0	(24.1)
Retirement of long-term debt	(13.4)	(346.8)
Proceeds from long-term debt	251.8	542.3
Net repayments under committed credit facilities	(119.6)	258.9
Issuance of common stock, net of issuance costs	244.0	39.5
Issuance of preferred stock	-	145.2
Dividends on common stock	(157.6)	(132.0)
Dividends on preferred stock	(6.6)	(3.0)
Dividends paid by subsidiaries to non-controlling interest	(8.7)	(7.9)
Other financing activities	8.5	(17.5)
Net cash provided by financing activities	331.4	454.6
Effect of exchange rate changes on cash and cash equivalents	(0.5)	(0.7)
Net increase (decrease) in cash and cash equivalents	69.6	(12.9)
Cash and cash equivalents, beginning of period	7.3	20.2
Cash and cash equivalents, end of period	$76.9	$7.3
Cash and cash equivalents consists of:
Cash	$59.2	$7.3
Short-term investments	17.7	-
Cash and cash equivalents	$76.9	7.3
Supplemental disclosure of cash paid (received):
Interest	$170.4	$149.7
Income and capital taxes	$(33.0)	$(2.1)

The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated

Consolidated Statements of Comprehensive Income (note 31)

Years Ended December 31

millions of Canadian dollars	2011	2010 (as adjusted – note 35)

Net income attributable to common shareholders	$241.1	190.7

Other comprehensive income (loss), net of tax
Unrealized losses on cash flow hedges (1)	(10.8)	(0.5)
Hedging losses included in income (2)	2.1	6.6
Net change in unrecognized pension and post-retirement benefit costs (3)	(122.9)	(113.4)
Unrealized loss on available-for-sale investment	(0.3)	(0.2)
Unrealized gain (loss) on translation of self-sustaining foreign operations (4)	24.4	(30.5)
Other comprehensive loss, net of tax (5)	(107.5)	(138.0)

Comprehensive income attributable to common shareholders	$133.6	$52.7

The accompanying notes are an integral part of these consolidated financial statements.

1)	Net of tax recovery of $7.8 million (2010 - $4.8 million tax recovery) for the year ended December 31, 2011.
2)	Net of tax expense of $3.2 million (2010 - $4.6 million tax expense) for the year ended December 31, 2011.
3)	Net of tax recovery of $8.4 million (2010 - $2.6 million tax recovery) for the year ended December 31, 2011.
4)	Net of tax expense of $0.1 million (2010 - nil) for the year ended December 31, 2011.
5)	Net of tax recovery of $12.9 million (2010 - $2.8 million tax recovery) for the year ended December 31, 2011.

Emera Incorporated

Consolidated Statements of Changes in Equity

Years Ended December 31

millions of Canadian dollars	Common Stock	Preferred Stock	Contributed Surplus	Accumulated Other Comprehensive Loss (“AOCL”)	Retained Earnings	Non- Controlling Interest	Total Equity
2011
Balance, December 31, 2010 (as adjusted – note 35)	$1,137.8	$146.7	$3.2	$(564.2)	$653.5	$154.4	$1,531.4
Net income of Emera Incorporated	-	-	-	-	247.7	11.7	259.4
Other comprehensive loss, net of tax recovery of $12.9	-	-	-	(107.5)	-	-	(107.5)
Issuance of common stock, net of issuance costs	196.0	-	-	-	-	-	196.0
Additional investments	-		-	-	-	67.1	67.1
Cash dividends declared on preferred stock ($1.1000/share)	-	-	-	-	(6.6)	-	(6.6)
Cash dividends declared on common stock ($1.3125/share)	-	-	-	-	(158.7)	-	(158.7)
Dividends paid by subsidiaries to non-controlling interest	-	-	-	-	-	(0.7)	(0.7)
Common stock issued under purchase plan	41.0	-	-	-	-	-	41.0
Senior management stock options exercised	8.8	-	(0.6)	-	-	-	8.2
Stock option expense	-	-	0.7	-	-	-	0.7
Other stock-based compensation	1.4	-	-	-	-	-	1.4
Preferred dividends paid by subsidiaries to non-controlling interest	-	-	-	-	-	(8.0)	(8.0)
Balance, December 31, 2011	$1,385.0	$146.7	$3.3	$(671.7)	$735.9	$224.5	$1,823.7

2010 (as adjusted – note 35)
Balance, December 31, 2009	$1,097.9	-	$3.0	$(426.2)	$594.8	$164.3	$1,433.8
Net income of Emera Incorporated	-	-	-	-	193.7	5.6	199.3
Other comprehensive loss, net of tax recovery of $2.8	-	-	-	(138.0)	-	-	(138.0)
Additional investment	-	-	-	-	-	(5.5)	(5.5)
Cash dividends declared on preferred stock ($0.4980/share)	-	-	-	-	(3.0)	-	(3.0)
Cash dividends declared on common stock ($1.1625/share)	-	-	-	-	(132.0)	-	(132.0)
Common stock issued under purchase plan	32.9	-	-	-	-	-	32.9
Senior management stock options exercised	6.0	-	(0.5)	-	-	-	5.5
Stock option expense	-	-	0.7	-	-	-	0.7
Other stock-based compensation	1.0	-	-	-	-	-	1.0
Issuance of preferred shares	-	146.7	-	-	-	-	146.7
Preferred dividends paid by subsidiaries to non-controlling interest	-	-	-	-	-	(8.0)	(8.0)
Other	-	-	-	-	-	(2.0)	(2.0)
Balance, December, 2010	$1,137.8	$146.7	$3.2	$(564.2)	$653.5	$154.4	$1,531.4

The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated

Notes to the Consolidated Financial Statements

As at December 31, 2011 and 2010

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies for both the regulated and non-regulated operations of Emera Incorporated are as follows:

A.    Nature of Operations

Emera Incorporated is an energy and services company which invests in electricity generation, transmission and distribution, gas transmission and utility energy services.

Emera’s primary rate-regulated subsidiaries at December 31, 2011 include the following:

•	Nova Scotia Power Inc. (“NSPI”), a fully-integrated electric utility and the primary electricity supplier in Nova Scotia serving approximately 493,000 customers;
•

Bangor Hydro Electric Company (“Bangor Hydro”) and Maine Public Service Company (“MPS”), (a wholly-owned subsidiary of Maine and Maritimes Corporation (“MAM”)), which together provide transmission and distribution services to approximately 154,000 customers in Maine;

•

an 80.1 percent interest in Light & Power Holdings Ltd. (“LPH”), the parent of The Barbados Light & Power Company Limited (“BLPC”), a vertically integrated utility and sole provider of electricity on the island of Barbados serving approximately 123,000 customers;

•

a 50.0 percent direct and 30.4 percent indirect interest (through ICD Utilities Limited (“ICDU”)) in Grand Bahama Power Company Limited (“GBPC”), a vertically-integrated utility and sole provider of electricity on Grand Bahama Island serving approximately 19,000 customers; and

•

Emera Brunswick Pipeline Company Limited (“Brunswick Pipeline”), a 145 kilometer pipeline carrying re-gasified liquefied natural gas from Saint John, New Brunswick to the United States border under a 25 year firm service agreement with Repsol Energy Canada (“REC”).

Emera Incorporated and its subsidiaries (“Emera” or the “Company”) also own investments in other non rate-regulated energy related companies, including:

•	Emera Energy Services, a physical energy business which purchases and sells natural gas and electricity and provides related energy asset management services;
•	Bayside Power Limited Partnership (“Bayside Power”), a 260-megawatt (“MW”) electricity generating facility in Saint John, New Brunswick ;
•	Emera Utility Services Inc. (“EUS”), a utility services contractor;
•	a 50 percent joint venture interest in Bear Swamp Power Company LLC (“Bear Swamp”), a 600-MW pumped storage hydro-electric facility in northern Massachusetts;
•

Emera Newfoundland & Labrador Holdings Inc. (“ENL”), a development project focused on transmission investments related to the proposed 824-MW hydro-electric generating facility at Muskrat Falls in Labrador, scheduled to be in service in 2017;

•

a 12.9 percent interest in Maritimes & Northeast Pipeline (“M&NP”), a 1,400 kilometer pipeline which transports natural gas from offshore Nova Scotia to markets in Maritime Canada and the northeastern United States;

•	a 19.1 percent interest in St. Lucia Electricity Services Limited (“Lucelec”), a vertically-integrated regulated electric utility on the Caribbean island of St. Lucia;
•	a 49.999 percent interest in California Pacific Utilities Ventures, LLC, (“CPUV”);
•	a 6.3 percent investment in Algonquin Power & Utilities Corp (“APUC”);
•	a 37.7 percent investment in Atlantic Hydrogen Inc. (“AHI”); and
•	other investments.

B.    Basis of Presentation

Effective January 1, 2011, Emera changed the basis of presentation of its financial statements (including the application of rate-regulated accounting policies for Emera’s rate-regulated subsidiaries) from Canadian Generally Accepted Accounting Principles (“CGAAP”) to United States Generally Accepted Accounting Principles (“USGAAP”).

These consolidated financial statements are prepared and presented in accordance with USGAAP and the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for Annual Reports filed under the Multi-Jurisdictional Disclosure System. These consolidated financial statements should be read in conjunction with note 35, detailing the CGAAP to USGAAP transition and reconciliation information.

In the opinion of management, these consolidated financial statements include all adjustments that are of a recurring nature and necessary to fairly state the financial position of Emera Incorporated.

All dollar amounts are presented in Canadian dollars, unless otherwise indicated.

C.    Principles of Consolidation

The consolidated financial statements of Emera Incorporated include the accounts of Emera Incorporated and its majority-owned subsidiaries, and a variable interest entity where Emera is the primary beneficiary. All significant inter-company balances and inter-company transactions have been eliminated on consolidation except for certain transactions between non-regulated and regulated entities that have not been eliminated because management believes that the elimination of these transactions would understate property, plant and equipment, operating, maintenance and general expenses, or regulated fuel for generation and purchased power.

Where Emera does not control an investment, but has significant influence over operating and financing policies of the investee, the investment is accounted for under the equity method. The cost method of accounting is used for investments where Emera does not have significant influence over the operating and financial policies of the investee.

D.    Use of Management Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Management evaluates the Company’s estimates on an on-going basis based upon historical experience, current conditions and assumptions believed to be reasonable at the time the assumption is made, with any adjustments recognized in income in the year they arise. Significant estimates are included in unbilled revenue, allowance for doubtful accounts, inventory, valuation of derivative instruments, depreciation, amortization, regulatory assets and regulatory liabilities (including the determination of the current portion), income taxes (including deferred income taxes), pension and post-retirement benefits, asset retirement obligations (“AROs”) and contingencies. Actual results may differ significantly from these estimates.

E.    Regulatory Matters

Regulatory accounting applies where rates are established by, or subject to approval by, an independent third party regulator; are designed to recover the costs of providing the regulated products or services; and it is reasonable to assume rates are set at levels such that the costs can be charged to and collected from customers.

Regulatory assets represent incurred costs that have been deferred because it is probable that they will be recovered through future rates or tolls collected from customers. Management believes that existing regulatory assets are probable of recovery either because the Company received specific approval from the appropriate regulator, or due to regulatory precedent set for similar circumstances. If management no longer considers it probable that an asset will be recovered, the deferred costs are charged to income. Regulatory liabilities represent obligations to make refunds to customers or to reduce future revenues for previous collections. If management no longer considers it probable that a liability will be settled, the related amount is recognized in income.

For regulatory assets and liabilities that are amortized, the amortization is as approved by the respective regulator.

F.    Foreign Currency Translation

Monetary assets and liabilities, denominated in foreign currencies, are converted to Canadian dollars at rates of exchange prevailing at the balance sheet date. The resulting differences between the translation at the original transaction date and the balance sheet date are included in income.

Assets and liabilities of self-sustaining foreign operations are translated using the exchange rates in effect at the balance sheet date and the results of operations at the average rates for the period. The resulting exchange gains and losses on the assets and liabilities are deferred on the balance sheet in AOCL.

G.    Revenue Recognition

Operating revenues are recognized when electricity is delivered to customers or when products are delivered and services are rendered. Revenues are recognized on an accrual basis and include billed and unbilled revenues. Revenues related to the sale of electricity are recognized at rates approved by the respective regulator and recorded based on meter readings and estimates, which occur on a systematic basis throughout a month. At the end of each month, the electricity delivered to customers, but not billed, is estimated and the corresponding unbilled revenue is recognized. The accuracy of the unbilled revenue estimate is affected by energy demand, weather, line losses and changes in the composition of customer classes.

The Company records the net investment in a lease under the direct finance method, which consists of the sum of the minimum lease payments and residual value net of estimated executory costs and unearned income. The difference between the gross investment and the cost of the leased item for a direct financing lease is recorded as unearned income at the inception of the lease. The unearned income is recognized in income over the life of the lease using a constant rate of interest equal to the internal rate of return on the lease.

Other revenues are recognized when services are performed or goods delivered.

H.    Research and Development Costs

Research and development costs are expensed as incurred.

I.    Stock-Based Compensation

The Company has several stock-based compensation plans: a common share option plan for senior management; an employee common share purchase plan; a deferred share unit (“DSU”) plan; and a performance share unit (“PSU”) plan. The Company accounts for its plans in accordance with the fair value based method of accounting for stock-based compensation. Stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s or director’s requisite service period using the graded vesting method. Stock-based compensation plans recognized as liabilities are measured at fair value and re-measured at fair value at each reporting date with the change in liability recognized as expense.

J.    Employee Benefits

The costs of the Company’s pension and other post-employment benefit programs for employees are expensed over the periods during which employees render service. The Company recognizes the funded status of its defined-benefit and other post-employment plans on the balance sheet and recognizes changes in funded status in the year the change occurs. The Company recognizes the unamortized gains and losses and past service costs in AOCL.

K.    Earnings per Share

Basic earnings per share (“EPS”) is determined by dividing net income attributable to common shareholders by the weighted average number of common shares and DSUs outstanding during the period. Diluted EPS is computed by dividing net income attributable to common shareholders by the weighted average number of common shares and DSUs outstanding during the period, adjusted for the exercise and/or conversion of all potentially dilutive securities. Such dilutive items include Company contributions to the employee common share purchase plan, PSUs and the senior management stock option plan.

L.    Cash and Cash Equivalents

Cash equivalents consist of highly liquid short-term investments with original maturities of three months or less at acquisition. The short-term investments of $17.7 million have an effective interest rate of 3.4 percent at December 31, 2011 (2010 – nil short-term investments).

M.    Receivables and Allowance for Doubtful Accounts

Customer receivables are recorded at the invoiced amount and do not bear interest. Standard payment terms for electricity sales are approximately 30 days. A late payment fee may be assessed on account balances after the due date.

The Company is exposed to credit risk with respect to amounts receivable from customers. Credit risk assessments are conducted on all new customers and deposits are requested on any high risk accounts. The Company also maintains provisions for potential credit losses, which are assessed on a regular basis.

Management estimates uncollectible accounts receivable after considering historical loss experience, current events and the characteristics of existing accounts. Provisions for losses on receivables are expensed to maintain the allowance at a level considered adequate to cover expected losses. Receivables are written off against the allowance when they are deemed uncollectible.

N.    Inventory

Inventory, consisting of fuel and materials, is measured at the lower of cost or market. Fuel cost is determined using the weighted average method and material cost is determined using the average costing method. Fuel and materials are charged to inventory when purchased and then expensed or capitalized, as appropriate, using the weighted average cost method for fuel and average costing method for materials.

O.    Property, Plant and Equipment

Property, plant and equipment are recorded at original cost, including allowance for funds used during construction (“AFUDC”) or capitalized interest, net of contributions received in aid of construction.

The cost of additions, including betterments and replacements of units of property plant and equipment are included in “Property, plant and equipment”. When units of regulated property, plant and equipment are replaced, renewed or retired, their cost plus removal or disposal costs, less salvage proceeds, is charged to accumulated depreciation with no gain or loss reflected in income. Where a disposition of non-regulated property, plant and equipment occurs, gains and losses are included in income as the dispositions occur.

Normal maintenance projects are expensed as incurred. Planned major maintenance projects that do not increase the overall life of the related assets are expensed. When a cost increases the life or value of the underlying asset, the cost is capitalized.

P.    Capitalization Policy

The cost of property, plant, and equipment represents the original cost of materials, contracted services, direct labour, AFUDC for regulated property or interest for non-regulated property, AROs and overhead directly attributable to the capital project. Overhead includes corporate costs such as finance, information technology and executive, along with other costs related to support functions, employee benefits, insurance, inventory, and fleet operating and maintenance.

Q.    Allowance for Funds Used During Construction

AFUDC represents the cost of financing regulated construction projects and is capitalized to the cost of property, plant and equipment. As approved by their respective regulator, NSPI, Bangor Hydro, MPS, GBPC, and Brunswick Pipeline include an equity cost component in AFUDC in addition to a charge for borrowed funds. AFUDC is a non-cash item; cash is realized under the rate-making process over the service life of the related property, plant and equipment through future revenues resulting from a higher rate base and recovery of higher depreciation expense. The component of AFUDC attributable to borrowed funds is included as a reduction to “Interest expense, net”, while the equity component is included in “Other income (expenses), net”. AFUDC is calculated using a weighted average cost of capital, as per the method of calculation approved by the respective regulator, and is compounded semi-annually. The annual AFUDC consisted of the following:

	2011			2010
	Total	Debt Component	Equity Component	Total	Debt Component	Equity Component
NSPI	7.87%	4.06%	3.81%	7.96%	4.15%	3.81%
Bangor Hydro	9.00%	2.60%	6.40%	8.59%	2.66%	5.93%
MPS	8.89%	2.40%	6.49%	N/A	N/A	N/A
GBPC	10.00%	4.40%	5.60%	N/A	N/A	N/A

R.    Depreciation

Depreciation is determined by the straight-line method, based on the estimated remaining service lives of the depreciable assets, including assets under capital leases, in each category. The service lives of regulated assets are determined based on formal depreciation studies and require the appropriate regulatory approval.

The estimated useful lives, in years, for each major category of property, plant and equipment consist of the following:

Generation	15 to 131
Transmission	10 to 83
Distribution	11 to 75
General plant	5 to 53

S.    Intangible Assets

Intangible assets consist primarily of land rights and computer software with definite lives. Amortization is determined by the straight-line method, based on the estimated remaining service lives of the depreciable assets in each category. The service lives of regulated assets are determined based on formal depreciation studies and require the appropriate regulatory approval. Intangible assets with indefinite lives are not amortized but tested for impairment at least annually.

The estimated useful lives, in years, for each major category of intangibles with definite lives consist of the following:

Land rights	50 to 143
Computer software	3 to 10

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

	$0000000.00	$0000000.00	$0000000.00	$0000000.00	$0000000.00
millions of Canadian dollars	2012	2013	2014	2015	2016
Land rights	$1.1	$1.1	$1.1	$1.1	$1.1
Computer software	7.0	6.9	5.1	5.1	4.7
	$8.1	$8.0	$6.2	$6.2	$5.8

T.    Asset Impairment

Goodwill

Goodwill is subject to an annual impairment test. Emera has early adopted Accounting Standards Update (“ASU”) Number (“No.”) 2011-08, “Intangibles – Goodwill and Other”. This new approach was used in the annual impairment test on October 1 (refer to Note 2), or when events or circumstances indicate that an asset may be impaired. In line with this standard, Emera’s reporting units will first assess qualitative factors to determine whether it is more likely than not that the assets’ fair value is less than the carrying amount, in which case it is necessary to perform the quantitative goodwill impairment test. The carrying amount of the reporting unit’s goodwill may not be recoverable if the carrying amount of the reporting unit as a whole exceeds the reporting unit’s fair value. An impairment charge is recorded for any excess of the carrying value of the goodwill over the implied fair value.

Long-Lived Assets

Other long-lived assets require an impairment review when events or circumstances indicate that the carrying amount may not be recoverable. Emera bases its evaluation of other long-lived assets on the presence of impairment indicators such as the future economic benefit of the assets, any historical or future profitability measurements, and other external market conditions or factors.

Assets Held and Used: The carrying amount of assets held and used is considered not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value.

Assets Held for Sale: The carrying value of assets held for sale is considered not recoverable if it exceeds the fair value less the cost to sell. An impairment charge is recorded for any excess of the carrying value over the fair value less estimated costs to sell.

Cost and Equity Method Investments

The carrying value of investments accounted for under the cost and equity methods are assessed for impairment by comparing the fair values of these investments to their carrying values, if a fair value assessment was completed; or by reviewing for the presence of impairment indicators. If an impairment exists and it is determined to be other-than-temporary, a charge is recognized equal to the amount the carrying value exceeds the investment’s fair value.

Financial Assets

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. In the case of debt securities classified as available-for-sale, a breach of contract such as default or delinquency in interest or principal payments, or evidence of significant financial difficulty of the issuer is considered an indicator of impairment. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income, is removed from AOCL and recognized on the Consolidated Statements of Income.

There were no material asset impairments for the years ended December 31, 2011 and 2010.

U.    Debt Financing Costs

The Company capitalizes the external costs of obtaining debt financing and includes them in “Other” as part of “Other assets” on the Consolidated Balance Sheet; premiums and discounts are netted against “Long-term debt” on the Consolidated Balance Sheet. The deferred charges are amortized over the life of the related debt on an effective interest basis and included in “Interest expense, net”.

V.    Income Taxes and Investment Tax Credits

Emera recognizes deferred income tax assets and liabilities for the future tax consequences of events that have been included in the financial statements or income tax returns. Deferred income tax assets and liabilities are determined based on the difference between the carrying value of assets and liabilities on the balance sheet and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Emera recognizes the effect of income tax positions only when it is more likely than not that they will be realized. If management subsequently determines that it is likely that some or all of a deferred income tax asset will not be realized, then a valuation allowance is recorded to report the balance at the amount expected to be realized.

Generally, investment tax credits are recorded as a reduction to income tax expense in the current or future periods to the extent that realization of such benefit is more likely than not. Investment tax credits earned by Bangor Hydro or MPS on regulated assets are deferred and amortized over the estimated service lives of the related properties, as required by United State tax laws and Maine regulatory practices.

Emera classifies interest and penalties associated with unrecognized tax benefits as interest and operating expense, respectively.

W.    Asset Retirement Obligations

An ARO is recognized if a legal obligation exists in connection with the future disposal or removal costs resulting from the permanent retirement, abandonment or sale of a long-lived asset. A legal obligation may exist under an existing or enacted law or statute, written or oral contract, or by legal construction under the doctrine of promissory estoppel.

An ARO represents the fair value of the estimated cash flows necessary to discharge the future obligation using the Company’s credit adjusted risk-free rate. The amounts are reduced by actual expenditures incurred. Estimated future cash flows are based on completed depreciation studies, remediation reports, prior experience, estimated useful lives, and governmental regulatory requirements. The present value of the liability is recorded and the carrying amount of the related long-lived asset is correspondingly increased. The amount capitalized at inception is depreciated in the same manner as the related long-lived asset. Over time, the liability is accreted to its estimated future value. Accretion expense is included as part of “Depreciation and amortization”. Any accretion expense not yet approved by the regulator is deferred to a regulatory asset in “Property, plant and equipment” and included in the next depreciation study.

Some transmission and distribution assets may have conditional AROs, which are required to be estimated and recorded as a liability. A conditional ARO refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Management monitors these obligations and a liability is recognized at fair value when an amount can be determined.

X.    Derivatives and Hedging Activities

Emera’s risk management policies and procedures provide a framework through which management monitors various risk exposures. The risk management practices are overseen by the Board of Directors. Daily and periodic reporting of positions and other relevant metrics are performed by a centralized risk management group which is independent of all operations.

The Company manages its exposure to normal operating and market risks relating to commodity prices, foreign exchange and interest rates using financial instruments consisting mainly of foreign exchange forwards and swaps, interest rate options and swaps, and coal, oil and gas futures, options, forwards, and swaps. In addition, the Company has contracts for the physical purchase and sale of natural gas. Collectively these contracts are considered “derivatives”.

The Company recognizes the fair value of all its derivatives on its balance sheet, except for non-financial derivatives that meet the normal purchases and normal sales (“NPNS”) exception. A physical contract generally qualifies for the NPNS exception if the transaction is reasonable in relation to the Company’s business needs, the counterparty owns or controls resources within the proximity to allow for physical delivery, the Company intends to receive physical delivery of the commodity, and the Company deems the counterparty credit worthy. Emera continually assesses contracts designated under the NPNS exception and will discontinue the treatment of these contracts under this exception where the criteria are no longer met.

Derivatives qualify for hedge accounting if they meet stringent documentation requirements, and can be proven to effectively hedge the identified risk both at the inception and over the term of the instrument. Specifically, for cash flow hedges, the effective portion of the change in the fair value of derivatives is deferred to AOCL and recognized in income in the same period the related hedged item is realized. Any ineffective portion of the change in the fair value of the cash flow hedges is recognized in net income in the reporting period.

Where the documentation or effectiveness requirements are not met, the derivatives are recognized at fair value, with any changes in fair value recognized in net income in the reporting period, unless deferred as a result of regulatory accounting.

Derivatives entered into by NSPI that are documented as economic hedges, and for which the NPNS exception has not been taken, receive regulatory deferral as approved by the Nova Scotia Utility and Review Board (“UARB”). These derivatives are recorded at fair value on the balance sheet as derivative assets or liabilities. The change in fair value of the derivatives is deferred to a regulatory asset or liability. The gain or loss is recognized when the derivatives settle. Management believes that any gains or losses resulting from settlement of these derivatives related to fuel for generation and purchased power will be refunded to or collected from customers in future rates through the FAM.

Derivatives that do not meet any of the above criteria are designated as HFT derivatives and are recorded on the balance sheet at fair value, with changes normally recorded in net income of the period, unless deferred as a result of regulatory accounting. The Company has not elected to designate any derivatives to be included in the HFT category where another accounting treatment would apply.

Emera classifies gains and losses on derivatives as a component of fuel for generation and purchased power, other expenses, inventory and property, plant and equipment, depending on the nature of the item being economically hedged. Cash flows from derivative activities are presented in the same category as the item being hedged within operating or investing activities on the Consolidated Statements of Cash Flows.

Y.    Fair Value Measurement

The Company is required to determine the fair value of all derivatives except those which qualify for the NPNS exception (refer to notes 24 and 25). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly arms-length transaction between market participants at the measurement date. Fair value measurements are required to reflect the assumptions that market participants would use in pricing an asset or liability based on the best available information including the risks inherent in a particular valuation technique, such as a pricing model, and the risks inherent in the inputs to the model. The Company uses a fair value hierarchy, based on the relative objectivity of the inputs used to measure fair value, with Level 1 representing the highest.

The three levels of the fair value hierarchy are defined as follows:

Level 1 Valuations - Where possible, the Company bases the fair valuation of its financial assets and liabilities on quoted prices in active markets (“quoted prices”) for identical assets and liabilities.

Level 2 Valuations - Where quoted prices for identical assets and liabilities are not available, the valuation of certain contracts must be based on quoted prices for similar assets and liabilities with an adjustment related to location differences. Also, certain derivatives are valued using quotes from over-the-counter clearing houses.

Level 3 Valuations - Where the information required for a Level 1 or Level 2 valuation is not available, derivatives must be valued using unobservable or internally-developed inputs. Emera’s primary reasons for a Level 3 classification are as follows:

•	While valuations were based on quoted prices, significant assumptions were necessary to reflect seasonal or monthly shaping and locational basis differentials.
•

The term of certain transactions extends beyond the period when quoted prices are available, and accordingly, assumptions were made to extrapolate prices from the last quoted period through the end of the transaction term.

•	The valuations of certain transactions were based on internal models, although quoted prices were utilized in the valuations.

Derivative assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Z.    Variable Interest Entities

The Company performs ongoing analysis to assess whether it holds any variable interest entities (“VIEs”). To identify potential VIEs, management reviews contracts under leases, long-term purchase power agreements, tolling contracts and jointly-owned facilities.

VIEs of which the Company is deemed the primary beneficiary must be consolidated. The primary beneficiary of a VIE has both the power to direct the activities of the entity that most significantly impact its economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity. In circumstances where Emera is not deemed the primary beneficiary, the VIE is not recorded in the Company’s consolidated financial statements.

LPH has established a self-insurance fund (“SIF”) primarily for the purpose of building a fund to cover risk against damage and consequential loss to certain generating, transmission and distribution systems. LPH holds a variable interest in the SIF for which it was determined that LPH was the primary beneficiary and, accordingly, the SIF must be consolidated by LPH. In its determination that LPH controls the SIF, management considered that in substance the activities of the SIF are being conducted on behalf of LPH’s subsidiary BLPC and BLPC, alone, obtains the benefits from the SIF’s operations. Additionally, because LPH, through BLPC, has rights to all the benefits of the SIF, it is also exposed to the risks related to the activities of the SIF.

NSPI holds a variable interest in Renewable Energy Services Ltd. (“RESL”), a VIE for which it was determined that NSPI was not the primary beneficiary since it does not have the controlling financial interest of RESL. NSPI has provided a $23.5 million guarantee with no set term for the indebtedness of RESL under a loan agreement between RESL and a third party lender, in support of which NSPI holds a security interest in all present and future assets of RESL. The guarantee arose in conjunction with NSPI’s participation in a wind energy project at Point Tupper, Nova Scotia, which is being operated by RESL. Under a purchased power agreement, NSPI purchases, at a fixed price, 100 percent of the power generated by the project. A default by RESL, under its loan agreement, would require NSPI to make payment under the guarantee. As at December 31, 2011, RESL’s indebtedness under the loan agreement was $21.9 million (2010 – $23.1 million), and NSPI has not recorded a liability in relation to the guarantee.

Bangor Hydro holds a variable interest in Chester Static Var Compensator (“SVC”), a VIE for which it was determined that Bangor Hydro was not the primary beneficiary since it does not have the controlling financial interest of Chester SVC. A subsidiary of Bangor Hydro is a 50 percent general partner in Chester SVC, which owns electrical equipment that supports a major transmission line. A wholly-owned subsidiary of Central Maine Power Company owns the other 50 percent interest. Chester SVC is 100 percent debt financed and accordingly the partners have no equity interest; and the holders of the SVC notes are without recourse against the partners or their parent companies.

The Company has identified certain long-term purchase power agreements that could be defined as variable interests as the Company has to purchase all or a majority of the electricity generation at a fixed price. However, it was determined that the Company was not the primary beneficiary since it lacked the power to direct the activities of the entity, including the ability to operate the generating facilities and make management decisions.

Emera’s consolidated VIE is recorded as an “Available-for-sale investment”. The following table provides information about Emera’s consolidated and unconsolidated VIEs as at December 31:

millions of Canadian dollars	2011		2010
	Total assets	Maximum exposure to loss	Total assets	Maximum exposure to loss
Consolidated VIE
BLPC SIF Available-for-sale investment	$54.1	$54.1	-	-
Unconsolidated VIEs in which Emera has Variable Interests
RESL	-	23.5	-	$23.5
Chester SVC	-	-	-	-

AA.    Available-for-sale Investments

Assets designated as Available-for-sale are non-derivative financial assets (equity and debt securities) intended to be held for an indefinite period of time, and may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Regular purchases and sales of financial assets are recognized at fair value, including transaction costs, on the trade date, the date on which the Company commits to purchase or sell the asset; and subsequently carried at fair value based on current bid prices on the market. Unrealized gain and losses arising from changes in the fair value of available-for-sale assets are recognized in AOCL until the financial asset is sold, or otherwise disposed of, or until the financial investment is determined to be impaired, at which time the cumulative gain or loss will be included in income for the period.

Interest on available-for-sale debt securities is calculated using the effective interest method and is recognized on the Consolidated Statements of Income in “Other income (expenses), net”. Dividends on available-for-sale equity securities are recognized on the Consolidated Statements of Income in “Other income (expenses), net”.

BB.    Derivative Positions and Cash Collateral

Derivatives, as reflected on the Consolidated Balance Sheets, are not offset by the fair value amounts of cash collateral with the same counterparty. Rights to reclaim cash collateral are recognized in “Receivables, net” and obligations to return cash collateral are recognized in “Accounts payable”.

2.    CHANGE IN ACCOUNTING POLICY

In Q1 2011, the Company changed the date of its annual impairment test from March 31 to October 1. The change was made to more closely align the impairment testing date with the long-range planning and forecasting process. Emera believes the change in the annual impairment testing date did not delay, accelerate, or avoid an impairment charge and has determined this change in accounting policy is preferable under the circumstances and does not result in adjustments to the financial statements when applied retrospectively.

In Q4 2011, Emera early adopted ASU No. 2011-08, “Intangibles – Goodwill and Other”. This new approach was used in its annual impairment test on October 1, 2011.

3.    FUTURE ACCOUNTING PRONOUNCEMENTS

Balance Sheet (Topic 210) Disclosures about Offsetting Assets and Liabilities, ASU No. 2011-11

In December 2011, The Financial Accounting Standards Board (“FASB”) issued an accounting standards update which requires companies to disclose gross information and net information about both instruments and transactions eligible for offset in the statement of financial positions and instruments and transactions subject to an agreement similar to a master netting arrangement to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU No. 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 with required disclosures made retrospectively for all comparative periods presented. The Company is currently evaluating the impact that the adoption will have in the financial statements.

Other Comprehensive Income, ASU No. 2011-05

In June 2011, FASB issued an accounting standards update amending Accounting Standards Codification (“ASC”) 220 to improve the comparability, consistency and transparency of comprehensive income reporting. The guidance requires that items of net income, items of other comprehensive income and total comprehensive income be presented in one continuous statement or two separate but consecutive statements. Items that are reclassified from other comprehensive income to net income must be presented separately on the face of the financial statements. ASU No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Retrospective application of the new disclosures will be required for comparative periods. The adoption of this update will change the order in which certain consolidated financial statements are presented and provide additional detail on those financial statements where applicable, but will not have any other impact to the consolidated financial statements.

Subsequently in December 2011, FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The amendments in ASU No. 2011-12 defer the changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments out of AOCL.

Fair Value Measurement, ASU No. 2011-04

In May 2011, FASB issued an accounting standards update amending ASC 820 to achieve common fair value measurement and disclosure requirements between USGAAP and International Financial Reporting Standards (“IFRS”). The amendments clarify the intent concerning the application of existing requirements and include some instances where a particular principle or requirement for measuring fair value or disclosing information related to fair value measurements has changed. ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact that the adoption will have in the consolidated financial statements.

4.    SEGMENT INFORMATION

Emera is an energy and services company which invests in electricity generation, transmission and distribution, gas transmission and utility energy services. Emera manages its reportable segments separately due to their different geographical, operating and regulatory environments. Segments are reported based on each subsidiary’s contribution of revenues, net income and total assets.

As at December 31, 2011, Emera has five reporting segments, specifically:

•	NSPI;
•	Maine Utility Operations (Bangor Hydro and MPS);
•	Caribbean Utility Operations (BLPC, GBPC and Lucelec);
•	Brunswick Pipeline; and
•	Other (Emera Energy Services, EUS, M&NP, other strategic investments, holding companies, and inter-segment eliminations).

Bangor Hydro and MPS have been combined into Maine Utility Operations as the companies have similar geographical, operating, and regulatory environments. In Q4 2010, MPS was reported in “Other”. BLPC, GBPC and Lucelec have been combined into Caribbean Utility Operations as the companies have similar regulated operations including generation, transmission and distribution. In Q4 2010, the Company reported Caribbean Utility Operations in “Other” as Emera’s investment in these entities was not substantial enough to meet segment reporting requirements. Prior periods have been restated to reflect the Maine Utility and Caribbean Utility Operations as segments.

millions of Canadian dollars	NSPI	Maine Utility Operations	Caribbean Utility Operations	Brunswick Pipeline	Other and Eliminations	Total
Year ended December 31, 2011
Operating revenues from external customers (1)	$1,232.5	$202.4	$406.3	$49.7	$148.9	$2,039.8
Inter-segment revenues (1)	0.5	-	-	-	24.1	24.6
Total operating revenues	1,233.0	202.4	406.3	49.7	173.0	2,064.4
Allowance for funds used during construction – debt and equity	16.2	6.1	1.5	-	0.2	24.0
Regulated fuel adjustment	(8.5)	-	-	-	-	(8.5)
Depreciation and amortization	187.2	36.5	22.6	0.1	3.6	250.0
Interest expense	122.6	14.0	9.2	-	34.7	180.5
Interest revenue	10.0	0.5	-	-	(0.3)	10.2
Internally allocated interest (2)	-	-	-	(30.2)	30.2	-
Gain on acquisition	-	-	-	-	28.2	28.2
Income from equity investments	-	-	2.8	-	18.7	21.5
Income tax expense (recovery)	(44.9)	22.4	0.7	-	(14.9)	(36.7)
Capital expenditures	307.9	91.9	69.6	0.2	25.4	495.0
Net income attributable to common shareholders	123.5	37.0	46.8	19.7	14.1	241.1
As at December 31, 2011
Total assets	3,897.0	963.0	848.8	545.8	669.0	6,923.6
Investments subject to significant influence	-	1.2	26.7	-	194.8	222.7
Goodwill	-	116.4	77.5	-	3.8	197.7
(1)	All significant inter-company balances and inter-company transactions have been eliminated on consolidation except for certain transactions between non-regulated and regulated entities that have not been eliminated because management believes that the elimination of these transactions would understate property, plant and equipment, operating, maintenance and general expenses, or regulated fuel for generation and purchased power. Eliminated transactions are included in determining reportable segments.
(2)	Segment net income is reported on a basis that includes internally allocated financing costs.

millions of Canadian dollars	NSPI	Maine Utility Operations	Caribbean Utility Operations	Brunswick Pipeline	Other and Eliminations	Total
Year ended December 31, 2010
Operating revenues from external customers (1)	$1,190.2	$172.4	-	$48.9	$171.0	$1,582.5
Inter-segment revenues (1)	1.2	-	-	-	22.4	23.6
Total operating revenues	1,191.4	172.4	-	48.9	193.4	1,606.1
Allowance for funds used during construction – debt and equity	17.2	5.1	-	-	-	22.3
Regulated fuel adjustment	(99.0)	-	-	-	-	(99.0)
Depreciation and amortization	188.1	21.5	-	0.1	3.8	213.5
Interest expense	117.7	12.6	-	-	33.2	163.5
Interest revenue	4.1	-	-	-	0.1	4.2
Internally allocated interest (2)	-	-	-	(30.6)	30.6	-
Gain on acquisition	-	-	-	-	22.5	22.5
Income from equity investments	-	-	$4.7	-	10.6	15.3
Income tax expense (recovery)	(13.4)	18.8	-	-	(13.5)	(8.1)
Capital expenditures	533.3	41.3	-	10.8	(18.9)	566.5
Net income attributable to common shareholders	119.2	31.9	19.8	19.7	0.1	190.7
As at December 31, 2010
Total assets	3,804.7	880.8	395.9	507.8	489.8	6,079.0
Investments subject to significant influence	-	1.1	136.7	-	108.2	246.0
Goodwill	-	113.5	53.5	-	0.4	167.4
(1)	All significant inter-company balances and inter-company transactions have been eliminated on consolidation except for certain transactions between non-regulated and regulated entities that have not been eliminated because management believes that the elimination of these transactions would understate property, plant and equipment, operating, maintenance and general expenses, or regulated fuel for generation and purchased power. Eliminated transactions are included in determining reportable segments.
(2)	Segment net income is reported on a basis that includes internally allocated financing costs.

5.    REGULATED FUEL ADJUSTMENT

The regulated fuel adjustment related to the fuel adjustment mechanism (“FAM”) for NSPI includes the effect of fuel costs in both the current and two preceding years, specifically, and as detailed in the table below:

•

The difference between actual fuel costs and amounts recovered from customers in the current year. This amount, net of the incentive component, is deferred to a FAM regulatory asset in “Regulatory assets” or a FAM regulatory liability in “Regulatory liabilities”.

•	The recovery from (rebate to) customers of under (over) recovered fuel costs from prior years.

The regulated fuel adjustment for the years ending December 31 consisted of the following:

millions of Canadian dollars	2011	2010
Under recovery of current year fuel costs	$(35.1)	$(76.6)
Recovery from (rebate to) customers of prior years’ fuel costs	26.6	(22.4)
Fuel adjustment	$(8.5)	$(99.0)

The Company has recognized a deferred income tax expense related to the regulated fuel adjustment based on NSPI’s enacted statutory tax rate. As at December 31, 2011, NSPI’s deferred income tax liability related to the FAM was $29.0 million (2010 - $29.2 million).

The FAM regulatory asset includes amounts recognized as a fuel adjustment, associated interest that is included in “Interest expense, net”, and the application of the 2010 deferral of tax benefits (see Regulatory Matters, Note 23).

The following table shows the balance sheet classification of the various components of the FAM balances as at December 31:

	$00000000.00	$00000000.00
millions of Canadian dollars	2011	2010
Current regulatory asset	$69.0	$27.2
Long-term regulatory asset	24.7	65.7
FAM regulatory asset	$93.7	$92.9
Current deferred income tax liability	$(21.4)	$(8.8)
Long-term deferred income tax liability	(7.6)	(20.4)
FAM deferred income tax liability	$(29.0)	$(29.2)

6.    OTHER INCOME (EXPENSES), NET

Other income (expenses), net for the years ended December 31 consisted of the following:

	$00000000.00	$00000000.00
millions of Canadian dollars	2011	2010
Gain on business acquisition (1) (note 18)	$28.2	$22.5
Gain on exchange of subscription receipts to common shares of APUC (2)	15.1	-
Allowance for equity funds used during construction	13.1	11.8
Amortization of defeasance costs	(12.1)	(12.1)
Foreign exchange losses	(2.7)	(1.1)
Foreign exchange losses recovered through the FAM	(5.2)	(9.4)
Recognition of regulatory asset in GBPC	4.4	-
Other	2.3	0.8
	$43.1	$12.5
(1)	Emera’s interest in LPH was acquired in two tranches in Q2 2010 and Q1 2011 giving rise to non-taxable gains.
(2)	Pursuant to an April 2009 subscription agreement with APUC, on January 1, 2011, Emera exchanged subscription receipts it acquired in 2009 into 8.523 million APUC common shares issued at $3.25 per share, resulting in a gain of $15.1 million (after-tax gain of $12.8 million).

7.    INTEREST EXPENSE, NET

Interest expense, net for the years ended December 31 consisted of the following:

	$00000000.00	$00000000.00
millions of Canadian dollars	2011	2010
Interest on debt (1)	$174.8	$154.8
Allowance for borrowed funds used during construction	(10.9)	(10.5)
Interest revenue	(10.2)	(4.2)
Other	5.7	8.7
	$159.4	$148.8
(1)	Interest on debt includes amortization of debt financing costs, premiums and discounts.

8.    INCOME TAXES

The income tax provision, for the years ended December 31, differs from that computed using the statutory rates for the following reasons:

millions of Canadian dollars		2011		2010
Income before provision for income taxes	$222.7		$191.2
Income taxes, at statutory rates	72.4	32.5%	65.0	34.0%
Deferred income taxes on regulated income recorded as regulatory assets	(60.3)	(27.1)%	(67.9)	(35.5)%
Change in estimate of prior years expected benefit of tax deductions	(25.2)	(11.3)%	-	-
Net tax effect of equity earnings	(8.4)	(3.8)%	(5.8)	(3.0)%
Non-taxable gain on business acquisition	(9.6)	(4.3)%	(7.5)	(3.9)%
Non-deductible regulatory amortization	5.5	2.5%	11.8	6.2%
Reduction in FAM regulatory asset	(4.7)	(2.1)%	-	-
Recovery of prior year income taxes	(1.7)	(0.8)%	(4.7)	(2.5)%
Other	(4.7)	(2.1)%	1.0	0.5%
Income tax expense (recovery)	$(36.7)	(16.5)%	$(8.1)	(4.2)%

The 2011 statutory income tax rate of 32.5 percent (2010 – 34 percent) represents the combined Canadian federal and Nova Scotia provincial income tax rates which are the relevant tax jurisdictions for Emera.

The following reflects the composition of taxes on income from continuing operations for the years ended December 31:

millions of Canadian dollars	2011	2010
Income tax recovery – current
Domestic	$(45.8)	$(45.2)
Foreign	(2.5)	(2.0)
Income tax expense – deferred
Domestic	2.5	29.0
Foreign	25.0	12.3
Operating loss carry forwards	(15.9)	(2.2)
Income tax expense (recovery)	$(36.7)	$(8.1)

Foreign income before taxes was $164.1 million in 2011 and $102.5 million in 2010.

The deferred income tax assets and liabilities as at December 31 consisted of the following:

millions of Canadian dollars	2011	2010
Deferred income tax assets:
Pension and other post-retirement liabilities	$230.4	$173.1
Tax loss carry forwards	74.0	54.7
Asset retirement obligations	42.9	63.2
Intangibles	27.8	27.6
Other	52.9	29.5
Total deferred income tax assets before valuation allowance	428.0	348.1
Valuation allowance	(17.3)	(14.4)
Total deferred income tax assets after valuation allowance	$410.7	$333.7
Deferred income tax liabilities:
Property, plant and equipment	$469.6	$353.9
Net investment in direct financing lease	50.3	32.9
Regulatory assets (deferral of FAM)	29.0	29.2
Other	54.2	49.9
Total deferred income tax liabilities	$603.1	$465.9
Consolidated Balance Sheet presentation
Current deferred income tax assets	$14.0	$13.7
Long-term deferred income tax assets	33.1	31.1
Current deferred income tax liabilities	(10.9)	(8.5)
Long-term deferred income tax liabilities	(228.6)	(168.5)
Net deferred income tax liabilities	$(192.4)	$(132.2)

For regulated entities, to the extent deferred income taxes are expected to be recovered from or returned to customers in future rates, a regulatory asset or liability is recognized. These amounts include a gross up to reflect the income tax associated with future revenues required to fund these deferred income tax liabilities, and the income tax benefits associated with reduced revenues resulting from the realization of deferred income tax assets.

In Q4 2011, NSPI modified its estimate of the expected tax benefit of tax deductions, electing to amend its tax returns for the years 2006 through 2009. This resulted in a $23.3 million reduction in income tax expense and a $3.0 million increase in interest revenue, recorded in the quarter. This change in accounting estimate has been accounted for on a prospective basis.

In Q4 2010, NSPI revised its estimate of the 2010 expected benefit from accelerated tax deductions, resulting in a $7.2 million reduction in income tax expense.

The following table summarizes as at December 31, 2011 the net operating loss (“NOL”), capital loss and tax credit carryovers and the associated carryover periods, and the valuation allowances for amounts which Emera has determined that realization is uncertain:

millions of Canadian dollars	Deferred Tax Asset	Valuation Allowance	Net Deferred Tax Asset	Expiration Period
NOL	$59.9	$(0.6)	$59.3	2014-2031
Capital loss	14.1	(14.1)	-	Indefinite
Investment tax credit	0.3	-	0.3	Indefinite
Total	$74.3	$(14.7)	$59.6

As at December 31, 2011, Emera had a gross NOL carryover of $215.1 million, capital loss carryover of $64.1 million, and an investment tax credit carry forward of $0.8 million.

Considering all evidence regarding the utilization of the Company’s deferred income tax assets, it has been determined that Emera is more likely than not to realize all recorded deferred income tax assets, except for the losses noted above and unrealized capital gains on certain investments. A valuation allowance has been recorded as at December 31, 2011 related to these losses and investments.

The following table provides details of the change in unrecognized tax benefits for the years ended December 31 as follows:

	$000000.00	$000000.00
millions of Canadian dollars	2011	2010
Balance, January 1	$12.9	$12.1
Increases due to tax positions related to prior year	0.3	-
Increases due to tax positions related to current year	2.5	2.4
Decreases due to settlements with taxing authorities	(1.1)	-
Decreases due to expiration of statute of limitations	(1.7)	(1.6)
Balance, December 31	$12.9	$12.9

The total amount of unrecognized tax benefits as at December 31, 2011 was $12.9 million (2010 – $12.9 million) which would affect the effective tax rate if recognized. The total amount of accrued interest with respect to unrecognized tax benefits was $1.3 million (2010 – $1.3 million). In the next twelve months, it is reasonable that $2.2 million of unrecognized tax benefits may be recognized due to statute expirations or settlement agreements with taxing authorities.

The Company intends to indefinitely reinvest earnings from certain foreign operations. Accordingly, US and non-US income and withholding taxes for which deferred taxes might otherwise be required have not been provided for on a cumulative amount of temporary differences related to investments in foreign subsidiaries of approximately $290.6 million as at December 31, 2011. It is impractical to estimate the amount of income and withholding tax that might be payable if a reversal of temporary differences occurred.

Emera files a Canadian federal income tax return, which includes its Nova Scotia provincial income tax. Emera’s subsidiaries file Canadian, US, Barbados and St. Lucia income tax returns. As at December 31, 2011, the Company’s tax years still open to examination by taxing authorities include 2002 and subsequent years. With few exceptions, the Company is no longer subject to examination for years prior to 2006.

9.    EARNINGS PER SHARE

The following table reconciles the computation of basic and diluted earnings per share for the years ended December 31:

millions of Canadian dollars, except per share amounts	2011	2010
Numerator
Net income attributable to common shareholders	$241.1	$190.7
Preferred stock dividends of subsidiary	8.0	8.0
Diluted numerator	249.1	198.7
Denominator
Weighted average shares of common stock outstanding	120.5	113.7
Weighted average DSUs outstanding	0.5	0.5
Weighted average shares of common stock outstanding – basic	121.0	114.2
Effect of dilutive securities	4.2	5.1
Stock-based compensation and employee common share purchase plan	1.0	1.1
Weighted average shares of common stock outstanding – diluted	126.2	120.4
Earnings per common share
Basic	$1.99	$1.67
Diluted (1)	$1.97	$1.65
(1)	The calculation of diluted earnings per share for the years ended December 31, 2011 excluded the impact of $0.2 million (2010 – nil million) of unexercised stock options that had an anti-dilutive effect.

10.    RESTRICTED CASH

Restricted cash as at December 31 consisted of the following:

millions of Canadian dollars	2011	2010
Restricted cash – BLPC (1)	$11.2	-
Restricted cash – Emera (2)	-	$58.4
Restricted cash – Other	2.8	0.2
	$14.0	$58.6
(1)	This cash is held for the SIF at BLPC for the purpose of building an insurance fund to cover risk against damage and consequential loss to certain of BLPC’s generating, transmission and distribution systems. The cash is not available for the Company to use in its operations.
(2)	The cash was held for purposes of the CPUV acquisition and was not available for the Company to use in its operations.

11.    RECEIVABLES, NET

Receivables, net as at December 31 consisted of the following:

millions of Canadian dollars	2011	2010
Customer accounts receivable – billed	$310.7	$250.8
Customer accounts receivable – unbilled	133.6	126.4
Total customer accounts receivable	444.3	377.2
Allowance for doubtful accounts	(12.8)	(6.6)
Customer accounts receivable, net	431.5	370.6
Other	28.1	22.3
	$459.6	$392.9

12.    INVENTORY

Inventory as at December 31 consisted of the following:

millions of Canadian dollars	2011	2010
Fuel	$134.6	$129.1
Materials	64.2	48.7
	$198.8	$177.8

13.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as at December 31 consisted of the following regulated and non-regulated assets:

millions of Canadian dollars	2011	2010
Generation	$3,208.5	$2,916.1
Transmission	1,027.4	919.9
Distribution	1,893.6	1,588.8
General plant and other	531.4	446.4
Total cost	6,660.9	5,871.2
Less: Accumulated depreciation	(2,838.0)	(2,462.6)
	3,822.9	3,408.6
Construction work in progress	471.5	334.0
Net book value	4,294.4	3,742.6

For the year ended December 31, 2011, AFUDC of $23.6 million (2010 – $21.7 million) was capitalized to “Property, plant and equipment”.

As a result of regulator-approved accounting policies and depreciation rates, NSPI, Bangor Hydro, and MPS defer certain costs within “Property, plant and equipment” that would not otherwise be deferred in the absence of rate-regulation. Cumulative differences between items recognized for rate regulatory purposes and applicable accounting standards including depreciation rates, AFUDC and overhead costs cannot be separately determined. Cumulative amounts related to asset retirement obligations and the associated accretion expense were $17.1 million as at December 31, 2011 (2010 – $15.3 million).

14.    NET INVESTMENT IN DIRECT FINANCING LEASE

Brunswick Pipeline commenced service on July 16, 2009, transporting re-gasified LNG for Repsol Energy Canada under a 25 year firm service agreement. The agreement meets the definition of a direct financing capital lease for accounting purposes. The net investment in direct financing lease consists of the sum of the minimum lease payments and residual value net of estimated executory costs and unearned income. The unearned income is recognized in income over the life of the lease using a constant rate of interest equal to the internal rate of return on the lease.

millions of Canadian dollars	2011	2010
Total minimum lease payments to be received	$1,440.7	$1,495.4
Less: amounts representing estimated executory costs	(249.8)	(258.7)
Minimum lease payments receivable	$1,190.9	$1,236.7
Estimated residual value of leased property (unguaranteed)	183.0	183.0
Less: unearned finance lease income	(880.1)	(928.2)
Net investment in direct financing lease	$493.8	$491.5
Principal due within one year (included in “Other current assets”)	(1.8)	-
	$492.0	$491.5

Future minimum lease payments to be received for the next five years:

millions of Canadian dollars	For the year ended December 31
	2012	2013	2014	2015	2016
Minimum lease payments to be received	$58.8	$58.8	$60.0	$61.6	$61.6
Less: amounts representing estimated executory costs	(9.1)	(9.2)	(9.4)	(9.6)	(9.8)
Minimum lease payments receivable	$49.7	$49.6	$50.6	$52.0	$51.8

15.    INVESTMENTS SUBJECT TO SIGNIFICANT INFLUENCE AND EQUITY INCOME

Investments subject to significant influence consisted of the following:

	Carrying Value As at December 31		Equity Income For the Year Ended December 31		Percentage of Ownership
millions of Canadian dollars	2011	2010	2011	2010	2011
M&NP (1)	$125.0	$118.8	$8.3	$9.1	12.9
APUC (1) (3)	43.7	-	2.4	-	6.3
CPUV	37.6	-	2.1	-	49.999
Lucelec (1)	26.7	25.0	2.0	2.1	19.1
AHI	5.9	3.6	(1.6)	(0.4)	37.7
Maine Electric Power Company Inc.	0.9	0.9	-	-	21.7
Maine Yankee Atomic Power Company (1)	0.3	0.2	-	-	12.0
LPH (2)	-	111.7	0.8	5.2	-
GBPC (2)	-	-	-	(2.6)	-
Bear Swamp	(17.4)	(14.2)	7.5	1.9	50.0
	$222.7	$246.0	$21.5	$15.3
(1)	Although Emera’s ownership percentage of these entities is relatively low, it does have significant influence over the operating and financial decisions of these companies through Board representation. Therefore, Emera records its investment in APUC, Maine Yankee Atomic Power Company, Lucelec and M&NP using the equity method. This is consistent with industry practice for similar investments with significant influence.
(2)	Emera gained control of GBPC on December 22, 2010 and LPH on January 25, 2011; the above information does not include the income or the carrying value after gaining control, at which point the investments were consolidated.
(3)	As at December 31, 2011, the market price / share is $6.42 which indicates a fair market value of this investment of $54.7, as it is a publicly traded entity.

Equity investments include a $32.9 million difference between the cost and the underlying fair value of the investees’ assets as at the date of acquisition. The excess is attributable to goodwill and is therefore not subject to amortization.

16.    AVAILABLE-FOR-SALE INVESTMENTS

The available-for-sale investments consist primarily of investments in debt and equity securities held in trust on behalf of BLPC’s SIF for the purpose of building an insurance fund to cover risk against damage and consequential loss to certain of BLPC’s generating, transmissions and distribution systems. The SIF Fund assets are not available to the Company for use in its operations.

Emera has classified these investments as available-for-sale and recorded all such investments at their fair market value as at December 31, 2011.

Available-for-sale financial assets as at December 31 include the following:

millions of Canadian dollars	2011	2010
Common shares	$1.3	$0.8
Mutual funds	17.8	-
Corporate bonds, debentures, short and medium term notes	27.7	-
Government bonds	7.8	-
	$54.6	$0.8

The change in available-for-sale assets is as follows:

millions of Canadian dollars	2011	2010
Balance, beginning of the period	$0.8	$1.0
Resulting from acquisitions	53.5	-
Additions, net of foreign exchange loss	36.5	-
Disposals	(35.8)	-
	$55.0	$1.0
Change in fair value
Gain recognized in regulatory liability	(0.1)	-
Loss recognized in other comprehensive income during the period	(0.3)	(0.2)
	$(0.4)	$(0.2)
Balance, end of the period	$54.6	$0.8

There were no impairment provisions for available-for-sale investments for the years ended 2011 and 2010.

The maturity profile of debt securities included in the available-for-sale assets as at December 31 is as follows:

millions of Canadian dollars	2011	2010
Maturity within 1 year	$12.7	-
Maturity in 1-5 years	22.8	-
	$35.5	-

The maximum exposure to credit risk at the reporting date is the carrying value of the debt securities. None of these financial instruments are either past due or impaired.

17.    GOODWILL

The change in goodwill for the years ended December 31 is due to the following:

millions of Canadian dollars	2011	2010
Balance, January 1	$167.4	$87.6
Acquisitions	26.1	84.8
Change in foreign exchange rate	4.2	(5.0)
Balance, December 31	$197.7	$167.4

18.    ACQUISITIONS

Light & Power Holdings Ltd.

On January 25, 2011, Emera acquired 7.2 million shares of LPH, the parent company of BLPC, a vertically-integrated utility and the sole provider of electricity on the island of Barbados with a franchise to produce, transmit and distribute electricity on the island until 2028, for total cash consideration of $92.6 million CAD ($92.8 million USD). As a result, Emera became the majority shareholder of LPH, with a total interest of 80.1 percent. This investment was made to increase Emera’s regulated transmission, distribution and generation portfolio.

Prior to this transaction, Emera owned 38.3 percent of LPH with a carrying value of $113.5 million CAD ($113.8 million USD). The fair value of Emera’s interest in LPH immediately prior to the acquisition date was $84.8 million CAD ($85.0 million USD).

The fair value of the assets of a regulated utility are generally deemed to equal book value (rate base) given the regulated utility’s earnings are a function of its rate base, as determined by the regulator. The purchase price was negotiated between arms-length parties. The differential between the two amounts resulted in Emera recording a gain on acquisition of $28.2 million, which Emera has recorded as a non-taxable gain in “Other income (expenses), net” on Emera’s Consolidated Statements of Income for the year ended December 31, 2011.

The valuation technique used to measure the acquisition-date fair value of the assets and liabilities of LPH was book value for regulated assets given the regulatory environment in which BLPC operates. Non-regulated assets were measured based on recent transactions. Accordingly, a third party valuation of assets and liabilities was not performed.

The purchase price allocation has been finalized. The total purchase price has been allocated to the fair value of assets and liabilities as follows:

millions of Canadian dollars
Cash and cash equivalents	$58.4
Restricted cash	12.3
Receivables, net	23.4
Income tax receivable	0.2
Inventory	16.3
Prepaid expenses	2.9
Property, plant and equipment	292.0
Available-for-sale investments	52.5
Other non-current assets	1.6
Current portion of long-term debt	(7.5)
Account payable	(33.7)
Other current liabilities	(5.3)
Long-term debt	(43.1)
Deferred income taxes	(9.5)
Regulatory liabilities	(62.7)
ARO	(2.2)
Other long-term liabilities	(2.5)
Gain on business acquisition (1)	(28.2)
Non-controlling interest	(58.2)
Total purchase consideration	$206.7
(1)	The gain shown above represents the net effect of the gain on acquisition of $56.3 million net of a loss of $28.1 million on a business combination achieved in stages, which requires the revaluation of the existing interest to the implied value from the second investment at the date of acquiring control. The gain is included in “Other income (expenses) net” in the Consolidated Statements of Income.

The Company has included operating revenues of $282.4 million and net income attributable to common shareholders of $12.0 million for BLPC in its consolidated net income attributable to common shareholders for fiscal 2011 related to the period subsequent to January 25, 2011.

The Company also incurred $2.0 million in acquisition-related costs of which $1.5 million was recorded in 2011. These costs are included in “Operating, maintenance and general expense” in the Consolidated Statements of Income.

Supplemental Pro Forma Data

The unaudited pro forma statement below gives effect to the acquisition of a controlling interest in BLPC as if the transaction had occurred at the beginning of 2010. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations or of the results that would have occurred had the acquisition taken place at the beginning of 2010.

For the	Year ended December 31
millions of Canadian dollars	2011	2010
Operating revenues	$2,081.7	$1,867.8
Net income attributable to common shareholders	241.4	200.9

Pro forma basic earnings per share	$1.99	$1.76
Pro forma diluted earnings per share	$1.97	$1.73

Grand Bahama Power Company Limited

On December 22, 2010, Emera acquired 50 percent of the outstanding common shares of GBPC, an integrated utility and sole provider of electricity on Grand Bahama Island; and an additional 10.7 percent interest in ICD Utilities Limited (“ICDU”), owner of the remaining 50 percent interest in GBPC, for total cash consideration of $81.6 million CAD ($82.0 million USD), giving Emera an 80.4 percent direct and indirect interest in GBPC. This investment was made to increase Emera’s regulated electricity, transmission and generation portfolio.

Prior to the transaction, Emera owned 50 percent of ICDU and indirectly through this ownership 25 percent of GBPC. This interest in ICDU had a carrying value of $39.2 million CDN ($39.4 million USD). The fair value of Emera’s interest in ICDU immediately prior to the acquisition date, was $36.8 million CDN ($37.0 million USD).

As a result of this transaction, the Company recorded a loss on a business acquisition achieved in stages related to the pre-existing investment of $2.4 million.

The valuation of the acquisition-date fair value of GBPC’s assets and liabilities was performed by a third party. The valuation technique primarily involved the cost approach for property, plant and equipment and comparable debt issuances for long-term debt. Quoted prices or public sourced information was utilized where possible in the valuation. The purchase price allocation has been finalized. The total purchase price has been allocated to the fair value of assets and liabilities as follows:

millions of Canadian dollars
Receivables, net	$19.2
Inventory	16.2
Prepaid expenses	1.2
Other non-current assets	0.5
Property, plant and equipment	153.4
Goodwill	75.6
Short-term debt	(1.9)
Current portion of long-term debt	(4.2)
Account payable	(20.6)
Other current liabilities	(3.5)
Long-term debt	(83.1)
Pension and post-retirement liabilities	(5.5)
Non-controlling interest	(28.9)
Total purchase consideration	$118.4

The goodwill that arose on the acquisition of GBPC is a result of expected operational efficiencies and synergies that Emera’s management believes it can bring to the operation of GBPC, as well as additional strategic opportunities in the region.

The Company has included operating revenues of $124.0 million and net income attributable to common shareholders of $4.6 million for GBPC in its consolidated net income attributable to common shareholders for fiscal 2011.

The Company also incurred $4.9 million in acquisition-related costs of which $6.1 million was expensed in 2010, offset with a recovery of $1.2 million recorded in 2011. These expenses are included in “Operating, maintenance and general expense” in the “Consolidated Statements of Income.”

Supplemental Pro Forma Data

The unaudited pro forma statement below gives effect to the acquisition of a controlling interest of GBPC as if the transaction had occurred at the beginning of 2010. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations or of the results that would have occurred had the acquisition taken place at the beginning of 2010.

For the	Year ended December 31
millions of Canadian dollars	2011	2010
Operating revenues	$2,064.4	$1,717.9
Net income attributable to common shareholders	241.1	187.3

Pro forma basic earnings per share	$1.99	$1.64
Pro forma diluted earnings per share	$1.97	$1.62

Maine & Maritimes Corporation

On December 21, 2010, Emera acquired all of the outstanding common shares of MAM, a publically held United States corporation, and the parent company of MPS for cash consideration of $77.2 million CAD ($75.8 million USD). This investment was made to increase Emera’s transmission and distribution portfolio.

The valuation technique used to measure the acquisition-date fair value of the assets and liabilities of MAM was book value for regulated assets given the regulatory environment in which MPS operates. Accordingly, a third party valuation of assets and liabilities was not performed.

The purchase price allocation has been finalized. The total purchase price has been allocated to the fair value of assets and liabilities as follows:

millions of Canadian dollars
Cash and cash equivalents	$0.6
Restricted cash	0.2
Receivables, net	8.3
Income taxes receivable	1.2
Inventory	1.1
Regulatory assets – current	9.9
Prepaid expenses	0.9
Other current assets	0.3
Property, plant and equipment	66.6
Regulatory assets – non-current	22.3
Investments subject to significant influence	0.4
Goodwill	31.7
Other non-current assets	3.9
Short-term debt	(2.3)
Current portion of long-term debt	(1.1)
Account payable	(4.8)
Regulatory liabilities – current	(0.5)
Other current liabilities	(3.3)
Long-term debt	(23.0)
Deferred income taxes	(16.3)
Derivative instruments	(3.6)
Regulatory liabilities – long-term	(5.2)
Pension and post-retirement liabilities	(7.1)
Other long-term liabilities	(3.0)
Total purchase consideration	$77.2

The goodwill that arose on the acquisition of MAM is a result of expected operational efficiencies and synergies that Emera’s management believes it can bring to the operation of MAM, as well as additional strategic opportunities in the region.

The Company has included operating revenues of $34.6 million and net income attributable to common shareholders of $2.8 million for MPS in its consolidated net income attributable to common shareholders for fiscal 2011. The Company also incurred $4.7 million in acquisition-related costs which were expensed during 2010 and included in “Operating, maintenance and general expense” in the “Consolidated Statements of Income.”

Supplemental Pro Forma Data

The unaudited pro forma statement below gives effect to the acquisition of MPS as if the transaction had occurred at the beginning of 2010. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations or of the results that would have occurred had the acquisition taken place at the beginning of 2010.

For the	Year ended December 31
millions of Canadian dollars	2011	2010
Operating revenues	$2,064.4	$1,642.2
Net income attributable to common shareholders	241.1	189.5

Pro forma basic earnings per share	$1.99	$1.66
Pro forma diluted earnings per share	$1.97	$1.64

19.    SHORT-TERM DEBT

Emera’s short-term borrowings consist of commercial paper issuances, advances on the revolving credit facilities and short-term notes. Short-term debt and related the weighted-average interest rate as at December 31 consisted of the following:

millions of Canadian dollars	2011	Weighted- average interest rate	2010	Weighted- average interest rate
Emera
Advances on the revolving credit facilities (1)	$2.4	3.50%	$1.5	3.75%
Promissory note issued to APUC	135.8	-	27.7	-
NSPI
Advances on the revolving credit facilities (1)	4.6	3.25%	1.6	3.50%
Commercial paper (re-classed from long-term debt) (2)	59.3	1.08%	46.7	1.07%
MPS
Advances on the revolving credit facilities	0.7	3.25%	2.3	1.39%
GBPC
Advances on the revolving credit facilities	7.5	5.75%	1.9	5.50%
Short-term debt	$210.3		$81.7
(1)	Advances on the long-term revolving credit facilities (note 20) can be made by way of overdraft on accounts for Emera and NSPI for up to $30 million and $50 million, respectively.
(2)	NSPI’s commercial paper is backed by a revolving credit facility which matures in 2015. NSPI has the ability to refinance commercial paper on a long-term basis; however amounts expected to be paid through working capital are classified as short-term debt. All other drawings are classified as long-term debt (note 20).

The Company’s total short-term revolving credit facilities, outstanding borrowings and available capacity as at December 31 were as follows:

millions of Canadian dollars	Maturity	2011	2010
MPS – revolving credit facility	2012	$10.2	$9.9
GBPC – revolving credit facility	2012	11.2	10.9
Total		21.4	20.8
Less:
Advances under revolving credit facilities		8.2	4.2
Use of available facilities		8.2	4.2
Available capacity under existing agreements		$13.2	$16.6

As at December 31, 2011, these credit facilities require commitment fees ranging from 0.20% to 0.27% basis points. The weighted average interest rate on outstanding short-term debt at December 31, 2011 was 1.78% (2010 – 1.37%).

Credit Facilities

On April 27, 2011, Maine Public Service Company renewed its existing $10 million USD revolving credit facility with Bank of America, with a new expiration date of December 31, 2012.

In October 2011, GBPC entered into a 12 month revolving credit facility for $11 million Bahamian dollars with Scotiabank (Bahamas) Limited.

20.    LONG-TERM DEBT

Emera’s long-term debt includes the issuances detailed below. Medium-term notes and debentures are issued under trust indentures at fixed interest rates and are unsecured unless noted below. Also included are certain bankers’ acceptances and commercial paper where the Company has the intention and the unencumbered ability to refinance the obligations for a period greater than one year. Long-term debt as at December 31 consisted of the following:

millions of Canadian dollars	Stated Interest Rate	Effective Interest Rate	Maturity	2011	2010
Emera
Bankers acceptances, LIBOR loans (1)	-	2.16%	4 year renewal	$251.0	$396.7
Medium-term notes
Series F	4.10%	4.19%	2014	250.0	250.0
Series G	4.83%	4.89%	2019	225.0	225.0
Series H	2.96%	3.05%	2016	250.0	-
				725.0	475.0
Promissory note		-	2016	1.8	-
Capital lease obligations				1.7	2.5
				979.5	874.2
NSPI
Commercial Paper (2)	-	1.08%	4 year renewal	$312.8	$288.4
Medium-term notes
Series F	8.85%	8.21%	2025	125.0	125.0
Series I	8.40%	8.43%	2015	70.0	70.0
Series L	8.30%	8.96%	2036	60.0	60.0
Series M (3)	8.50%	7.76%	2026	40.0	40.0
Series N	7.60%	7.57%	2097	50.0	50.0
Series P	6.28%	6.28%	2029	40.0	40.0
Series R	7.45%	7.51%	2031	75.0	75.0
Series S	6.95%	7.12%	2033	200.0	200.0
Series T	5.75%	6.09%	2013	300.0	300.0
Series V	5.67%	5.71%	2035	150.0	150.0
Series W	5.95%	6.01%	2039	200.0	200.0
Series X	5.61%	5.65%	2040	300.0	300.0
				1,610.0	1,610.0
Debentures – Series 3	9.75%	9.99%	2019	95.0	95.0
Capital lease obligations				-	0.1
				2,017.8	1,993.5
Bangor Hydro (4)
LIBOR loans and demand loans (5)	-	2.14%	2 year renewal	$63.3	$38.6
General & refunding mortgage bonds (6)
$20 million	8.98%	8.98%	2022	20.3	19.9
$30 million	10.25%	10.25%	2020	30.5	29.8
				50.8	49.7

millions of Canadian dollars	Stated Interest Rate	Effective Interest Rate	Maturity	2011	2010
Bangor Hydro Continued (4)
Senior unsecured notes
$20 million 2002	6.09%	6.09%	2012	20.3	19.9
$50 million 2003 (7)	5.31%	5.31%	2018	32.3	36.2
$30 million 2007	5.65%	5.65%	2014	30.5	29.8
$20 million 2007	5.87%	5.87%	2017	20.3	19.9
				103.4	105.8
				217.5	194.1
MPS (4)
Maine Public Utility Financing Bank Bonds (8)	0.46%	6.20%	2021	$13.8	$13.5
Maine Public Utility Financing Bank Bonds (8)	0.46%	6.32%	2025	9.2	8.9
LIBOR loans				-	1.0
Capital lease obligations				-	0.1
				23.0	23.5
GBPC (4)
Unsecured notes	5.96%	5.96%	2014	$31.9	$35.5
Bond notes	7.07%	7.07%	2020- 2023	52.7	49.7
				84.6	85.2
BLPC
Royal Bank of Canada (9)	7.00%	7.00%	2021	$11.3	-
National Insurance Board (9)	6.65%	6.65%	2020	10.2	-
National Insurance Board (9)	6.875%	6.875%	2025	10.2	-
First Caribbean International Bank (10)	5.985%	5.985%	2015	4.3	-
European Investment Bank (11)	4.27%	4.27%	2013	7.9	-
				43.9	-
Adjustments
Commercial Paper in NSPI re-classed to short-term debt (2)	1.08%	4 year renewal		(59.3)	(46.7)
Unamortized debt discount – net				2.2	2.1
Amount due within one year				(35.7)	(10.6)
				(92.8)	(55.2)
Long-Term Debt				$3,273.5	$3,115.3
(1)	Emera’s revolving credit facility matures in June 2015, at which point the Company has the intention to renew under similar terms. The credit facility can be extended annually with the approval of the syndicated banks.
(2)	NSPI’s commercial paper is backed by a revolving credit facility which matures in 2015. NSPI has the ability to refinance commercial paper on a long-term basis; however amounts expected to be paid through working capital are classified as short-term debt (note 19). All other drawings are classified as long-term debt.
(3)	Notes extendable until 2056 at the option of the holders.
(4)	Debt issued and payable in USD.
(5)	Bangor Hydro’s revolving credit facility matures in September 2013, at which point the Company has the intention to renew under similar terms.
(6)	Secured by property, plant and equipment of Bangor Hydro.
(7)	Sinking fund payments beginning in year five.
(8)	The interest on these USD variable rate bonds is fixed through the MPS interest rate swaps. The 1996 Series bonds of $13.6 million, due in 2021, are fixed at 4.42 percent, while the 2000 Series bonds of $9.0 million, due in 2025, are fixed at 4.53 percent.
(9)	Debt issued and payable in Barbadian dollars. Borrowings are secured under a Debenture Trust Deed which creates a first and floating charge on the Company’s property, present and future.
(10)	Debt issued and payable in USD. Borrowings are secured under a Debenture Trust Deed which creates a first and floating charge on the Company’s property, present and future.
(11)	Debt issued and payable in USD. Borrowings are guaranteed by the Government of Barbados.

The Company’s total long-term credit facilities, outstanding borrowings and available capacity as at December 31 were as follows:

millions of Canadian dollars	Maturity	2011	2010
Emera – revolving credit facility (1)	June 2015	$700.0	$600.0
NSPI – revolving credit facility (2)	June 2015	500.0	600.0
Bangor Hydro – revolving credit facility	September 2013	81.4	79.6
Total		1,281.4	1,279.6
Less:
Borrowings under credit facilities		634.1	726.8
Letters of credit issued inside credit facilities		13.7	11.4
Use of available facilities		647.8	738.2
Available capacity under existing agreements		$633.6	$541.4
(1)	Advances on the revolving credit facility can be made by way of overdraft on accounts up to $30 million and such advances are classified as short-term debt (note 19).
(2)	Advances on the revolving credit facility can be made by way of overdraft on accounts up to $50 million and such advances are classified as short-term debt (note 19).

Credit Facilities

In June, 2010, Emera entered into a three year revolving credit facility for $600 million with a syndicate of banks. In June, 2010, NSPI entered into a three year revolving credit facility for $600 million with a syndicate of banks. In August 2011, Emera increased its committed syndicated revolving bank line of credit from $600 million to $700 million, and NSPI reduced its committed syndicated revolving bank line of credit from $600 million to $500 million. The maturity of both facilities was extended from June 2013 to June 2015.

NSPI has an active commercial paper for up to $400 million, of which outstanding amounts are 100 percent backed by NSPI’s bank line, which results in an equal amount of credit being considered drawn and unavailable.

On June 24, 2010, Bangor Hydro entered into a 39 month revolving credit facility for $80 million USD with a syndicate of banks.

Issuances

On December 13, 2011, Emera completed the issue of $250 million Series H Medium-Term Notes. The Series H Notes bear interest at a rate of 2.96 percent and yield 2.969 percent per annum until December 13, 2016.

The net proceeds of the offering will be used to repay short-term borrowings and for general corporate purposes.

Debt Covenants

Emera and certain subsidiaries debt obligations contain covenants related to the amount of debt to capitalization as defined in certain agreements. In addition, other covenants and financial reporting obligations exist. Failure to comply with these covenants could result in an event of default, which if not cured or waived, could result in the acceleration of outstanding debt obligations. As at December 31, 2011, Emera and each of its subsidiaries were in compliance with all respective financial covenants related to outstanding debt.

Debt shelf prospectus

Emera

In February 2011, Emera filed an amended and restated short form base shelf prospectus. This amendment increased the aggregate principal amount of debt securities and preferred shares that may be offered from time to time under the short form base shelf prospectus from $500 million to $650 million. As at December 31, 2011, $150 million in preferred shares and $250 million of medium term notes have been issued under the short form base shelf prospectus and shelf prospectus supplements. Concurrently with the Canadian filing of this amendment, Emera also filed a registration statement on Form F-9 with the U.S. Securities and Exchange Commission to register debt securities and preferred shares having an aggregate initial offering price of up to $500 million for sale in the United States.

NSPI

In May 2011, NSPI filed an amendment to its amended and restated short form base shelf prospectus and an amendment to its prospectus supplement for medium-term notes (unsecured). These amendments increased the aggregate principal amount of debt securities and medium-term notes that may be offered from time to time under the short form base shelf prospectus and prospectus supplement from $500 million to $800 million. As at December 31, 2011, $300 million in medium-term notes have been issued under NSPI’s short form base shelf prospectus and prospectus supplement since their initial filing in 2010.

Long-Term Debt Maturities

As at December 31, 2011, long-term debt maturities, including capital lease obligations, for each of the next five years and in aggregate thereafter are as follows:

millions of Canadian dollars	2012	2013	2014	2015	2016	Greater than 5 years	Total
Emera	$1.1	$0.9	$250.7	$251.6	$250.2	$225.0	$979.5
NSPI	-	300.0	-	323.5	-	1,335.0	1,958.5
Bangor Hydro	24.9	67.9	35.1	4.6	4.6	80.4	217.5
MPS	-	-	-	-	-	23.0	23.0
GBPC	4.0	4.2	15.7	8.1	-	52.6	84.6
BLPC	-	7.9	-	4.1	-	31.9	43.9
Total	$30.0	$380.9	$301.5	$591.9	$254.8	$1,747.9	$3,307.0

21.    OTHER CURRENT LIABILITIES

Other current liabilities as at December 31 consisted of the following:

millions of Canadian dollars	2011	2010
Accrued charges	$69.0	$59.6
Accrued interest on long-term debt	38.0	37.7
Sales taxes payable	12.8	7.0
Dividends payable	2.0	2.1
Other	5.4	3.9
	$127.2	$110.3

22.    ASSET RETIREMENT OBLIGATIONS

Asset Retirement Obligations (“ARO”) mostly relate to the reclamation of land at the thermal, hydro, and combustion turbine sites; and the disposal of polychlorinated biphenyls in transmission and distribution equipment. Certain hydro, transmission and distribution assets may have additional ARO that cannot be measured as these assets are expected to be used for an indefinite period and, as a result, a reasonable estimate of the fair value of any related ARO cannot be made at this time.

The change in ARO for the years ended December 31 is as follows:

millions of Canadian dollars	2011	2010
Balance, January 1	$141.8	$104.5
Additions	-	32.1
Additions due to acquisition	2.3	-
Liabilities settled	(1.3)	(1.2)
Accretion included in depreciation expense	4.5	3.6
Accretion deferred to regulatory asset	1.9	2.1
Revisions in estimated cash flows	(49.3)	0.7
Balance, December 31	$99.9	$141.8

As at December 31, 2011 and 2010, some of the Company’s transmission and distribution assets may have additional conditional ARO which are not recognized in the financial statements as the fair value of these obligations could not be reasonably estimated given there is insufficient information to do so. Management will continue to monitor these obligations and a liability will be recognized in the period in which an amount becomes determinable.

During Q4, 2011, Emera Brunswick Pipeline’s estimated cash flows with respect to its ARO were updated as a result of the National Energy Board’s new guidelines for the calculation of reclamation and abandonment costs for Canadian pipelines. The change resulted from a change in the estimate of future reclamation and abandonment costs.

During Q2 2011, NSPI’s estimated future cash flows with respect to ARO were updated to reflect the results of a settlement agreement with stakeholders which was approved by the UARB, following the completion of a depreciation study. The changes resulted from a change in estimates of retirement dates and future decommissioning costs. The new accretion rates are effective January 1, 2012.

23.    REGULATORY MATTERS

NSPI

NSPI is a public utility as defined in the Public Utilities Act of Nova Scotia (the “Act”) and is subject to regulation under the Act by the UARB. The Act gives the UARB supervisory powers over NSPI’s operations and expenditures. Electricity rates for NSPI’s customers are also subject to UARB approval. NSPI is not subject to a general annual rate review process, but rather participates in hearings held from time to time at NSPI’s or the UARB’s request.

NSPI is regulated under a cost-of-service model, with rates set to recover prudently incurred costs of providing electricity service to customers, and provide an appropriate return to investors. NSPI’s target regulated return on equity (“ROE”) range for 2011 was 9.1 percent to 9.6 percent based on an actual, average regulated common equity component of up to 40 percent of regulated capitalization. NSPI has a FAM, which enables NSPI to seek recovery of fuel costs through regularly scheduled rate adjustments. Differences between actual fuel costs and amounts recovered from customers through electricity rates in a year are deferred to a FAM regulatory asset or liability and recovered from or returned to customers in a subsequent year. The FAM has an incentive component, whereby NSPI retains or absorbs 10 percent of the over or under recovered amount to a maximum of $5 million.

In May, 2011, NSPI filed a General Rate Application (“GRA”) with the UARB requesting an average 7.3 percent rate increase across all customer classes effective January 1, 2012. In November, 2011, the UARB approved a settlement agreement between NSPI and customer representatives which resulted in an average rate increase of 5.1 percent for all customers, effective January 1, 2012. Rates were approved based on a 9.2 percent ROE, applied to a 37.5 percent common equity component with a target earnings range of 9.1 percent to 9.5 percent on maximum actual equity of 40 percent.

Maine Utilities

Both Bangor Hydro and MPS’ core businesses are the transmission and distribution of electricity, with distribution operations and stranded cost recoveries regulated by the Maine Public Utilities Commission (“MPUC”). Each Company’s transmission operations are regulated by the Federal Energy Regulatory Commission (“FERC”). The rates for these three elements are established in distinct regulatory proceedings.

Distribution Operations

Maine Utilities’ distribution businesses operate under a traditional cost-of-service regulatory structure. Distribution rates are set based on an allowed ROE of 10.2 percent, on a common equity component of 50 percent.

Transmission Operations

Bangor Hydro

Bangor Hydro’s local transmission rates are set by the FERC annually on June 1, based upon a formula utilizing prior year actual transmission investments and expenses, adjusted for current year forecasted transmission investments and expenses. The allowed ROE for these local transmission investments is 11.14 percent. The common equity component is based upon the prior calendar year actual average balances. On June 1, 2011, Bangor Hydro’s local transmission rates decreased by approximately 10 percent (2010 – increased 37 percent).

Bangor Hydro’s bulk transmission assets are managed by the ISO-New England (“ISO”) as part of a region-wide pool of assets. The ISO manages the regions’ bulk power generation and transmission systems and administers the open access transmission tariff. Currently, Bangor Hydro, along with all other participating transmission providers, recovers the full cost of service for its transmission assets from distribution companies in New England, based on a regional formula that is updated on June 1 of each year. This formula is based on prior year regionally funded transmission investments and expenses, adjusted for current year forecasted investments and expenses. Bangor Hydro’s allowed ROE for these transmission investments ranges from 11.64 percent to 12.64 percent, and the common equity component is based upon the prior calendar year average balances. The cost recovery is recorded as transmission pool revenue in the Consolidated Statements of Income. The participating transmission providers are also required to contribute to the cost of service of such transmission assets on a ratable basis according to the proportion of the total New England load that their customers represent. These transmission pool expenses are recorded in “Regulated fuel for generation and purchased power” in the Consolidated Statements of Income.

On June 1, 2010, Bangor Hydro’s regional transmission revenue requirement increased by 22 percent, and on June 1, 2011, it increased by a further 9 percent.

MPS

MPS local transmission rates are set annually based on a formula through its Open Access Transmission Tariff (“OATT”). Rates derived from the previous calendar year results go into effect June 1 for wholesale customers and July 1 for retail customers. The allowed ROE for transmission operations is 10.5 percent, and is based on the actual prior calendar year common equity balances. The allowed ROE is determined by negotiation with customers in the formula change years of the OATT, which occur every three years. The last OATT formula change year was 2009. On June 1, 2011, MPS’ local transmission rates increased by 3 percent for wholesale customers (2010 – increased 63 percent) and by 4 percent for retail customers (2010 – increased by 64 percent) on July 1, 2011.

MPS’ electric service territory is not interconnected to the New England bulk power system, and MPS is not a member of the ISO.

Stranded Cost Recoveries

Electric utilities in Maine are entitled to recover all prudently incurred stranded costs resulting from the restructuring of the industry in 2000 that could not be mitigated or that arose as a result of rate and accounting orders issued by the MPUC. Unlike T&D operational assets, which are generally sustained with new investment, the net stranded cost regulatory asset pool diminishes over time as elements are amortized through charges to income and recovered through rates. Generally, regulatory rates to recover stranded costs are set every three years, on a levelized basis, and determined under a traditional cost-of-service approach.

Bangor Hydro

Bangor Hydro’s net regulatory assets primarily include the costs associated with the restructuring of an above-market power purchase contract and the unamortized portion on its loss on the sale of its investment in the Seabrook nuclear facility. These net regulatory assets total approximately $65.3 million as at December 31, 2011 (2010 – $74.9 million) or 8 percent of Bangor Hydro’s net asset base (2010 – 10 percent).

In May 2011, the MPUC approved an approximate 27 percent increase in Bangor Hydro’s stranded cost rates for the period of June 1, 2011 to February 28, 2014. The increased stranded cost revenues are offset, for the most part, by changes in regulatory amortizations, purchased power expense and resale of purchased power. The allowed ROE used in setting these new stranded cost rates is 7.4 percent, with a common equity component of 48 percent.

While the stranded cost revenue requirements differ throughout the period due to changes in annual stranded costs, the actual annual stranded cost revenues are the same during the period. To levelize the impact of the varying revenue requirements, cost or revenue deferrals are recorded as a regulatory asset or liability, and addressed in subsequent stranded cost rate proceedings, where customer rates are adjusted accordingly.

MPS

In December 2011, the MPUC approved MPS’ stranded cost rates for the three-year period January 1, 2012 through December 31, 2014. This revised three-year agreement, which amortizes essentially all of MPS’ remaining stranded costs, has an ROE of 7.2 percent and a common equity component of 50 percent. Any residual stranded costs remaining after December 31, 2014 will be recovered in future rate proceedings.

The Barbados Light & Power Company Limited

BLPC is a vertically integrated utility and sole provider of electricity on the island of Barbados.

BLPC is subject to regulation under the Utilities Regulation (Procedural) Rules 2003 (“Rules”) by Fair Trading Commission, Barbados, an independent regulator. The Rules give the Fair Trading Commission, Barbados utility regulation functions which include establishing principles for arriving at rates to be charged, monitoring the rates charged to ensure compliance, and setting the maximum rates for regulated utility services. The government of Barbados has granted BLPC a franchise to produce, transmit and distribute electricity on the island until 2028.

BLPC is regulated under a cost-of-service model, with rates set to recover prudently incurred costs of providing electricity service to customers, and providing an appropriate return to investors. BLPC’s approved regulated return on assets for 2011 is 10 percent.

BLPC’s first rate adjustment since 1983 was approved in January 2010 and was effective March 1, 2010.

All BLPC fuel costs are passed to customers through the fuel surcharge. Fair Trading Commission, Barbados has approved the calculation of the fuel surcharge, which is adjusted on a monthly basis. BLPC has the ability to carryover an under-recovery to later months to smooth the fuel surcharge for customers.

Grand Bahama Power Company Limited

GBPC is a vertically-integrated utility and sole provider of electricity on Grand Bahama Island. The Grand Bahama Port Authority (“GBPA”) regulates the utility and has granted GBPC a licensed, regulated and exclusive franchise to produce, transmit, and distribute electricity on the island until 2054. There is a fuel pass through mechanism and flexible tariff adjustment policy to ensure that costs are recovered and a reasonable return earned.

The base tariff for GBPC includes a component to recover the cost of $20 USD per barrel of oil consumed by GBPC for generation of electricity. The amount by which actual fuel costs exceed $20 USD dollars per barrel is recovered or rebated through the fuel surcharge, which is adjusted on a monthly basis. The methodology for calculating the amount of the fuel surcharge has been approved by GBPA.

Brunswick Pipeline

Brunswick Pipeline is a 145-kilometre pipeline delivering natural gas from the Canaport™ re-gasified liquefied natural gas (“LNG”) import terminal near Saint John, New Brunswick, to markets in the northeastern United States. Brunswick Pipeline entered into a 25 year firm service agreement commencing in July 2009 with Repsol Energy Canada. The pipeline is considered a Group II pipeline regulated by the National Energy Board (“NEB”). The NEB Gas Transportation Tariff is filed by Brunswick Pipeline in compliance with the requirements of the NEB Act and sets forth the terms and conditions of the transportation rendered by Brunswick Pipeline.

Regulatory Assets and Liabilities

Regulatory assets represent incurred costs that have been deferred because it is probable that they will be recovered through future rates or tolls collected from customers. Management believes that existing regulatory assets are probable of recovery either because the Company received specific approval from the appropriate regulator, or due to regulatory precedent set for similar circumstances. If management no longer considers it probable that an asset will be recovered, the deferred costs are charged to income.

Regulatory liabilities represent obligations to make refunds to customers or to reduce future revenues for previous collections. If management no longer considers it probable that a liability will be settled, the related amount is recognized in income.

Regulatory assets and liabilities as at December 31 consisted of the following:

millions of Canadian dollars	2011	2010
Regulatory assets
Deferred income tax regulatory asset	$94.8	$64.8
Regulated fuel adjustment mechanism	93.7	92.9
Unamortized defeasance costs	82.4	94.6
Deferrals related to derivative instruments	48.4	40.4
Pre-2003 income tax and related interest	42.0	56.9
Purchase power contracts	14.2	24.3
Seabrook nuclear project	11.8	14.3
Pension and postretirement medical plan	9.7	11.6
Deferral of income and capital taxes not included in Q1 2005 rates	7.8	10.0
Smart Grid	7.4	4.8
Stranded cost revenue & purchase power reconciliation deferrals	5.7	5.3
Deferral of demand side management	5.4	7.5
Hydro-Quebec Obligation	5.4	5.7
Asset impairment recovery	4.7	-
Deferred leasing costs	4.4	-
Other	16.0	12.3
	$453.8	$445.4
Current	$141.6	$90.5
Long-term	312.2	354.9
Total regulatory assets	$453.8	$445.4
Regulatory liabilities
Self-Insurance Fund	$64.7	-
Deferrals related to derivative instruments	45.6	$64.1
Deferred income tax regulatory liabilities	19.5	36.6
2010 renewable tax benefits deferral	-	14.5
Other	1.2	5.0
	$131.0	$120.2
Current	$23.9	$55.0
Long-term	107.1	65.2
Total regulatory liabilities	$131.0	$120.2

Deferred Income Tax Regulatory Asset and Liability

To the extent deferred income taxes are expected to be recovered from or returned to customers in future rates, a regulatory asset or liability is recognized.

Regulated Fuel Adjustment Mechanism

As discussed in Note 5, the UARB approved the implementation of a FAM for NSPI effective January 1, 2009. The change in the FAM balance for the years ended December 31 consisted of the following:

millions of Canadian dollars	2011	2010
Balance, January 1	$92.9	$(9.9)
Under recovery of current year fuel costs	35.1	76.6
(Recovery from) rebate to customers of prior years’ fuel costs	(26.6)	22.4
Application of the deferral related to tax benefits from 2010	(14.5)	-
Interest revenue on FAM balance	6.8	3.8
Balance, December 31	$93.7	$92.9

Unamortized Defeasance Costs

Upon privatization in 1992, NSPI became responsible for managing a portfolio of defeasance securities held in trust, which as at December 31, 2011, totaled $1.0 billion (2010 – $1.0 billion). The excess of the cost of defeasance investments over the face value of the related debt is deferred on the balance sheet and amortized over the life of the defeased debt as permitted by the UARB.

Deferrals Related to Derivative Instruments

NSPI defers changes in fair value of derivatives that are documented as economic hedges, and for which the NPNS exception has not been taken as a regulatory asset or liability as approved by the UARB. The gain or loss is recognized when the derivatives settle in fuel for generation and purchased power, other expenses, inventory or property, plant and equipment, depending on the nature of the item being economically hedged.

Pre-2003 Income Tax and Related Interest

NSPI has a regulatory asset related to pre-2003 income taxes that have been paid, but not yet recovered from customers as a result of capital cost allowance deductions NSPI claimed in its corporate income tax return that were disallowed in a Supreme Court decision. NSPI applied to the UARB to include recovery of these costs in customer rates. In February 2007, the UARB approved recovery of this regulatory asset over eight years, commencing April 1, 2007.

In January 2010, NSPI reached an agreement with stakeholders on its calculation of the Company’s regulated ROE. The agreement provides NSPI with flexibility in amortizing its pre-2003 income tax regulatory asset such that NSPI has flexibility in recognizing additional amortization in current periods and reducing amortization in future periods. The approval of the 2012 General Rate Decision provided continuation of this flexibility. For the year ended December 31, 2011, NSPI recorded an additional discretionary $0.1 million (2010 – $4.8 million) of regulatory amortization expense.

Power Purchase Contracts

Bangor Hydro has power purchase contracts, which it was required to negotiate when oil prices were high, with several independent power producers. Bangor Hydro attempted to alleviate the adverse impact of these high-cost contracts and in doing so incurred costs to restructure certain of the contracts. The MPUC has allowed Bangor Hydro to defer these costs and recover them in stranded cost rates. The contract restructuring costs are being recovered over a 20-year period ended in June 2018. In 2011, Bangor Hydro entered into a 20-year power purchase contract with a wind farm to purchase 20 percent of the energy generated. As with the Company’s other power purchase contracts, the MPUC has allowed Bangor Hydro full cost recovery for this contract.

Seabrook Nuclear Project

Bangor Hydro and MPS were participants in the Seabrook nuclear project in Seabrook, New Hampshire. In 1986 Bangor and MPS sold their respective interests with a combined cost of approximately $179.1 million. Both companies reached separate agreements with the MPUC providing for the recovery through customer rates of, in Bangor Hydro’s case 70 percent of 1984 year-end investment in Seabrook Unit 1 over 30 years ending in October 2015 and in MPS’s case, 60 percent costs associated with Seabrook Units 1 and 2 over 30 years ending in 2016.

Pension and Postretirement Medical Plan

As a result of purchase accounting, all unrecognized actuarial gains and losses, prior service cost, and the net transition asset/liability associated with the pension and postretirement medical benefit plans were eliminated as a result of the BHE and MPS mergers with Emera. As a result of regulatory accounting, a regulatory asset of $30 million, equal to these unrecognized amounts was established at the merger dates. BHE and MPS are amortizing the regulatory asset balance over the same period at which the corresponding gains and losses were being amortized when they were a component of pension and postretirement benefit expense.

Deferral of Income and Capital Taxes Not Included in Q1 2005 Rates

The UARB agreed to allow NSPI to defer taxes not reflected in rates for the period January 1, 2005 until April 1, 2005, the date when new rates became effective. As a result, NSPI deferred $16.7 million, consisting of $4.5 million of provincial and federal grants and $12.2 million in income taxes. The UARB approved recovery of this regulatory asset over eight years, commencing April 1, 2007.

Smart Grid

In 2010, BHE received an Accounting Order from the MPUC which allowed for the deferral of costs associated with the BHE’s Smart Grid project for future recovery.

Stranded Cost Revenue & Purchased Power Reconciliation deferral

Bangor Hydro and MPS have full recovery of stranded cost revenues and expenses, with deferral of variances between actual amounts and those used to set rates. Stranded cost rates are adjusted periodically to account for these cost deferrals.

Deferral of Demand Side Management

The UARB agreed to allow NSPI to defer up to $12.8 million of demand side management expenditures for the period January 1, 2008 through December 31, 2009, to be recovered in rates over six years commencing January 1, 2009.

Hydro-Quebec Obligation

The obligation associated with Hydro-Quebec represents the estimated present value of Bangor Hydro’s estimated future payments for net costs associated with ownership and operation of the Hydro-Quebec intertie between the New England utilities and Hydro-Quebec. The obligation has been recognized in other liabilities and the MPUC has permitted recovery of this obligation. The regulatory asset and obligation are being reduced as expenses are incurred with the reduction of the regulatory asset amortized to purchase power expense.

Asset Impairment Recovery

On July 14, 2011, GBPA approved the recovery of a $4.7 million asset impairment charge recorded in 2010. As a result, the charge was reversed through earnings in Q3, 2011, and instead recorded as a regulatory asset which will be amortized into income over a 25 year period commencing upon completion of the new 52 MW diesel generation unit scheduled to be on line mid-2012.

Deferred Leasing Costs

On April 12, 2011, GBPA approved as part of the fuel surcharge the recovery of the net costs of leasing the temporary generation required to meet peak demand for electricity until the commission of a new 52 MW power plant. The amount by which the actual cost of the temporary generation exceeds what has been recovered through the fuel surcharge has been recorded as a regulatory asset which will be amortized into income.

Self-Insurance Fund

LPH has established a self-insurance fund (“SIF”) primarily for the purpose of building a fund to cover risk against damage and consequential loss to certain generating, transmission and distribution systems. LPH holds a variable interest in the SIF for which it was determined that LPH was the primary beneficiary and, accordingly, the SIF must be consolidated by LPH. In its determination that LPH controls the SIF, management considered that in substance the activities of the SIF are being conducted on behalf of LPH’s subsidiary BLPC and BLPC, alone, obtains the benefits from the SIF’s operations. Additionally, because LPH, through BLPC, has rights to all the benefits of the SIF, it is also exposed to the risks related to the activities of the SIF. The SIF Fund assets are not available to the Company for use in its operations.

2010 Renewable Tax Benefits Deferral

In 2010, the UARB granted NSPI approval to defer certain tax benefits related to renewable energy projects arising in 2010. In 2011, the UARB approved an agreement NSPI reached with stakeholders to apply the deferral against the FAM regulatory asset, which reduced the FAM regulatory asset effective January 1, 2011. The application of the deferral reduced the amount of the FAM balance outstanding with the reduction applied to the amount that would otherwise be recovered from customers in 2012.

24.    DERIVATIVE INSTRUMENTS

The Company enters into futures, forwards, swaps and option contracts as part of its risk management strategy to limit exposure to:

•	commodity price fluctuations related to the purchase and sale of commodities in the course of normal operations;
•	foreign exchange fluctuations on foreign currency denominated purchases and sales; and
•	interest rate fluctuations on debt securities.

The Company also enters into physical contracts for energy commodities. Collectively, these contracts are considered “derivatives”. The Company accounts for derivatives under one of the following four approaches:

1.	Physical contracts that meet the NPNS exception are not recognized on the balance sheet; they are recognized in income when they settle. The Company continually assesses contracts designated under the NPNS exception and will discontinue the treatment of these contracts under this exception if the criteria are no longer met.

2.	Derivatives that qualify for hedge accounting are recorded at fair value on the balance sheet. Derivatives qualify for hedge accounting if they meet stringent documentation requirements and can be proven to effectively hedge the identified cash flow risk both at the inception and over the term of the derivative. Specifically for cash flow hedges, the effective portion of the change in the fair value of derivatives is deferred to AOCL and recognized in income in the same period the related hedged item is realized. Any ineffective portion of the change in fair value from cash flow hedges is recognized in net income in the reporting period.

Where the documentation or effectiveness requirements are not met, the derivatives are recognized at fair value with any changes in fair value recognized in net income in the reporting period, unless deferred as a result of regulatory accounting.

3.	Derivatives entered into by NSPI, that are documented as economic hedges, and for which the NPNS exception has not been taken, receive regulatory deferral as approved by the UARB. These derivatives are recorded at fair value on the balance sheet as derivative assets or liabilities. The change in fair value of the derivatives is deferred to a regulatory asset or liability. The gain or loss is recognized when the derivatives settle. Management believes that any gains or losses resulting from settlement of these derivatives related to fuel for generation and purchased power will be refunded to or collected from customers in future rates through the FAM.

4.	Derivatives that do not meet any of the above criteria are designated as HFT and are recognized on the balance sheet at fair value. All gains and losses are recognized in net income of the period unless deferred as a result of regulatory accounting. The Company has not elected to designate any derivatives to be included in the HFT category when another accounting treatment applies.

Derivative assets and liabilities relating to the foregoing categories as at December 31 consisted of the following:

	Derivative Assets		Derivative Liabilities
millions of Canadian dollars	2011	2010	2011	2010
Current
Cash flow hedges
Power and gas swaps	-	-	$8.1	$6.4
Foreign exchange forwards	$2.7	$2.4	0.5	-
	2.7	2.4	8.6	6.4
Regulatory deferral
Commodity swaps and forwards
Coal purchases	5.4	23.6	0.1	1.9
Natural gas purchases and sales	0.7	0.8	33.5	20.3
Heavy fuel oil (“HFO”) purchases	-	1.9	-	1.3
Foreign exchange forwards	6.0	2.1	-	1.2
Physical natural gas purchases and sales	4.2	4.3	0.1	-
	16.3	32.7	33.7	24.7
HFT derivatives
Power swaps and physical contracts	1.4	10.5	1.2	2.6
Foreign exchange forwards	-	1.4	-	-
Natural gas swaps, futures, forwards and physical contracts	10.9	7.6	10.6	8.0
	12.3	19.5	11.8	10.6
Total gross current derivatives	31.3	54.6	54.1	41.7
Impact of master netting agreements with intent to settle net or simultaneously	(4.0)	(4.9)	(4.0)	(4.9)
Total current derivatives	27.3	49.7	50.1	36.8
Long-term
Cash flow hedges
Power swaps	0.2	0.5	12.8	8.3
Interest rate swaps	-	-	6.2	3.6
Foreign exchange forwards	2.8	4.1	0.2	-
	3.0	4.6	19.2	11.9
Regulatory deferral
Commodity swaps and forwards
Coal purchases	6.7	18.5	-	-
Natural gas purchases and sales	-	0.1	5.1	1.8
Foreign exchange forwards	18.2	2.2	7.9	9.4
Physical natural gas purchases and sales	3.7	8.1	-	-
	28.6	28.9	13.0	11.2
HFT derivatives
Power swaps and physical contracts	0.9	1.0	0.8	0.9
Natural gas swaps, futures, forwards and physical contracts	6.8	2.0	5.4	5.4
	7.7	3.0	6.2	6.3
Total gross long-term derivatives	39.3	36.5	38.4	29.4
Impact of master netting agreements with intent to settle net or simultaneously	0.3	(0.5)	0.3	(0.5)
Total long-term derivatives	39.6	36.0	38.7	28.9
Total derivatives	$66.9	$85.7	$88.8	$65.7

Derivative assets and liabilities are classified as current or long-term based upon the maturities of the underlying contracts.

Cash Flow Hedges

The Company enters into various derivatives designated as cash flow hedges. Emera enters into power swaps to limit Bear Swamp’s exposure to purchased power prices. The Company also enters into foreign exchange forwards to hedge the currency risk for revenue streams and capital projects denominated in foreign currency for Brunswick Pipeline and Bayside Power, respectively. MPS entered into an interest rate swap to hedge the fluctuation in interest rates on long-term debt.

As previously noted, the effective portion of the change in fair value of these derivatives is included in AOCL, until the hedged transactions are recognized in income. The ineffective portion is recognized in income of the period. The table below shows the amounts related to cash flow hedges recorded in AOCL and income for the years ended December 31, 2011:

millions of Canadian dollars			2011		2010
	Power and Gas Swaps	Interest Rate Swaps	Foreign Exchange Forwards	Power Swaps	Foreign Exchange Forwards
Unrealized loss in non-regulated fuel and purchased power – ineffective portion	$(0.4)	-	-	-	-
Realized loss in non-regulated fuel and purchased power	(7.0)	-	-	$(8.6)	-
Realized gain in regulated operating revenue	-	-	$2.7	-	-
Realized loss in other income (expenses), net	-	-	(0.3)	-	-
Total (losses) gains in income	$(7.4)	-	$2.4	$(8.6)	-
Total unrealized (loss) gain in OCL – effective portion, net of tax	$(5.9)	$(1.4)	$(1.4)	$(0.3)	$6.4

The Company expects $5.0 million (after-tax) of unrealized losses currently in AOCL to be reclassified into net income within the next twelve months, as the underlying hedged transactions settle.

As at December 31, 2011, the Company had the following notional volumes of outstanding derivatives designated as cash flow hedges that are expected to settle as outlined below:

millions	2012	2013	2014	2015	2016
Power swaps (megawatt hours (“MWh”)) purchases	0.3	0.3	0.3	0.3	0.3
Gas swaps (Mmbtu) purchases	1.6	-	-	-	-
Foreign exchange forwards (EURO) purchases	9.6	-	-	2.8	-
Foreign exchange forwards (USD) sales	$53.8	$48.0	$15.0	$9.0	$6.0

In addition, the Company has interest rate swaps on long-term debt of $13.8 million until 2021 and $9.2 million until 2025.

Regulatory Deferral

As previously noted, NSPI receives approval from the UARB for regulatory deferral of gains and losses on certain derivatives documented as economic hedges that do not qualify for hedge accounting, including certain physical contracts that do not qualify for the NPNS exemption.

For the years ended December 31, the Company has recorded the following realized and unrealized gains (losses) with respect to derivatives receiving regulatory deferral:

	Regulatory Assets		Regulatory Liabilities
millions of Canadian dollars	2011	2010	2011	2010
Current
Commodity swaps and forwards
Coal purchases	$(1.0)	$(20.2)	$17.3	$(15.9)
Natural gas purchases and sales	13.7	3.5	(0.4)	0.1
HFO purchases	(1.3)	(1.2)	1.9	8.0
Foreign exchange forwards	(1.6)	(20.0)	(3.9)	9.0
Physical natural gas purchases and sales	0.1	(3.9)	0.1	(3.9)
Long-term
Commodity swaps and forwards
Coal purchases	-	(15.3)	11.8	(9.0)
Natural gas purchases and sales	3.3	(0.2)	0.1	(0.1)
HFO purchases	-	(1.3)	-	2.0
Foreign exchange forwards	(1.5)	6.7	(16.0)	18.1
Physical natural gas purchases and sales	-	-	4.4	(3.9)

Regulatory Impact Recognized in Net Income

For the years ended December 31, the Company recognized the following (losses) gains related to derivatives receiving regulatory deferral as follows:

millions of Canadian dollars	2011	2010
Other expenses, net	-	$1.5
Regulated fuel for generation and purchased power	$(21.3)	(66.8)
Net losses	$(21.3)	$(65.3)

Commodity Swaps and Forwards

As at December 31, 2011, the Company had the following notional volumes of outstanding commodity swaps and forward contracts designated for regulatory approval that are expected to settle as outlined below:

	2012	2013	2014
millions	Purchases	Purchases	Purchases
Coal (metric tonnes)	0.5	0.3	0.1
Natural gas (Mmbtu)	20.1	7.6	-

Foreign Exchange Swaps and Forwards

As at December 31, 2011, the Company had the following notional volumes of foreign exchange swaps and forward contracts designated for regulatory deferral that are expected to settle as outlined below:

	2012	2013	2014	2015	2016
Fuel purchases exposure (millions of US dollars)	$256.0	$212.0	$210.0	$210.0	$120.0
Weighted average rate	0.9912	1.0251	1.0106	1.0090	0.9814
% of USD requirements	81.3%	67.3%	66.7%	66.7%	38.1%

Held-for-Trading Derivatives

In the ordinary course of its business, Emera enters into physical contracts for the purchase and sale of natural gas; and power and natural gas swaps, forwards, and futures to economically hedge those physical contracts. These derivatives are all considered HFT.

For the years ended December 31, the Company has recognized the following realized and unrealized gains (losses) with respect to HFT derivatives:

millions of Canadian dollars	2011	2010
Power swaps and physical contracts in non-regulated operating revenues	$(5.9)	$9.4
Natural gas swaps, forwards, futures and physical contracts in non-regulated operating revenues	19.9	11.8
Foreign exchange forwards in other income (expenses), net	(0.1)	2.7
	$13.9	$23.9

As at December 31, 2011, the Company had the following notional volumes of outstanding HFT derivatives that are expected to settle as outlined below:

millions	2012	2013	2014	2015	2016	2017
Natural gas purchases (Mmbtu)	89.0	44.3	29.8	22.4	5.8	-
Natural gas sales (Mmbtu)	47.1	14.6	3.7	1.8	-	-
Power purchases (MWh)	0.2	-	-	-	-	-
Power sales (MWh)	0.2	-	-	-	-	-
Foreign exchange forwards (USD)	-	-	-	-	-	-

Credit Risk

The Company is exposed to credit risk with respect to amounts receivable from customers, energy marketing collateral deposits and derivative assets. Credit risk is the potential loss from counterparty’s non-performance under an agreement. The Company manages credit risk with policies and procedures for counterparty analysis, exposure measurement, and exposure monitoring and mitigation. Credit assessments are conducted on all new customers and counterparties and deposits or collateral are requested on any high risk accounts.

The Company assesses the potential for credit losses on a regular basis, and where appropriate, maintains provisions. With respect to counterparties, the Company has implemented procedures to monitor the creditworthiness and credit exposure of counterparties and to consider default probability in valuing the counterparty positions. The Company monitors counterparties’ credit standing, including those that are experiencing financial problems, have significant swings in default probability rates, have credit rating changes by external rating agencies, or have changes in ownership. Net liability positions are adjusted based on the Company’s current default probability. Net asset positions are adjusted based on the counterparty’s current default probability. The Company assesses credit risk internally for counterparties that are not rated.

As at December 31, 2011, the maximum exposure the Company has to credit risk is $414.9 million (2010 – $412.3 million) which includes accounts receivable net of collateral/deposits and assets related to derivatives.

It is possible that volatility in commodity prices could cause the Company to have material credit risk exposures with one or more counterparties. If such counterparties fail to perform their obligations under one or more agreements, the Company could suffer a material financial loss. The Company transacts with counterparties as part of its risk management strategy for managing commodity price, foreign exchange and interest rate risk. Counterparties that exceed established credit limits can provide a cash deposit or letter of credit to the Company for the value in excess of the credit limit where contractually required. The total cash deposits/collateral on hand as at December 31, 2011 was $111.6 million (2010 – $66.3 million) which mitigates the Company’s maximum credit risk exposure. The Company uses the cash as payment for the amount receivable or returns the deposit/collateral to the customer/counterparty where it is no longer required by the Company.

The Company enters into commodity master arrangements with its counterparties to manage certain risks, including credit risk to these counterparties. The Company generally enters into International Swaps and Derivatives Association agreements (“ISDA”), North American Energy Standards Board agreements (“NAESB”) and, or Edison Electric Institute agreements. The Company believes that entering into such agreements offers protection by creating contractual rights relating to creditworthiness, collateral, non-performance and default.

As at December 31, 2011, the Company had $92.3 million (2010 – $55.9 million) in financial assets, considered to be past due, which have been outstanding for an average 68 days. The fair value of these financial assets is $80.0 million (2010 – $49.2 million), the difference of which is included in the allowance for doubtful accounts. These assets primarily relate to accounts receivable from electric revenue.

Concentration risk

The Company’s concentrations of risk as at December 31 consisted of the following:

	2011 millions of Canadian dollars	% of total exposure	2010 millions of Canadian dollars	% of total exposure
Receivables, net
Regulated utilities
Residential	141.5	27%	115.8	24%
Commercial	92.8	18%	64.0	13%
Industrial	34.5	7%	38.0	8%
Other	28.0	5%	27.4	6%
	296.8	57%	245.2	51%
Trading group
Credit rating of A- or above	7.0	1%	10.6	2%
Credit rating of BBB- to BBB+	5.5	1%	7.1	1%
Not rated – fully collateralized	11.7	2%	6.2	1%
Not rated	27.8	5%	39.7	9%
	52.0	9%	63.6	13%
Other accounts receivable	110.8	21%	84.1	18%
	459.6	87%	392.9	82%
Derivative Instruments (current and long-term)
Credit rating of A- or above	44.3	9%	56.6	12%
Credit rating of BBB- to BBB+	10.2	2%	11.8	2%
Not rated	12.4	2%	17.3	4%
	66.9	13%	85.7	18%
	$526.5	100%	$478.6	100%

Cash Collateral

The Company’s cash collateral positions as at December 31 consisted of the following:

millions of Canadian dollars	2011	2010
Cash collateral provided to others	$71.6	$41.6
Cash collateral received from others	5.7	3.0

Collateral is posted in the normal course of business based on the Company’s creditworthiness, including its senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Company’s derivatives contain financial assurance provisions that require collateral to be posted if a material adverse credit-related event occurs. If a material adverse event resulted in the senior unsecured debt to fall below investment grade, the counterparties to such derivatives could request ongoing full collateralization.

As at December 31, 2011, the total fair value of these derivatives, was a net liability position is $88.8 million (2010 – $65.7 million). If the credit ratings of the Company were reduced below investment grade the full value of the net liability position could be required to be posted as collateral for these derivatives.

25.    FAIR VALUE MEASUREMENTS

The Company is required to determine the fair value of all derivatives except those which qualify for the NPNS exception (see note 24), and uses a market approach to do so. The three levels of the fair value hierarchy are defined as follows:

Level 1 Valuations - Where possible, the Company bases the fair valuation of its financial assets and liabilities on quoted prices in active markets (“quoted prices”) for identical assets and liabilities.

Level 2 Valuations - Where quoted prices for identical assets and liabilities are not available, the valuation of certain contracts must be based on quoted prices for similar assets and liabilities with an adjustment related to location differences. Also, certain derivatives are valued using quotes from over-the-counter clearing houses.

Level 3 Valuations - Where the information required for a Level 1 or Level 2 valuation is not available, derivatives must be valued using unobservable or internally-developed inputs. Emera’s primary reasons for a Level 3 classification are as follows:

•	While valuations were based on quoted prices, significant assumptions were necessary to reflect seasonal or monthly shaping and locational basis differentials.
•

The term of certain transactions extends beyond the period when quoted prices are available, and accordingly, assumptions were made to extrapolate prices from the last quoted period through the end of the transaction term.

•	The valuations of certain transactions were based on internal models, although quoted prices were utilized in the valuations.

Derivative assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set out the classification of the methodology used by the Company to fair value its derivatives as at December 31:

				2011
millions of Canadian dollars	Level 1	Level 2	Level 3	Total
Assets
Cash flow hedges
Power and gas swaps	$0.2	-	-	$0.2
Foreign exchange forwards	-	$5.5	-	5.5
	0.2	5.5	-	5.7
Regulatory deferral
Commodity swaps and forwards
Coal purchases	-	12.1	-	12.1
Natural gas purchases and sales	(0.4)	0.7	-	0.3
Foreign exchange forwards	-	24.2	-	24.2
Physical natural gas purchases and sales	-	-	$7.9	7.9
	(0.4)	37.0	7.9	44.5
HFT derivatives
Power swaps and physical contracts	0.3	-	1.6	1.9
Natural gas swaps, futures, forwards and physical contracts	-	10.4	4.4	14.8
	0.3	10.4	6.0	16.7
Total assets	0.1	52.9	13.9	66.9

				2011
millions of Canadian dollars	Level 1	Level 2	Level 3	Total
Liabilities
Cash flow hedges
Power and gas swaps	$20.9	-	-	$20.9
Foreign exchange forwards		$0.7	-	0.7
Interest rate swaps	-	6.2	-	6.2
	20.9	6.9	-	27.8
Regulatory deferral
Commodity swaps and forwards
Natural gas purchases and sales	38.3	-	-	38.3
Foreign exchange forwards	-	7.9	-	7.9
Physical natural gas purchases and sales	-	-	$0.1	0.1
	38.3	7.9	0.1	46.3
HFT derivatives
Power swaps and physical contracts	0.3	-	1.3	1.6
Natural gas swaps, futures, forwards and physical contracts	2.7	7.3	3.1	13.1
	3.0	7.3	4.4	14.7
Total liabilities	62.2	22.1	4.5	88.8
Net (liabilities) assets	$(62.1)	$30.8	$9.4	$(21.9)

	2010
millions of Canadian dollars	Level 1	Level 2	Level 3	Total
Assets
Cash flow hedges
Power and gas swaps	$0.5	-	-	$0.5
Foreign exchange forwards	-	$6.5	-	6.5
	0.5	6.5	-	7.0
Regulatory deferral
Commodity swaps and forwards
Coal purchases (1)	-	41.2	-	41.2
Natural gas purchases and sales (2)	0.1	-	-	0.1
HFO purchases	-	1.9	-	1.9
Foreign exchange forwards	-	4.3	-	4.3
Physical natural gas purchases and sales	-	-	$12.4	12.4
	0.1	47.4	12.4	59.9
HFT derivatives
Power swaps and physical contracts	-	-	9.0	9.0
Foreign exchange forwards	-	1.4	-	1.4
Natural gas swaps, futures, forwards and physical contracts	0.5	1.4	6.5	8.4
	0.5	2.8	15.5	18.8
Total assets	1.1	56.7	27.9	85.7
Liabilities
Cash flow hedges
Power and gas swaps	$14.7	-	-	$14.7
Interest rate swaps	-	$3.6	-	3.6
	14.7	3.6	-	18.3
Regulatory deferral
Commodity swaps and forwards
Coal purchases (1)	-	1.0	-	1.0
Natural gas purchases and sales (2)	21.3	-	-	21.3
HFO purchases	-	1.3	-	1.3
Foreign exchange forwards	-	10.6	-	10.6
	21.3	12.9	-	34.2
HFT derivatives
Power swaps and physical contracts	-	-	$1.3	1.3
Natural gas swaps, futures, forwards and physical contracts	6.0	1.5	4.4	11.9
	6.0	1.5	5.7	13.2
Total liabilities	42.0	18.0	5.7	65.7
Net (liabilities) assets	$(40.9)	$38.7	$22.2	$20.0

  (1)    Balance was reclassified to Level 2 from Level 1

  (2)    Balance was reclassified to Level 1 from Level 3

The change in the fair value of the Level 3 financial assets for the year ended December 31, 2011 was as follows:

	Regulatory Deferral	Trading Derivatives
millions of Canadian dollars	Physical natural gas purchases and sales	Power	Natural Gas	Total
Balance, January 1	$12.4	$9.0	$6.5	$27.9
Reduction of benefit included in regulated fuel for generation and purchased power	(4.2)	-	-	(4.2)
Unrealized losses included in regulatory assets or liabilities	(0.3)	-	-	(0.3)
Total realized and unrealized (losses) gains included in non-regulated operating revenues	-	(7.4)	(2.1)	(9.5)
Balance, December 31	$7.9	$1.6	$4.4	$13.9

The change in the fair value of the Level 3 financial liabilities for the year ended December 31, 2010 was as follows:

	Regulatory Deferral	Trading Derivatives
millions of Canadian dollars	Physical natural gas purchases and sales	Power	Natural Gas	Total
Balance, January 1	-	$1.3	$4.4	$5.7
Unrealized losses included in regulatory assets or liabilities	$0.1	-	-	0.1
Total realized and unrealized (losses) gains included in non-regulated operating revenues	-	-	(1.3)	(1.3)
Balance, December 31	$0.1	$1.3	$3.1	$4.5

The financial assets and liabilities included on the balance sheet that are not measured at fair value as at December 31 consisted of the following:

	2011		2010
millions of Canadian dollars	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt (including current portion)	$3,309.2	$3,935.0	$3,125.9	$3,520.8

The fair values of long-term debt instruments are estimated based on the quoted market price for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturity, without considering the effect of third party credit enhancements.

All other financial assets and liabilities such as cash and cash equivalents, restricted cash, accounts receivable, short-term debt and accounts payable are carried at cost. The carrying value approximates fair value due to the short-term nature of these financial instruments.

26.    EMPLOYEE BENEFIT PLANS

Emera maintains a number of contributory defined-benefit and defined-contribution pension plans, which cover substantially all of its employees; and plans providing non-pension benefits for its retirees in Nova Scotia, Maine, Barbados and Grand Bahama Island.

Emera acquired control of LPH, the parent company of BLPC, in January 2011; therefore, it is not included in the December 31, 2010 comparative information.

Benefit Obligation and Plan Assets

The changes in Benefit Obligation and Plan Assets, and the Funded Status for all plans for the years ended December 31 were as follows:

	2011		2010
millions of Canadian dollars	Defined benefit pension plans	Non-pension benefits plans	Defined benefit pension plans	Non-pension benefits plans
Change in Projected Benefit Obligation and Accumulated Post-retirement Benefit Obligation
Balance, January 1	$1,048.3	$88.2	$898.1	$83.4
Service cost	15.4	2.9	11.3	2.4
Plan participant contributions	6.2	0.2	5.7	0.2
Interest cost	56.6	4.7	56.6	4.7
Plan amendments	-	(0.1)	(1.0)	-
Benefits paid	(49.5)	(5.5)	(44.5)	(6.2)
Actuarial losses	85.6	8.0	128.0	6.2
Foreign currency translation adjustment	2.8	1.2	(5.9)	(2.5)
Balance, December 31	1,165.4	99.6	1,048.3	88.2
Change in Plan assets
Balance, January 1	724.2	$3.4	$663.3	$3.3
Employer contributions	51.9	5.3	39.9	5.8
Plan participant contributions	6.2	0.2	5.7	0.2
Benefits paid	(49.5)	(5.5)	(44.5)	(6.2)
Actual return on assets, net of expenses	(11.9)	-	63.6	0.3
Foreign currency translation adjustment	1.5	-	(3.8)	-
Balance, December 31	722.4	3.4	724.2	3.4
Funded Status, end of year	$(443.0)	$(96.2)	$(324.1)	$(84.8)

As at December 31, the aggregate financial position for all pension plans where the Projected Benefit Obligation (PBO) or, for post-retirement benefit plans, the Accumulated Post-retirement Benefit Obligation (APBO), exceeds the plan assets was as follows:

Plans with PBO/APBO in excess of Plan assets		2011	2010
millions of Canadian dollars	Defined benefit pension plans	Non-pension benefits plans	Defined benefit pension plans	Non-pension benefits plans
PBO/APBO	$1,163.2	$99.6	$1,046.5	$88.2
Fair Value of Plan Assets	720.0	3.4	722.0	3.4
Funded Status	$(443.2)	$(96.2)	$(324.5)	$(84.8)

The Accumulated Benefit Obligation (“ABO”) for the defined benefit pension plans was $1,080.9 as at December 31, 2011 (2010 – $987.4 million). As at December 31, the aggregate financial position for all plans with an ABO in excess of the Plan assets was as follows:

Pension Plans with ABO in excess of Plan assets	2011	2010
millions of Canadian dollars	Defined benefit pension plans	Defined benefit pension plans
ABO	$1,079.3	$985.9
Fair Value of Plan Assets	720.0	722.0
Funded Status	$(359.3)	$(263.9)

Balance Sheet

The amounts recognized in the Consolidated Balance Sheets as at December 31 consisted of the following:

	2011		2010
millions of Canadian dollars	Defined benefit pension plans	Non-pension benefits plans	Defined benefit pension plans	Non-pension benefits plans
Current liabilities	$(4.6)	$(4.2)	$(3.9)	$(5.0)
Long-term liabilities	(438.5)	(92.3)	(320.2)	(79.8)
Other asset (noncurrent)	0.3	-	-	-
Amount included in deferred tax asset	22.9	6.7	13.1	2.4
AOCL after tax adjustment	502.0	11.7	388.8	6.7
Net amount recognized at end of year	$82.1	$(78.1)	$77.8	$(75.7)

Unamortized gains and losses and past service costs arising on post-retirement benefits are recorded in AOCL. The following tables provide detail on the change in AOCL during fiscal 2011 relating to these items; and the composition of the year-end balance:

Accumulated Other Comprehensive Loss millions of Canadian dollars	Actuarial losses (gains)	Past service (gains) costs
Defined Benefit Pension Plans
Balance, January 1	$402.3	$(0.4)
Amortized in current period	(24.2)	(0.1)
Current year addition to AOCL	154.0	-
Transfer to other regulatory asset (1)	(3.9)	-
Foreign currency translation adjustment	(2.8)	-
Balance, December 31	$525.4	$(0.5)
Non-pension benefits plans
Balance, January 1	$21.9	$(12.8)
Amortized in current period	(1.6)	1.6
Current year addition to AOCL	8.2	-
Transfer to other regulatory asset (1)	(0.2)	-
Foreign currency translation adjustment	0.9	0.4
Balance, December 31	$29.2	$(10.8)
(1)	For MPS, as a result of regulatory accounting, any gain or loss is transferred to regulatory assets and amortized over the same period as the corresponding actuarial gains or losses.

	2011		2010
Accumulated Other Comprehensive Loss millions of Canadian dollars	Defined benefit pension plans	Non-pension benefits plans	Defined benefit pension plans	Non-pension benefits plans
Actuarial losses	$525.4	$29.2	$402.3	$21.9
Past service (gains)	(0.5)	(10.8)	(0.4)	(12.8)
Total AOCL on a pre-tax basis	524.9	18.4	401.9	9.1
Less: amount included in deferred tax asset	(22.9)	(6.7)	(13.1)	(2.4)
Net amount in AOCL after tax adjustment	$502.0	$11.7	$388.8	$6.7

The amounts in the foregoing table were not recognized in Emera’s net periodic benefit cost as at December 31.

Benefit Cost Components

		2011		2010
millions of Canadian dollars	Defined benefit pension plans	Non-pension benefits plans	Defined benefit pension plans	Non-pension benefits plans
Service cost	15.4	2.9	11.3	2.4
Interest cost	56.6	4.7	56.6	4.7
Expected return on plan assets	(56.3)	(0.2)	(55.8)	(0.3)
Current year amortization of:
Actuarial losses	24.5	1.9	11.0	1.2
Past service costs (gains)	0.1	(2.0)	0.2	(2.4)
Total	40.3	7.3	23.3	5.6

The expected return on plan assets is determined based on the market-related value of plan assets of $803.8 million as at January 1, 2011 (2010 – $775.1 million), adjusted for interest on certain cash flows during the year. The market related value of assets is based on a five-year smoothed asset value. Any investment gains (or losses) in excess of (or less than) the expected return on plan assets are recognized on a straight line basis into the market related value of assets over a five-year period.

Pension Plan Asset Allocations

Emera’s investment policy includes discussion regarding the investment philosophy, the level of risk which the Company is prepared to accept with respect to the investment of the Pension Funds, and the basis for measuring the performance of the assets. Central to the policy is the target asset allocation by major asset categories. The objective of the target asset allocation is to diversify risk and to achieve asset returns that meet or exceed the plan’s actuarial assumptions. The diversification of assets reduces the inherent risk in financial markets by requiring that assets be spread out amongst various asset classes. Within each asset class, a further diversification is undertaken through the investment in a broad basket of investment grade securities. Emera’s target asset allocation is as follows:

Canadian Pension Plans

Asset Class	Target Range at Market
Short term securities	0%	to	5%
Fixed income	25%	to	40%
Equities:
Canadian	23%	to	33%
Non-Canadian (World)	32%	to	42%

Non-Canadian Pension Plans

Asset Class	Target Range at Market (weighted average)
Short term securities	4%	to	10%
Fixed income	22%	to	36%
Equities:
US	37%	to	55%
Non-US	17%	to	27%

For Bangor Hydro and MPS, the investment of the Non-Canadian pension assets is overseen by their management teams. For GBPC, the investment of Non-Canadian pension assets is overseen by GBPA.

The fair values of investments as at December 31, 2011, by asset category, are as follows:

millions of Canadian dollars	Level 1%
Cash and cash equivalents	$17.3	2.4%
Equity Securities:
Canadian equity	162.2	22.5%
US equity	188.4	26.1%
Other equity	89.6	12.4%
Fixed income securities:
Canadian government	141.7	19.6%
US government	12.5	1.7%
Other government	0.7	0.1%
Corporate debt	109.7	15.2%
Real estate	0.3	-%
Total	$722.4	100%

The fair values of investments as at December 31, 2010, by asset category, are as follows:

millions of Canadian dollars	Level 1%
Cash and cash equivalents	$9.9	1.4%
Equity Securities:
Canadian equity	192.7	26.5%
US equity	189.5	26.1%
Other equity	90.4	12.5%
Fixed income securities:
Canadian government	122.3	16.9%
US government	10.7	1.5%
Other government	0.6	0.1%
Corporate debt	107.6	14.9%
Real estate	0.5	0.1%
Total	$724.2	100%

Refer to Note 1(Y), “Summary of Significant Accounting Policies – Fair Value Measurement,” for more information on the fair value hierarchy and inputs used to measure fair value. All investments were deemed Level 1 for the years ended December 31, 2011 and 2010.

Investments in Emera or NSPI

As at December 31, 2011 and 2010, the pension funds do not hold any material investments in Emera Incorporated or NSPI securities. However, as a significant portion of assets for the benefit plan are held in pooled assets, there may be indirect investments in these securities.

Canadian Post Retirement Benefit Plans

There are no assets set aside to pay for the Canadian post-retirement benefit plans. As is common in Canada, post-retirement health benefits are paid from general accounts on a pay as you go basis.

US Post Retirement Benefit Plans

Emera’s US subsidiaries currently provide certain post-retirement benefit health care and life insurance benefits for employees retiring after age 55 who meet eligibility requirements. Post-retirement benefit levels are substantially unrelated to salary. The company reserves the right to terminate or modify plans in whole or in part at any time.

Bangor Hydro and MPS provide retiree medical benefits to certain classes of employees. The Company’s retiree medical expenses are incorporated into rate filings with its regulators and are recovered through its electric rates to customers.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA) added prescription drug coverage to Medicare, with a 28 percent tax free subsidy to encourage employers to retain their prescription drug programs for retirees, along with other key provisions. Emera’s current retiree medical program for those eligible for Medicare (generally over age 65) includes coverage for prescription drugs. The company has determined that prescription drug benefits available to certain Medicare-eligible participants under its defined-dollar-benefit post-retirement health care plan are at least “actuarially equivalent” to the standard drug benefits that are offered under Medicare Part D.

The Company received subsidy payments under Part D for the 2009 and 2010 plan years. Its 2011 Part D subsidy application with the Centers for Medicare and Medicaid Services was approved in December 2010, and the company expects to receive payment later this year.

Emera’s target asset allocation for its US Post Retirement Benefits Plan is as follows:

Asset Class	Target Range at Market (weighted average)
Short term securities	10%	to	50%
Fixed income	0%	to	40%
Equities:
US	0%	to	60%
Non-US	0%	to	20%

The fair values of investments as at December 31, 2011, by asset category, are as follows:

millions of Canadian dollars	Level 1%
Cash and cash equivalents	$1.1	32.4%
Equity Securities:
US equity	1.5	44.1%
Fixed income securities:
US government	0.8	23.5%
Total	$3.4	100%

The fair values of investments as at December 31, 2010, by asset category, are as follows:

millions of Canadian dollars	Level 1%
Cash and cash equivalents	$1.1	32.4%
Equity Securities:
US equity	1.5	44.1%
Fixed income securities:
US government	0.8	23.5%
Total	$3.4	100%

Refer Note 1(Y), “Summary of Significant Accounting Policies – Fair Value Measurement,” for more information on the fair value hierarchy and inputs used to measure fair value. All investments were deemed Level 1 for the years ended December 31, 2011 and 2010.

Investments in Emera or NSPI

As at December 31, 2011 and 2010, the assets related to the post-retirement benefit plans do not hold any material investments in Emera Incorporated or NSPI securities. However, as a significant portion of assets for the benefit plan are held in pooled assets, there may be indirect investments in these securities.

Cash Flows

The following table shows the expected cash flows for defined benefit pension and other post-retirement benefit plans:

millions of Canadian dollars	Defined benefit pension plans	Non-pension benefits plans
Expected Employer contributions:
2012	$73.7	$6.2
Expected Benefit Payments:
2012	53.2	6.2
2013	56.7	6.9
2014	60.3	7.3
2015	64.4	7.6
2016	68.8	8.0
2017 - 2021	416.9	48.5

Assumptions

The following table shows the assumptions that have been used in accounting for defined benefit pension and other post-retirement benefit plans:

	2011		2010
(weighted average assumptions)	Defined benefit pension plans	Non-pension benefits plans	Defined benefit pension plans	Non-pension benefits plans
Benefit obligation – December 31:
Discount rate	4.96%	4.80%	5.51%	5.55%
Rate of compensation increase	3.52%	3.50%	3.75%	3.75%
Health care trend - initial (next year)	-	6.40%	-	6.70%
- ultimate	-	4.40%	-	4.50%
- year ultimate reached	-	2014	-	2014
Benefit cost for year ended December 31:
Discount rate	5.51%	5.56%	6.46%	6.25%
Expected long-term return on plan assets	7.08%	-	7.31%	-
Rate of compensation increase	3.75%	3.75%	3.75%	3.75%
Health care trend - initial (current year)	-	6.90%	-	7.53%
- ultimate	-	4.55%	-	4.51%
- year ultimate reached	-	2014	-	2014

The expected long-term rate of return on plan assets is based on historical and projected real rates of return for the plan’s current asset allocation, and assumed inflation. A real rate of return is determined for each asset class. Based on the asset allocation, an overall expected real rate of return for all assets is determined. The asset return assumption is equal to the overall real rate of return assumption added to the inflation assumption, adjusted for assumed expenses to be paid from the plan.

Sensitivity Analysis for Non-Pension Benefits Plans

The health care cost trend significantly influences the amounts presented for health care plans. An increase or decrease of one percentage point of the assumed health care cost trend would have had the following impact in 2011:

millions of Canadian dollars	Increase	Decrease
Service cost and interest cost	$0.9	$(0.8)
Accumulated post-retirement benefit obligation, December 31	11.0	(9.0)

Amounts to be Amortized in the Next Fiscal Year

The following table shows the amounts from the AOCL which is expected to be recognized as part of the net periodic benefit cost in fiscal 2012:

millions of Canadian dollars	Defined benefit pension plans	Non-pension benefits plans
Actuarial (losses)	$(33.1)	$(2.4)
Past service gains	-	1.8
Total	$(33.1)	$(0.6)

Defined Contribution Plan

Emera also provides a defined contribution pension plan for certain employees. The Company’s contribution for 2011 was $6.3 million (2010 – $2.6 million).

27.    COMMITMENTS AND CONTINGENCIES

A.    Commitments

As at December 31, 2011, commitments (excluding pensions and other post-retirement benefits, long-term debt, and ARO) for each of the next five years and in aggregate thereafter consisted of the following:

millions of Canadian dollars	2012	2013	2014	2015	2016	Thereafter	Total
Purchased power (1)	$100.3	$113.4	$117.6	$117.8	$118.0	$1,273.7	$1,840.8
Coal, biomass, oil and natural gas supply	233.0	159.9	109.5	63.4	22.4	599.9	$1,188.1
Transportation (2)	72.5	29.3	26.8	16.5	2.2	2.7	$150.0
Long-term service agreements (3)	12.2	11.3	6.1	5.0	0.5	-	$35.1
Capital projects	56.3	3.5	0.6	3.9	-	13.9	$78.2
Leases (4)	3.9	3.3	3.2	3.1	2.8	16.0	$32.3
Other	5.2	3.8	3.6	3.6	1.0	1.0	$18.2
Total	$483.4	324.5	$267.4	$213.3	$146.9	$1,907.2	$3,342.7
(1)	Purchased power: annual requirement to purchase 100 percent of electricity production from independent power producers over varying contract lengths up to 25 years.
(2)	Transportation: purchasing commitments for transportation of solid fuel and transportation capacity on various pipelines.
(3)	Long-term service agreements: outsourced management of the Company’s computer and communication infrastructure, vegetation management and maintenance of certain generating equipment.
(4)	Leases: operating lease agreements for office space, land, plant fixtures and equipment, telecommunications services, rail cars and vehicles.

B.    Legal Proceedings

A number of individuals who live in proximity to the Company’s Trenton generating station have filed a statement of claim for an unspecified amount against NSPI in respect of emissions from the operation of the plant for the period from 2001 forward. The plaintiffs claim unspecified damages as a result of interference with enjoyment of, or damage to, their property; and adverse health effects they allege were caused by such emissions. The Company has filed a defense to the claim. The outcome of this litigation, and therefore an estimate of any contingent loss, is not determinable.

On October 31, 2011, MF Global Holding Ltd., the parent company of MF Global Inc. (“MFG”), a futures commission merchant used by Emera Energy Services (“Emera Energy”) for natural gas and electricity futures filed for Chapter 11 bankruptcy. Emera Energy was able to transfer its open future positions to other brokers; however $5.46 million USD of its posted margin was frozen with MFG and Emera Energy was unable to transfer these funds. Legal proceedings related to the bankruptcy have been initiated and are expected to involve cross-border insolvency proceedings as a result of MFG’s global affiliates. Although management expects to recover the majority of the frozen funds, a provision has been recognized and the net amount has been reclassified to “Other long-term assets”. The outcome of the bankruptcy proceedings is currently not determinable.

In addition, Emera and its subsidiaries may, from time to time, be involved in legal proceedings, claims and litigations that arise in the ordinary course of business which the Company believes would not reasonably be expected to have a material adverse effect on the financial condition of the Company.

C.    Environment

Emera’s activities are subject to a broad range of federal, provincial, state, regional and local laws and environmental regulations, designed to protect, restore, and enhance the quality of the environment including air, water and solid waste. Emera’s environmental capital expenditures, excluding AFUDC, based upon present environmental laws and regulations were $67.2 million during 2011 and are estimated to be $439.6 million from 2012 through 2015. Amounts that have been committed are included in “Capital projects” in the commitments included in note 27A. The estimated expenditures do not include costs related to possible changes in the environmental laws or regulations and enforcement policies may be enacted in response to issues such as climate change and other pollutant emissions.

NSPI

NSPI is subject to regulation by federal, provincial and municipal authorities with regard to environmental matters primarily through its utility operations. In addition to imposing continuing compliance obligations, there are laws, regulations and permits authorizing the imposition of penalties for non-compliance, including fines, injunctive relief and other sanctions. The cost of complying with current and future environmental requirements is material to NSPI. Failure to comply with environmental requirements or to recover environmental costs in a timely manner through rates could have a material adverse effect on NSPI.

Conformance with legislative and NSPI requirements are verified through a comprehensive environmental audit program. There were no significant environmental or regulatory compliance issues identified during the 2011 and 2010 audits.

Climate Change and Air Emissions

Greenhouse Gas Emissions

NSPI has stabilized, and in recent years, reduced greenhouse gas emissions. This has been achieved by energy efficiency and conservation programs, increased use of natural gas and the addition of new renewable energy sources to the generation portfolio.

Greenhouse gas emissions from NSPI facilities have been capped beginning in 2010 through to 2020. The regulations allow for multi-year compliance periods recognizing the variability in electricity supply sources and demand. Over the decade, the caps will be achieved by a combination of additional renewable generation, import of non-emitting energy, and energy efficiency and conservation.

In 2011, Environment Canada announced proposed regulations for a new national carbon dioxide framework for the electricity sector in Canada. These proposed regulations would apply to new coal-fired electricity generation units; and existing coal-fired electricity generation units that have reached the end of their deemed economic life of forty-five years after commissioning. These proposed regulations will be effective July 1, 2015. Nova Scotia’s existing greenhouse gas regulations require reductions in NSPI’s emissions similar to those reflected in the federal framework. NSPI is engaged with federal and provincial agencies in reviewing the implications of this federal framework and its alignment with its current operating plans under existing Nova Scotia regulations.

Renewable Energy

The Province of Nova Scotia has established targets with respect to the percentage of renewable energy in NSPI’s generation mix. The target date for 5 percent of electricity to be supplied from post-2001 sources of renewable energy, owned by independent power producers, was extended to 2011 from 2010. The target for 2013, which requires an additional 5 percent of renewable energy, is unchanged.

On May 19, 2011 the Nova Scotia Government approved The Electricity Act (Amended) to facilitate the eligibility of energy from the Lower Churchill Project in Labrador as a resource for meeting Nova Scotia’s renewable electricity targets. The amendment requires regulations to be developed that increase the percentage of renewable energy in the generation mix from the planned 25 percent in 2015, to 40 percent by 2020.

Mercury, Nitrogen Oxide and Sulphur Dioxide Emissions

NSPI completed a capital program to add sorbent injection to each of the seven pulverized fuel coal units in 2010 at a cost of $17.3 million. This was put in place to address planned reductions in mercury emissions limits, which are set out in the following table:

Year	Mercury Emissions Limit (kg)
2009	168
2010	110
2011 - 2012	100
2013	85
2014 - 2019	65
2020	35

Any mercury emission above 65 kg, between 2010 and 2013, must be offset by lower emissions in the 2014 to 2020 period.

NSPI completed its capital program of retrofitting low nitrogen oxide combustion firing systems on six of its seven pulverized fuel coal units in early 2009 at a cost of $23.3 million. NSPI now meets the nitrogen oxide emission cap of 21,365 tonnes per year established by the Nova Scotia Government effective 2010. These investments, combined with the purchasing of low sulfur coal, allows NSPI to meet the provincial air quality regulations.

NSPI will meet ever-reducing sulphur dioxide emission cap requirements through the use of a blend of net lower sulphur content solid fuel.

Compared to historical levels, NSPI will have reduced mercury emissions by 60 percent effective 2014, nitrogen oxide by 40 percent effective 2009 and sulphur dioxide by 50 percent effective 2010.

Poly Chlorinated Bi-Phenol Transformers

In response to the Canadian Environmental Protection Act 1999, 2008 Poly Chlorinated Bi-Phenol (“PCB”) Regulations to phase out electrical equipment and liquids containing PCBs, NSPI has implemented a program to eliminate transformers and other electrical equipment on its system that do not meet the 2008 PCB Regulations Standard by 2014. In addition, there is a project to phase out the use of pole mount transformers before 2025 including a capital program to destroy all confirmed PCB contaminated pole mount transformers taken out of service through attrition. The combined total cost of these projects is estimated to be $36.5 million and, as at December 31, 2011 approximately $7.8 million (2010 - $5.4 million) has been spent to date. NSPI has recognized an ARO of $20.6 million as at December 31, 2011 (2010 - $13.9 million) associated with the PCB phase-out program.

Maine Utilities

Poly Chlorinated Bi-Phenol Transformers

In response to a Maine environmental regulation to phase out PCB transformers, the Maine Utilities implemented multi-year programs to eliminate transformers on their systems that did not meet the new State environmental guidelines. The Maine Utilities completed their programs in 2011. The cost of testing the transformers was expensed as incurred; replacement transformers and the cost to install those transformers were capitalized. As at December 31, 2011, all transformers have been remediated and are PCB-free in this effort; the total cumulative expenditures associated with the Maine Utilities’ programs at December 31, 2011 was $4.4 million (December 31, 2010 - $3.0 million).

The Barbados Light & Power Company Limited

BLPC implemented a Health Safety Environmental and Quality Management system in 2006 to assist in safeguarding the health and safety of its employees, contractors and customers while ensuring protection of the environment. The Company conducted an environmental impact assessment on its facilities and significant environmental aspects were identified and programs were developed.

D.    Principal Risks and Uncertainties

In this section, Emera describes some of the principal risks management believes could materially affect Emera’s business, revenues, operating income, net income, net asset or liquidity or capital resources. The nature of risk is such that no list can be comprehensive, and other risks may arise or risks not currently considered material may become material in the future.

Sound risk management is an essential discipline for running the business efficiently and pursuing the Company’s strategy successfully. Emera has a business-wide risk management process, monitored by the Board of Directors, to ensure a consistent and coherent approach.

Acquisition Risk

The risks associated with Emera’s acquisition strategy include the availability of suitable acquisition candidates, obtaining the necessary regulatory approval for any acquisition and assimilating and integrating acquired companies into the Company. In addition, potential difficulties inherent in acquisitions may adversely affect the results of an acquisition. These include delays in implementation or unexpected costs or liabilities, as well as the risk of failing to realize operating benefits or synergies from completed transactions.

Emera mitigates these risks by following systematic procedures for integrating acquisitions, applying strict financial metrics to any potential acquisition and subjecting the process to close monitoring and review by the Board of Directors.

Regulatory Risk

The Company’s rate-regulated subsidiaries are subject to risk in the recovery of costs and investments in a timely manner. The Company manages this regulatory risk through transparent regulatory disclosure, ongoing stakeholder consultation and multi-party engagement on aspects such as utility operations, rate filings and capital plans.

Changes in Environmental Legislation

The Company is subject to regulation by federal, provincial, state, regional, and local authorities with regard to environmental matters primarily related to its utility operations. Changes to climate change and air emissions standards could adversely affect utility operations.

Emera is committed to operating in a manner that is respectful and protective of the environment, and in full compliance with legal requirements and Company policy. Emera and its wholly-owned subsidiaries have implemented this policy through development and application of environmental management systems.

Commodity Prices and Foreign Exchange Rate Fluctuations

A substantial amount of the Company’s fuel supply comes from international suppliers and is subject to commodity price risk. Fuel contracts may be exposed to broader global conditions which may include impacts on delivery reliability and price, despite contracted terms. The Company seeks to manage this risk through the use of financial hedging instruments and physical contracts. In addition, the adoption and implementation of FAMs in certain subsidiaries has further helped manage this risk.

The Company enters into foreign exchange forward and swap contracts to limit exposure on foreign currency transactions such as fuel purchases and USD revenue streams.

Commercial Relationships

NSPI

For the year ended December 31, 2011, NSPI’s five largest customers contributed approximately 13.3 percent (2010 – 14.7 percent) of electric revenues. The loss of a large customer could have a material effect on NSPI’s operating revenues. NSPI works to mitigate this risk through the regulatory process.

NSPI’s largest customer was granted creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”), and suspended operations in September 2011. This customer contributed approximately 6.0 percent (2010 – 7.9 percent) of NSPI’s electric revenues for the year ended December 31, 2011. NSPI is working to recover an outstanding balance of $11.6 million through the CCAA claims process, including a claim for set-off against amounts owing from NSPI to the customer that exceeds the amount receivable. The 2012 General Rate Decision, approved by the UARB, provides for any unrecovered non-fuel electric charges in 2012 related to this customer to be deferred and recovered beginning in 2013.

Brunswick Pipeline

Brunswick Pipeline has a 25 year firm service agreement with Repsol Energy Canada (“REC”). The pipeline was used solely in 2011 and 2010 to transport natural gas from the Canaport LNG terminal in Saint John, New Brunswick to the United States border for REC. The risk of non-payment is mitigated as Repsol YPF, S.A (“Repsol”), the parent company of REC, has provided Brunswick Pipeline with a guarantee for all RECs’ payment obligations under the firm service agreement. As at December 31, 2011 the net investment in direct financing lease with Repsol was $493.8 million. Repsol is rated investment grade BBB/Baa1; credit ratings and other company information are monitored on an ongoing basis. There is currently no allowance for credit losses related to this agreement.

Bayside Power

Bayside Power sells all of its power during the winter months, November through March, to NB Power in accordance with a long-term purchase power agreement (“PPA”). Revenue from this PPA contributed 46.5 percent (2010 – 48.0 percent) to Bayside Power’s electric revenues for the year ended December 31, 2011. The PPA expires March 31, 2021, with an option to renew for an additional five year term, provided both parties consent to the renewal.

Labour Risk

Certain Emera employees are subject to collective labour agreements. Approximately 55 percent of the full-time and term employees at NSPI, BLPC, GBPC, Bangor Hydro, EUS, and MPS are represented by local unions. Approximately 45 percent of the labour force is covered by collective labour agreements that will expire within the next twelve months. Emera seeks to manage this risk through ongoing discussions with local unions.

Weather Risk

Shifts in weather patterns affect electric sales volumes and associated revenues. Extreme weather events generally result in increased operating costs associated with restoring power to customers. Emera responds to significant weather event related outages according to each subsidiary’s respective Emergency Services Restoration Plan.

Interest Rate Risk

The Company utilizes a combination of fixed and variable rate debt financing for operations and capital expenditures resulting in an exposure to interest rate risk. The Company seeks to manage interest rate risk through a portfolio approach that includes the use of fixed and floating rate debt with staggered maturities. The Company will, from time to time, issue long term debt or enter into interest rate hedging contracts to limit its exposure to fluctuations in floating interest rate debt.

E.    Collaborative Arrangement

Bangor Hydro

Through Bangor Hydro, the Company is a party to a collaborative arrangement with National Grid Transmission Services Corporation to develop the Northeast Energy Link (“NEL”) Project. The cost of development activities, including acquisition of land in the transmission corridor and acquisition of necessary governmental and regulatory permits and approvals, are shared equally between the Company and National Grid. Bangor Hydro has deferred $2.5 million USD of costs associated with the NEL project as at December 31, 2011 (2010 – $2.4 million USD), reported in the Consolidated Balance Sheets in “Other” as part of other assets.

F.    Guarantees and Letters of Credit

Emera had the following guarantees and letter of credits as at December 31, 2011:

•

NSPI has provided a limited guarantee for the indebtedness of RESL. The guarantee is up to a maximum of $23.5 million. As at December 31, 2011, RESL’s indebtedness under the loan agreement was $21.9 million. NSPI holds a security interest in the present and future assets of RESL. For further information refer to Note 1Z.

•

Emera has provided a guarantee to the Long Island Power Authority (“LIPA”) on behalf of Bear Swamp for Bear Swamp’s long-term energy and capacity supply agreement (“PPA”) with LIPA, which expires on April 30, 2021. The guarantee is for 50 percent of the relevant obligations under the PPA up to a maximum of $18.6 million USD. As at December 31, 2011, the fair value of the PPA is positive.

•

Emera has provided a guarantee to the Bank of Nova Scotia on behalf of Bear Swamp for Bear Swamp’s interest rate swaps entered into between Bear Swamp and the Bank of Nova Scotia which expires on May 9, 2012. The guarantee is for 50 percent of the relevant obligations up to a maximum of $1.0 million USD. In the event Emera was required to make a payment to the Bank of Nova Scotia under this guarantee, the guarantee provides that Emera is able to seek recovery from Bear Swamp’s creditors after Bear Swamp has paid its debts in full. As at December 31, 2011, the fair value of that agreement is positive.

•

At the request of Emera and its subsidiaries, a financial institution has issued standby letters of credit in the amount of $11.4 million for the benefit of third parties that have extended credit to Emera and its subsidiaries. These letters of credit typically have a one year term and are renewed annually as required.

•

A financial institution has issued a standby letter of credit to secure obligations under an unfunded pension plan in NSPI. The letter of credit expires in June 2012 and is renewed annually. The amount committed as at December 31, 2011 was $22.5 million.

•

A financial institution has issued a standby letter of credit to secure obligations under an unfunded pension plan in BHE. The letter of credit is renewed annually in October. The amount committed as at December 31, 2011 was $2.2 million USD.

•

A financial institution has been issued direct pay letters of credit totaling $23.9 million USD to secure principal and interest payments related to Maine Public Utilities Financing Bank bonds issued on behalf of MPS, related to qualifying distribution assets.

No liability has been recognized in the consolidated balance sheets related to any potential obligation under these guarantees and letters of credits.

28.    COMMON STOCK

Authorized: Unlimited number of non-par value common shares.

		2011		2010
Issued and outstanding:	Millions of shares	Millions of Canadian dollars	Millions of shares	Millions of Canadian dollars (adjusted)
Balance, January 1	114.62	$1,137.8	112.98	$1,097.9
Issuance of common stock	6.36	196.0	-	-
Issued for cash under Purchase Plans at market rate	1.40	42.8	1.32	34.4
Discount on shares purchased under Dividend Reinvestment Plan	-	(1.8)	-	(1.5)
Options exercised under senior management share option plan	0.45	8.8	0.32	6.0
Stock-based compensation	-	1.4	-	1.0
Balance, December 31	122.83	$1,385.0	114.62	$1,137.8

In March 2011, Emera issued 6,359,500 common shares, which included the exercise of the over-allotment option of 829,500 common shares. The shares were issued at $31.70 per share for net proceeds after-tax and issuance costs of $196.0 million.

As at December 31, 2011, there were 3.4 million (2010 – 3.8 million) common shares reserved for issuance under the senior management stock option plan, and 0.3 million (2010 – 0.5 million) common shares reserved for issuance under the employee common share purchase plan. The issuance of common shares under the current or proposed common share compensation arrangements will not exceed ten percent of Emera’s outstanding common shares.

29.    STOCK-BASED COMPENSATION

EMPLOYEE COMMON STOCK PURCHASE PLAN AND COMMON SHAREHOLDERS DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN (“Purchase Plans”)

The Company has an Employee Common Share Purchase Plan to which employees make cash contributions for the purpose of purchasing common shares. The Company also contributes to the plan a percentage of the employees’ contributions. The plan allows the reinvestment of dividends. The maximum aggregate number of common shares reserved for issuance under this plan is 2.0 million common shares.

The Company uses the fair value based method to measure the compensation expense related to its employee purchase plan. Compensation cost recognized for the year ended December 31, 2011 was $0.7 million (2010 – $0.7 million) and is included in “Operating, maintenance and general”.

The Company also has a Common Shareholders Dividend Reinvestment and Share Purchase Plan (“Dividend Reinvestment Plan”), which provides an opportunity for shareholders to reinvest dividends and to make cash contributions for the purpose of purchasing common shares. Effective September 25, 2009, Emera changed its Dividend Reinvestment Plan to provide for a discount of up to 5% from the average market price of Emera’s common shares for common shares purchased in connection with the reinvestment of cash dividends under the Plans.

STOCK-BASED COMPENSATION PLANS

Stock Option Plan

The Company has a stock option plan that grants options to senior management of the Company for a maximum term of ten years. The option price of the stock options is the closing market price of the stocks on the day before the option is granted. The maximum aggregate number of shares issuable under this plan is 6.7 million shares.

All options granted to date are exercisable on a graduated basis with up to 25 percent of options exercisable on the first anniversary date and in further 25 percent increments on each of the second, third and fourth anniversaries of the grant. If an option is not exercised within ten years, it expires and the optionee loses all rights thereunder. The holder of the option has no rights as a shareholder until the option is exercised and shares have been issued. The total number of stocks to be optioned to any optionee shall not exceed five percent of the issued and outstanding common stocks on the date the option is granted.

If, before the expiry of an option in accordance with its terms, the optionee ceases to be an eligible person due to retirement or termination for other than just cause, such option may, subject to the terms thereof and any other terms of the plan, be exercised at any time within the 24 months following the date the optionee retires, but in any case prior to the expiry of the option in accordance with its terms.

If, before the expiry of an option in accordance with its terms, the optionee ceases to be an eligible person due to employment termination for just cause, resignation or death, such option may, subject to the terms thereof and any other terms of the plan, be exercised at any time within the six months following the date the optionee is terminated, resigns, or dies, as applicable, but in any case prior to the expiry of the option in accordance with its terms.

The Company uses the fair value based method to measure the compensation expense related to its stock-based compensation and recognizes the expense over the vesting period on a straight-line basis. The fair value of stock option awards granted was estimated on the date of grant using a Black-Scholes valuation model. The expected term of the option awards is calculated based on historical exercise behavior and represents the period of time that options are expected to be outstanding. The risk-free interest rate is based on the Bank of Canada seven-year government bond yields. The expected dividend yield incorporates current dividend rates as well as historical dividend increase patterns. Emera’s expected stock price volatility was estimated using its three-year historical volatility. The following table shows the weighted-average fair values per stock option along with the assumptions incorporated into the valuation models for options granted:

	2011	2010
Weighted average fair value per option	$19.96	$19.38
Expected term	7 years	7 years
Risk-free interest rate	3.88%	3.92%
Expected dividend yield	4.89%	4.91%
Expected volatility	14.32%	14.16%

A summary of stock option activity for the year ended December 31, 2011 and information related to outstanding and exercisable stock options as at December 31, 2011 is presented in the following table.

	Stock Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (millions of Canadian dollars)
Outstanding as at December 31, 2010	2,146,078	$21.02	6.7	$22.2
Granted	217,300	32.06		0.2
Exercised	(448,725)	19.45		6.1
Forfeited	(83,256)	27.03		0.5
Outstanding as at December 31, 2011	1,831,397	$22.44	6.4	$19.4
Exercisable as at December 31, 2011	1,161,397	$20.57		$14.5

Compensation cost recognized for stock options for the year ended December 31, 2011 was $0.7 million (2010 – $0.7 million) and is included in “Operating, maintenance and general”.

As at December 31, 2011, the compensation cost related to unvested and outstanding stock options was $0.9 million and expected to be recognized over a weighted-average period of 3.3 years (2010 – $1.0 million, 3.3 years). Cash received from option exercises for the year ended December 31, 2011 was $8.7 million (2010 – $6.3 million). The total intrinsic value of options exercised for the year ended December 31, 2011 was $6.1 million (2010 – $4.1 million). The range of exercise prices for the options outstanding as at December 31, 2011 was $15.73 to $32.06 (2010 – $13.70 to $31.02).

Share Unit Plans

The Company has deferred share unit (“DSU”) and performance share unit (“PSU”) plans. The DSU and PSU liabilities are marked-to-market at the end of each period based on the common share price at the end of the period.

Deferred Share Unit Plan

Under the Directors’ DSU plan, Directors of the Company may elect to receive all or any portion of their compensation in DSUs in lieu of cash compensation. Directors’ fees are paid on a quarterly basis and at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU has a value equal to one Emera common share. When a dividend is paid on Emera’s common shares referred to as the Dividend Reinvestment Plan (“DRIP”), the Director’s DSU account is credited with additional DSUs. DSUs cannot be redeemed for cash until the Director retires, resigns, or otherwise leaves the Board. The cash redemption value of a DSU equals the market value of a common share at the time of redemption, pursuant to the plan.

Under the executive and senior management DSU plan, each participant may elect to defer all or a percentage of their annual incentive award in the form of DSUs with the understanding, for participants who are subject to executive share ownership guidelines, a minimum of 50% of the value of their actual annual incentive award (25% in the first year of the program) will be payable in DSUs until the applicable guidelines are met.

When incentive awards are determined, the amount elected is converted to DSUs, which have a value equal to the market price of an Emera common share. When a dividend is paid on Emera’s common shares, each participant’s DSU account is allocated additional DSUs equal in value to the dividends paid on an equivalent number of Emera common shares, referred to as DRIP. Following termination of employment or retirement, and by December 15 of the calendar year after termination or retirement, the value of the DSUs credited to the participant’s account is calculated by multiplying the number of DSUs in the participant’s account by the average of Emera’s stock closing price for the fifty trading days prior to a given calculation date. Payments are usually made in cash. At the sole discretion of the Management Resources and Compensation Committee (“MRCC”), payments may be made in the form of actual shares.

In addition, special DSU awards may be made from time to time by the MRCC to selected executives and senior management to recognize singular achievements or to achieve certain corporate objectives.

A summary of the activity related to employee and director DSU’s for the year ended December 31, 2011 is presented in the following table:

	Employee DSU	Weighted Average Grant Date Fair Value	Director DSU	Weighted Average Grant Date Fair Value
Outstanding as at December 31, 2010	338,322	$20.71	149,943	$23.19
Granted including DRIP	44,537	31.15	46,161	32.31
Exercised	(19,938)	22.27	-	-
Outstanding as at December 31, 2011	362,921	$21.91	196,104	$25.34

Compensation cost recognized for employee and director DSU for the year ended December 31, 2011 was $1.2 million (2010 – $3.6 million). Compensation cost capitalized for employee and director DSU for the year ended December 31, 2011 was $0.1 million (2010 – nil). Tax benefits related to this compensation cost for share units realized for the year ended December 31, 2011 were $0.4 million (2010 – $1.1 million).

Performance Share Unit Plan

Under the PSU plan, executive and senior employees are eligible for long-term incentives payable through the PSU plan. PSUs are granted annually for three-year overlapping performance cycles. PSUs are granted based on the average of Emera’s stock closing price for the fifty trading days prior to a given calculation date. Dividend equivalents are awarded and are used to purchase additional PSUs, also referred to as DRIP. The PSU value varies according to the Emera common share market price and corporate performance.

PSUs vest at the end of the three-year cycle and will be calculated and approved by the MRCC early in the following year. The value of the payout considers actual service over the performance cycle and will be pro-rated in the case of retirement, disability or death.

A summary of the activity related to employee PSU’s for the year ended December 31, 2011 is presented in the following table:

	Employee PSU	Weighted Average Grant Date Fair Value
Outstanding as at December 31, 2010	362,261	$25.95
Granted including DRIP	140,340	31.18
Exercised	(136,345)	23.13
Forfeited	(11,798)	28.96
Outstanding as at December 31, 2011	354,458	$29.01

Compensation cost recognized for the PSU plan for the year ended December 31, 2011 was $3.7 million (2010 – $6.1 million). Compensation cost capitalized for employee PSU for the year ended December 31, 2011 was $0.2 million (2010 – nil). Tax benefits related to this compensation cost for share units realized for the year ended December 31, 2011 were $1.2 million (2010 – $1.9 million).

Non-Vested Stock-Based Compensation Plans

For the year ended December 31, 2011, a summary of activity from the different plans is presented in the following table:

			Share Unit Plan
	Stock Option Plan		DSU Plan		PSU Plan
	Number of options	Weighted Average Grant Date Fair Value	Number of share units	Weighted Average Grant Date Fair Value	Number of share units	Weighted Average Grant Date Fair Value
Non-vested shares as at December 31, 2010	889,528	$22.86	20,797	$21.70	225,916	$27.65
Granted	217,300	32.06	682	31.08	140,340	31.18
Vested	(353,572)	22.16	(10,767)	21.14	(125,496)	23.79
Forfeited	(83,256)	27.03	-	-	(11,798)	28.96
Non-vested shares as at December 31, 2011	670,000	$30.38	10,712	$22.85	228,962	$31.86

The total fair value of shares vested for all the plans was $60.6 million for the year ended December 31, 2011 (2010 – $58.3 million). The weighted-average grant date fair value of shares, granted for all the plans, for the year ended December 31, 2011 was $23.42 (2010 – $21.69).

Fully-Vested Stock-Based Compensation Plans

		Share Unit Plan
	Stock Option Plan	DSU Plan	PSU Plan
Outstanding
Number of options/share units	1,831,397	548,313	125,497
Weighted-average exercise price of options	$22.44	-	-
Aggregate intrinsic value/fair value of options/share units	$19,411,216	$18,116,262	$4,146,421
Weighted-average remaining contractual terms of option/share units	6.4 years	-	-
Currently Exercisable
Number of options/share units	1,161,397	-	-
Weighted-average exercise price of options	$20.57	-	-
Aggregate intrinsic value/fair value of options/share units	$14,487,594	-	-
Weighted-average remaining contractual terms of option/share units	5.1 years	-	-

30. CUMULATIVE PREFERRED STOCK

Authorized:

Unlimited number of First Preferred shares, issuable in series.

Unlimited number of Second Preferred shares, issuable in series.

		2011		2010
Issued and outstanding:	Millions of shares	Millions of dollars	Millions of shares	Millions of dollars
Balance	6.0	$146.7	6.0	$146.7

In June 2010, Emera issued six million 4.40% Cumulative Five-Year Rate Reset First Preferred Stock, Series A (“First Preferred Stock, Series A”). The $150 million First Preferred Stock, Series A were issued at $25.00 per share for net after-tax and transaction costs proceeds of $146.7 million.

As the First Preferred Shares, Series A are neither redeemable at the option of the shareholder nor have a mandatory redemption date, they are classified as equity and the associated dividends will be deducted on the consolidated statements of earnings immediately before arriving at “Net earnings attributable to common shareholders” and will be shown on the consolidated statement of equity as a deduction from retained earnings.

The First Preferred Shares, Series A are entitled to receive fixed cumulative preferred cash dividends in the amount of $1.10 per share per annum for each year up to and including May 15, 2015. For each five-year period after this date, the holders of First Preferred Shares, Series A are entitled to receive reset fixed cumulative preferred cash dividends. The reset annual dividends per share will be determined by multiplying the $25.00 per share by the annual fixed dividend rate, which is the sum of the five-year Government of Canada Bond Yield on the applicable reset date plus 1.84 percent.

The holders of First Preferred Shares, Series A will have the right, at their option, to convert their shares into an equal number of Cumulative Floating Rate First Preferred Shares, Series B of the Company on August 15, 2015 and every five years thereafter.

The First Preferred Shares, Series B have the same characteristics as the Series A shares, with the exception of the calculation of the floating dividend rate for the Series B shares being the sum of the T-bill rate plus 1.84 percent.

The holders of the First Preferred Shares, Series B will have the right, at their option, to convert their shares into an equal number of Series A shares of the Company on August 15, 2020 and every five years thereafter.

On August 15, 2015 and August 15, 2020 respectively and on August 15 every five years thereafter, the Company has the right to redeem for cash the outstanding First Preferred Shares, Series A or B in whole or in part at a price of $25 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption.

The First Preferred Shares of each series rank on a parity with the First preferred Shares of every other series and are entitled to a preference over a the Second Preferred Shares, the Common Shares, and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of the remaining property and assets or return of capital of the Company in the liquidation, dissolution or wind-up, whether voluntary or involuntary.

In the event the Company fails to pay, in aggregate, eight quarterly dividends on any series of the First Preferred Shares, the holders of the First Preferred Shares will be entitled to attend any meeting of shareholders of the Company and to vote at any such meeting.

31.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) as at December 31, 2011 and 2010 are as follows:

			2011			2010
millions of Canadian dollars	Opening Balance	Net Change	Ending Balance	Opening Balance	Net Change	Ending Balance
(Losses) gains on derivatives recognized as Cash Flow Hedges	$(2.2)	$(8.7)	$(10.9)	$(8.3)	$6.1	$(2.2)
Net change in unrecognized pension and post-retirement benefit costs	(394.5)	(122.9)	(517.4)	(281.1)	(113.4)	(394.5)
Unrealized loss on available-for-sale investments	(1.2)	(0.3)	(1.5)	(1.0)	(0.2)	(1.2)
Unrealized (loss) gain on translation of self-sustaining foreign operations	(166.3)	24.4	(141.9)	(135.8)	(30.5)	(166.3)
Accumulated Other Comprehensive Loss	$(564.2)	$(107.5)	$(671.7)	$(426.2)	$(138.0)	$(564.2)

32.    NON-CONTROLLING INTEREST IN SUBSIDIARIES

Non-controlling interest in subsidiaries as at December 31 consisted of the following:

millions of Canadian dollars	2011	2010
Preferred shares of NSPI	$132.2	$132.2
Preferred shares of Bangor Hydro	0.4	0.5
BLPC	60.6	-
ICDU	31.3	21.7
	$224.5	$154.4

Preferred shares of NSPI:

Authorized:

Unlimited number of First Preferred shares, issuable in series.

Unlimited number of Second Preferred shares, issuable in series.

		2011		2010
Issued and outstanding:	Millions of shares	Millions of dollars	Millions of shares	Millions of dollars
Balance	5.4	$132.2	5.4	$132.2

Series D First Preferred Stock:

On and after October 15, 2015, Series D First Preferred Stock is redeemable by NSPI, in whole at any time or in part from time to time at $25 per share plus accrued and unpaid dividends. NSPI also has the option, commencing October 15, 2015, to exchange the Series D First Preferred Stock into Emera common stock determined by dividing $25 by the greater of $2 and the market price of the Emera common stock.

Commencing on and after January 15, 2016, with prior notice and prior to any dividend payment date, each Series D First Preferred Stock will be exchangeable at the option of the holder into fully paid and freely tradable Emera common stock determined by dividing $25 by the greater of $2 and the market price of the Emera common stock, subject to the right of NSPI to redeem such stock for cash or to cause the holders of such stock to sell on the exchange date all or any part of such stock to substitute purchasers found by NSPI. NSPI will pay all accrued and unpaid dividends to the exchange date.

Each Series D First Preferred Stock is entitled to a $1.475 per share per annum fixed cumulative preferential dividend, as and when declared by the Board of Directors, accruing from the date of issue and payable quarterly on the fifteenth day of January, April, July and October of each year.

The First Preferred Shares of each series rank on a parity with the First preferred Shares of every other series issued by NSPI and are entitled to a preference over NSPI’s Second Preferred Shares, the Common Shares, and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of the remaining property and assets or return of capital of NSPI in the liquidation, dissolution or wind-up, whether voluntary or involuntary.

In the event NSPI fails to pay, in aggregate, eight quarterly dividends on any series of the First Preferred Shares, the holders of NSPI’s First Preferred Shares will be entitled to attend any meeting of shareholders of NSPI and to vote at any such meeting.

33.    RELATED PARTY TRANSACTIONS

In the ordinary course of business, Emera purchased natural gas transportation capacity from M&NP, an investment under significant influence of the Company, totaling $47.3 million (2010 – $55.1 million) for the year ended December 31, 2011. The amount is recognized in “Regulated fuel for generation and purchased power” or netted against energy marketing margin in “Non-regulated operating revenues” and is measured at the exchange amount. As at December 31, 2011, the amount payable to the related party was $3.3 million (2010 – $3.9 million), and is under normal interest and credit terms.

34.    QUARTERLY DATA (UNAUDITED)

For the quarter ended millions of Canadian dollars (except per share amounts)	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Total operating revenues	$512.0	$496.1	$501.7	$554.6	$408.9	$394.0	$364.7	$438.5
Net income	49.4	48.3	34.2	127.5	23.6	45.4	50.7	79.6
Net income attributable to common shareholders	46.8	40.8	29.9	123.6	24.1	40.3	48.5	77.8
Earnings Per Share - basic	$0.38	$0.33	$0.24	$1.06	$0.21	$0.35	$0.43	$0.68
Earnings Per Share - diluted	$0.38	$0.33	$0.24	$1.03	$0.21	$0.35	$0.42	$0.67
Dividends per common share declared	-	$0.6625	$0.3250	$0.3250	-	$0.6075	$0.2825	$0.2725

35.    USGAAP TRANSITION

ADOPTION OF USGAAP

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) announced that CGAAP for publically accountable enterprises would be replaced by IFRS for fiscal years beginning on or after January 1, 2011. In Q4 2009, due primarily to the continued uncertainty around the applicability of a rate-regulated accounting standard under IFRS, management reviewed the option of adopting USGAAP instead of IFRS. During Q1 2010, the Company’s Board of Directors approved the transition to USGAAP as recommended by management. The adoption of USGAAP has been made on a retrospective basis with restatement of prior periods’ financial statements to reflect USGAAP requirements in effect at that time.

For annual reporting purposes, the transition date to USGAAP is January 1, 2010, which is the commencement of the 2010 comparative period to the Company’s 2011 financial statements.

As a result of NSPI’s decision to transition to USGAAP, effective January 1, 2011 there was an amendment to NSPI’s regulated accounting policy for financial instruments and hedges which was approved by the UARB. The effects of this amendment were applied retrospectively, in accordance with that policy, without restatement of prior period income. The adjustments related to the amended accounting policy have been included with the adjustments as described further in this note.

Measurement, classification and disclosure differences arising out of the Company’s election to adopt USGAAP are presented below. With respect to measurement and classification differences, Section I “USGAAP differences”, presents quantitative reconciliations of balance sheets, income statements and statements of cash flows, previously presented in accordance with CGAAP, to the respective amounts and classifications under USGAAP, together with descriptions of the various significant measurement and classification differences arising from the adoption of USGAAP. Balance sheet reconciliations are presented as at January 1, 2010 and December 31, 2010, representing the commencement and ending dates of the comparative financial year to 2011. Income statement and statement of cash flow reconciliations are presented for the three, six and nine months ended March 31, 2010, June 30, 2010, and September 30, 2010, respectively and for the year ended December 31, 2010, which are periods that will be presented as comparatives to 2011 financial reporting.

In addition, USGAAP requires certain disclosures of financial information, significant to the Company, that are in addition to the required disclosure under CGAAP.

Except as otherwise disclosed in this note, the change in basis of accounting from CGAAP to USGAAP did not materially impact accounting policies or disclosures. Reference should be made to the previously filed CGAAP financial statements as at and for the year ended December 31, 2010 for additional information on CGAAP accounting policies and practices.

The following table summarizes the increases (decreases) to total assets:

As at millions of Canadian dollars	Notes	January 1 2010	December 31 2010
Total assets – CGAAP		$5,277.5	$6,321.8
Accounting for joint ventures	A	(76.4)	(75.4)
Offsetting	B	(0.9)	-
Income taxes	C	17.2	(136.4)
Hedging	F	99.1	42.3
Issue costs	G	16.4	18.9
Business combinations	J	(0.2)	7.7
Pension and other post-retirement benefits	K	(85.1)	(100.4)
Other		(0.3)	0.5
Total transition adjustments		(30.2)	(242.8)
Total assets – USGAAP		$5,247.3	$6,079.0

The following table summarizes the increases (decreases) to total liabilities:

As at millions of Canadian dollars	Notes	January 1 2010	December 31 2010
Total liabilities – CGAAP		$3,739.5	$4,527.5
Accounting for joint ventures	A	(76.5)	(75.9)
Offsetting	B	(0.9)	-
Income taxes	C	17.0	(131.2)
Hedging	F	51.9	49.8
Issue costs	G	17.5	20.0
Pension and other post-retirement benefits	K	199.3	291.8
Preferred stock of NSPI	P	(134.0)	(134.1)
Other		(0.3)	(0.3)
Total transition adjustments		74.0	20.1
Total liabilities – USGAAP		$3,813.5	$4,547.6

The following table summarizes the increases (decreases) to net income:

For the millions of Canadian dollars	3 months ended March 31 2010 (unaudited)	6 months ended June 30 2010 (unaudited)	9 months ended September 30 2010 (unaudited)	Year ended December 31 2010
Net income attributable to common shareholders – CGAAP	$77.1	$106.7	$151.5	$191.1
Note C – Income taxes	1.2	1.0	(3.9)	(5.0)
Note F – Hedging	(0.7)	(4.9)	(5.4)	(6.0)
Note J – Business combinations	-	22.5	22.3	8.4
Note K – Pension and other post-retirement benefits	0.6	1.1	1.7	2.3
Note P – Preferred stock of NSPI	-	0.1	0.1	0.1
Note R – Stock-based compensation	(0.1)	(0.1)	(0.2)	(0.2)
Note S – Foreign currency translation	(0.4)	(0.4)	(0.1)	(0.3)
Other	0.1	0.3	0.6	0.3
Total transition adjustments	0.7	19.6	15.1	(0.4)
Net income attributable to common shareholders – USGAAP	$77.8	$126.3	$166.6	$190.7

Earnings per common share – basic – CGAAP	$0.68	$0.94	$1.33	$1.68
Effect of USGAAP transition	-	0.17	0.13	(0.01)
Earnings per common share – basic – USGAAP	$0.68	$1.11	$1.46	$1.67

USGAAP differences

The reconciliations of the January 1, 2010 and December 31, 2010 Balance Sheets from CGAAP to USGAAP are as follows:

As at January 1, 2010 millions of Canadian dollars	Notes	CGAAP	Effect of transition to USGAAP	USGAAP
Assets
Current assets
Cash and cash equivalents	A	$21.8	$(1.6)	$20.2
Restricted cash	A	1.0	(1.0)	-
Receivables, net	A, B	413.1	(4.8)	408.3
Income taxes receivable		4.0	-	4.0
Inventory		174.5	-	174.5
Deferred income taxes	C	46.7	(23.6)	23.1
Derivatives in a valid hedging relationship	D	26.3	(26.3)	-
Held-for-trading derivatives	D	13.1	(13.1)	-
Derivative instruments	D	-	39.3	39.3
Regulatory assets	E, F	-	131.7	131.7
Prepaid expenses	A	7.4	(0.2)	7.2
Other current assets	G, H	-	3.2	3.2
Total current assets		707.9	103.6	811.5
Property, plant and equipment	A, C, I, J	2,933.7	170.5	3,104.2
Construction work-in-progress	I	220.2	(220.2)	-
		3,153.9	(49.7)	3,104.2
Other assets
Deferred income taxes	C	4.4	61.8	66.2
Derivatives in a valid hedging relationship	D	30.9	(30.9)	-
Held-for-trading derivatives	D	30.7	(30.7)	-
Derivative instruments	A, D	-	45.4	45.4
Regulatory assets	C, E, F, J, K	-	278.8	278.8
Net investment in direct financing lease	F	476.9	3.2	480.1
Investments subject to significant influence	A	218.4	(2.1)	216.3
Available-for-sale investment	M	47.3	(46.3)	1.0
Goodwill		87.6	-	87.6
Intangibles	L	92.1	(92.1)	-
Other	A, C, E, G, H, K, L, M	427.4	(271.2)	156.2
Total other assets		1,415.7	(84.1)	1,331.6
Total assets		$5,277.5	$(30.2)	$5,247.3

As at January 1, 2010 millions of Canadian dollars	Notes	CGAAP	Effect of transition to USGAAP	USGAAP
Liabilities and Equity
Current liabilities
Short-term debt		$300.3	-	$300.3
Current portion of long-term debt	A	108.1	(1.6)	106.5
Accounts payable	A, B, N	-	218.3	218.3
Accounts payable and accrued charges	N	305.9	(305.9)	-
Income taxes payable	C	2.3	1.2	3.5
Dividends payable	O	1.7	(1.7)	-
Derivatives in a valid hedging relationship	D	61.0	(61.0)	-
Held-for-trading derivatives	D	18.6	(18.6)	-
Derivative instruments	A, D	-	78.2	78.2
Regulatory liabilities	C, E, F	-	50.0	50.0
Pension and post-retirement liabilities	K	-	9.2	9.2
Other current liabilities	C, H, N, O, P	-	91.7	91.7
Total current liabilities		797.9	59.8	857.7
Long-term liabilities
Long-term debt	A, G, P	2,318.4	(45.7)	2,272.7
Deferred income taxes	C, K	194.1	(67.9)	126.2
Derivatives in a valid hedging relationship	D	25.7	(25.7)	-
Held-for-trading derivatives	D	15.8	(15.8)	-
Derivative instruments	A, D	-	35.5	35.5
Regulatory liabilities	C, E, F	-	91.5	91.5
Asset retirement obligations		104.5	-	104.5
Pension and post-retirement liabilities	K	-	292.4	292.4
Other long-term liabilities	A, E, H, K	148.1	(115.1)	33.0
Preferred shares issued by a subsidiary	P	135.0	(135.0)	-
Total long-term liabilities		2,941.6	14.2	2,955.8
Non-controlling interest	Q	32.1	(32.1)	-
Equity
Common stock	R	1,096.7	1.2	1,097.9
Contributed surplus	R	3.6	(0.6)	3.0
Accumulated other comprehensive loss	A, C, F, K, S	(186.7)	(239.5)	(426.2)
Retained earnings	F, G, J, K, P, R, S	592.3	2.5	594.8
Total Emera Incorporated equity		1,505.9	(236.4)	1,269.5
Non-controlling interest in subsidiaries	P, Q	-	164.3	164.3
Total equity		1,505.9	(72.1)	1,433.8
Total liabilities and equity		$5,277.5	$(30.2)	$5,247.3

As at December 31, 2010 millions of Canadian dollars	Notes	CGAAP	Effect of transition to USGAAP	USGAAP
Assets
Current assets
Cash and cash equivalents	A	$9.4	$(2.1)	$7.3
Restricted cash	A	59.6	(1.0)	58.6
Receivables, net	A	396.5	(3.6)	392.9
Income taxes receivable	C	43.4	(6.4)	37.0
Inventory		177.8	-	177.8
Deferred income taxes	C	28.2	(14.5)	13.7
Derivatives in a valid hedging relationship	D	28.4	(28.4)	-
Held-for-trading derivatives	D	22.1	(22.1)	-
Derivative instruments	A, D	-	49.7	49.7
Regulatory assets	E, F	-	90.5	90.5
Prepaid expenses	A	9.8	(0.3)	9.5
Other current assets	G, H	-	3.1	3.1
Total current assets		775.2	64.9	840.1
Property, plant and equipment	A, C, I, J	3,456.1	286.5	3,742.6
Construction work-in-progress	I	333.0	(333.0)	-
		3,789.1	(46.5)	3,742.6
Other assets
Deferred income taxes	C	12.9	18.2	31.1
Derivatives in a valid hedging relationship	D	26.1	(26.1)	-
Held-for-trading derivatives	D	15.3	(15.3)	-
Derivative instruments	A, D	-	36.0	36.0
Regulatory assets	C, E, F, K	-	354.9	354.9
Net investment in direct financing lease	F	488.2	3.3	491.5
Investments subject to significant influence	A, C, J	238.9	7.1	246.0
Available-for-sale investment	M	47.0	(46.2)	0.8
Goodwill	J, K	178.9	(11.5)	167.4
Intangibles	L	98.1	(98.1)	-
Other	A, C, E, G, H, J, K, L, M	652.1	(483.5)	168.6
Total other assets		1,757.5	(261.2)	1,496.3
Total assets		$6,321.8	$(242.8)	$6,079.0

As at December 31, 2010 millions of Canadian dollars	Notes	CGAAP	Effect of transition to USGAAP	USGAAP
Liabilities and Equity
Current liabilities
Short-term debt	G	$81.3	$0.4	$81.7
Current portion of long-term debt	A	12.7	(2.1)	10.6
Accounts payable	A, N	-	293.9	293.9
Accounts payable and accrued charges	N	399.6	(399.6)	-
Income taxes payable	C	1.1	(0.9)	0.2
Deferred income taxes	C	-	8.5	8.5
Dividends payable	O	1.8	(1.8)	-
Derivatives in a valid hedging relationship	D	8.6	(8.6)	-
Held-for-trading derivatives	D	31.1	(31.1)	-
Derivative instruments	A, D	-	36.8	36.8
Regulatory liabilities	C, E, F	-	55.0	55.0
Pension and post-retirement liabilities	K	-	8.9	8.9
Other current liabilities	A, C, H, N, O, P	-	110.3	110.3
Total current liabilities		536.2	69.7	605.9
Long-term liabilities
Long-term debt	A, G, P	3,153.7	(38.4)	3,115.3
Deferred income taxes	C, K	359.8	(191.3)	168.5
Derivatives in a valid hedging relationship	D	21.3	(21.3)	-
Held-for-trading derivatives	D	18.0	(18.0)	-
Derivative instruments	A, D	-	28.9	28.9
Regulatory liabilities	C, E, F	-	65.2	65.2
Asset retirement obligations		141.8	-	141.8
Pension and post-retirement liabilities	K	-	400.0	400.0
Other long-term liabilities	E, H, K	161.7	(139.7)	22.0
Preferred shares issued by a subsidiary	P	135.0	(135.0)	-
Total long-term liabilities		3,991.3	(49.6)	3,941.7
Non-controlling interest	Q	20.7	(20.7)	-
Equity
Common stock	R	1,136.5	1.3	1,137.8
Preferred stock		146.7	-	146.7
Contributed surplus	R	3.7	(0.5)	3.2
Accumulated other comprehensive loss	A, C, F, J, K, Q, S	(164.7)	(399.5)	(564.2)
Retained earnings	C, F, G, J, K, P, R, S	651.4	2.1	653.5
Total Emera Incorporated equity		1,773.6	(396.6)	1,377.0
Non-controlling interest in subsidiaries	P, Q	-	154.4	154.4
Total equity		1,773.6	(242.2)	1,531.4
Total liabilities and equity		$6,321.8	$(242.8)	$6,079.0

The adjustments to January 1, 2010 and December 31, 2010 equity are as follows:

As at January 1, 2010 millions of Canadian dollars	Common Stock	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-controlling Interest in Subsidiaries	Total Equity
CGAAP	$1,096.7	$3.6	$(186.7)	$592.3	-	$1,505.9
Note A – Accounting for joint ventures	-	-	0.1	-	-	0.1
Note C – Income taxes	-	-	0.2	-	-	0.2
Note F – Hedging	-	-	36.6	10.6	-	47.2
Note G – Issue costs	-	-	-	(1.1)	-	(1.1)
Note J – Business combinations	-	-	-	(0.2)	-	(0.2)
Note K – Pension and other post-retirement benefits	-	-	(277.6)	(6.8)	-	(284.4)
Note P – Preferred stock of NSPI	-	-	-	1.8	$132.2	134.0
Note Q – Non-controlling interest in subsidiaries	-	-	-	-	32.1	32.1
Note R – Stock-based compensation	1.2	(0.6)	-	(0.6)	-	-
Note S – Foreign currency translation	-	-	1.2	(1.2)	-	-
Total transition adjustments	1.2	(0.6)	(239.5)	2.5	164.3	(72.1)
USGAAP	$1,097.9	$3.0	$(426.2)	$594.8	$164.3	$1,433.8

As at December 31, 2010 millions of Canadian dollars	Common Stock	Preferred Stock	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- controlling Interest in Subsidiaries	Total Equity
CGAAP	$1,136.5	$146.7	$3.7	$(164.7)	$651.4	-	$1,773.6
Note A – Accounting for joint ventures	-	-	-	0.5	-	-	0.5
Note C – Income taxes	-	-	-	0.2	(5.4)	-	(5.2)
Note F – Hedging	-	-	-	(12.1)	4.6	-	(7.5)
Note G – Issue costs	-	-	-	-	(1.1)	-	(1.1)
Note J – Business combinations	-	-	-	(0.5)	8.2	-	7.7
Note K – Pension and other post-retirement benefits	-	-	-	(387.9)	(4.3)	-	(392.2)
Note P – Preferred stock of NSPI	-	-	-	-	1.9	$132.2	134.1
Note Q – Non-controlling interest in subsidiaries	-	-	-	(1.5)	-	22.2	20.7
Note R – Stock-based compensation	1.3	-	(0.5)	-	(0.8)	-	-
Note S – Foreign currency translation	-	-	-	1.6	(1.6)	-	-
Other	-	-	-	0.2	0.6	-	0.8
Total transition adjustments	1.3	-	(0.5)	(399.5)	2.1	154.4	(242.2)
USGAAP	$1,137.8	$146.7	$3.2	$(564.2)	$653.5	$154.4	$1,531.4

The statements of income for the 2010 periods reconciled from CGAAP to USGAAP are as follows:

For the three months ended March 31, 2010 millions of Canadian dollars (except per share amounts) (Unaudited)	Notes	CGAAP	Effect of transition to USGAAP	USGAAP
Operating revenues
Electric	T	$412.1	$(412.1)	-
Finance income from direct finance lease	T	14.2	(14.2)	-
Other	T	3.8	(3.8)	-
Regulated	F, T, U	-	395.4	$395.4
Non-regulated	A, T, U	-	43.1	43.1
Total operating revenues		430.1	8.4	438.5
Operating expenses
Regulated fuel for generation and purchased power	U, V	217.7	(23.7)	194.0
Regulated fuel adjustment		(39.4)	-	(39.4)
Non-regulated fuel for generation and purchase power	A, V	-	23.1	23.1
Non-regulated direct costs	U	-	8.2	8.2
Operating, maintenance and general	A, K, R, U	76.7	0.8	77.5
Provincial, state and municipal taxes	A	12.4	(0.4)	12.0
Depreciation and amortization	A, C, X	42.3	5.0	47.3
Regulatory amortization	X	5.4	(5.4)	-
Total operating expenses		315.1	7.6	322.7
Income from operations		115.0	0.8	115.8
Income from equity investments	A	2.3	(1.6)	0.7
Other income (expenses), net	A, F, S, T, U, W, Y	-	(1.8)	(1.8)
Financing charges	P, W, Y	43.2	(43.2)	-
Interest expense, net	A, C, U, W, Y	-	37.6	37.6
Income before provision for income taxes		74.1	3.0	77.1
Income tax expense (recovery)	A, C	(2.8)	0.3	(2.5)
Net income		76.9	2.7	79.6
Non-controlling interest in subsidiaries	P	(0.2)	2.0	1.8
Net income attributable to common shareholders		$77.1	$0.7	$77.8

Weighted average number of shares (in millions)
Basic		113.2	0.4	113.6
Diluted		120.0	-	120.0

Earnings per common share
Basic		$0.68	-	$0.68
Diluted		$0.66	$0.01	$0.67

Dividends per common share declared		$0.2725	-	$0.2725

For the six months ended June 30, 2010 millions of Canadian dollars (except per share amounts) (Unaudited)	Notes	CGAAP	Effect of transition to USGAAP	USGAAP
Operating revenues
Electric	T	$739.7	$(739.7)	-
Finance income from direct finance lease	T	29.0	(29.0)	-
Other	T	18.8	(18.8)	-
Regulated	F, T, U	-	721.0	$721.0
Non-regulated	A, T, U	-	82.2	82.2
Total operating revenues		787.5	15.7	803.2
Operating expenses
Regulated fuel for generation and purchased power	U, V	375.0	(45.4)	329.6
Regulated fuel adjustment		(52.0)	-	(52.0)
Non-regulated fuel for generation and purchase power	A, V	-	43.9	43.9
Non-regulated direct costs	U	-	23.5	23.5
Operating, maintenance and general	A, K, R, U, W	158.0	2.3	160.3
Provincial, state and municipal taxes	A	24.5	(0.8)	23.7
Depreciation and amortization	A, C, X	85.4	10.2	95.6
Regulatory amortization	X	10.9	(10.9)	-
Total operating expenses		601.8	22.8	624.6
Income from operations		185.7	(7.1)	178.6
Income from equity investments	A, C	6.2	1.7	7.9
Other income (expenses), net	F, J, S, T, U, W, Y	-	17.7	17.7
Financing charges	P, W, Y	84.3	(84.3)	-
Interest expense, net	A, C, P, U, W, Y	-	75.4	75.4
Income before provision for income taxes		107.6	21.2	128.8
Income tax expense (recovery)	A, C	0.9	(2.4)	(1.5)
Net income		106.7	23.6	130.3
Non-controlling interest in subsidiaries	P	-	4.0	4.0
Net income attributable to common shares		$106.7	$19.6	$126.3

Weighted average number of shares (in millions)
Basic		113.3	0.4	113.7
Diluted		120.2	(0.1)	120.1

Earnings per common share
Basic		$0.94	$0.17	$1.11
Diluted		$0.92	$0.16	$1.08

Dividends per common share declared		$0.5550	-	$0.5550

For the nine months ended September 30, 2010 millions of Canadian dollars (except per share amounts) (Unaudited)	Notes	CGAAP	Effect of transition to USGAAP	USGAAP
Operating revenues
Electric	T	$1,074.0	$(1,074.0)	-
Finance income from direct finance lease	T	42.8	(42.8)	-
Other	T	44.2	(44.2)	-
Regulated	F, T, U	-	1,053.9	$1,053.9
Non-regulated	A, T, U	-	143.3	143.3
Total operating revenues		1,161.0	36.2	1,197.2
Operating expenses
Regulated fuel for generation and purchased power	U, V	541.9	(65.1)	476.8
Regulated fuel adjustment		(75.0)	-	(75.0)
Non-regulated fuel for generation and purchase power	A, V	-	64.5	64.5
Non-regulated direct costs	U	-	46.1	46.1
Operating, maintenance and general	A, K, R, U, W	244.1	3.4	247.5
Provincial, state and municipal taxes	A	36.8	(1.3)	35.5
Depreciation and amortization	A, C, X	127.9	15.8	143.7
Regulatory amortization	X	16.7	(16.7)	-
Total operating expenses		892.4	46.7	939.1
Income from operations		268.6	(10.5)	258.1
Income from equity investments	A, C	11.3	2.3	13.6
Other income (expenses), net	F, J, S, T, U, W, Y	-	18.0	18.0
Financing charges	P, W, Y	124.6	(124.6)	-
Interest expense, net	A, C, P, U, W, Y	-	111.5	111.5
Income before provision for income taxes		155.3	22.9	178.2
Income tax expense (recovery)	A, C	0.6	1.9	2.5
Net income		154.7	21.0	175.7
Non-controlling interest in subsidiaries	P	0.1	6.0	6.1
Net income of Emera Incorporated		154.6	15.0	169.6
Preferred stock dividends	C	3.1	(0.1)	3.0
Net income attributable to common shareholders		$151.5	$15.1	$166.6

Weighted average number of shares (in millions)
Basic		113.5	0.5	114.0
Diluted		120.2	0.1	120.3

Earnings per common share
Basic		$1.33	$0.13	$1.46
Diluted		$1.31	$0.12	$1.43

Dividends per common share declared		$1.1625	-	$1.1625

For the year ended December 31, 2010 millions of Canadian dollars (except per share amounts)	Notes	CGAAP	Effect of transition to USGAAP	USGAAP
Operating revenues
Electric	T	$1,436.1	$(1,436.1)	-
Finance income from direct finance lease	T	56.5	(56.5)	-
Other	T	61.1	(61.1)	-
Regulated	F, T, U	-	1,411.6	$1,411.6
Non-regulated	A, T, U	-	194.5	194.5
Total operating revenues		1,553.7	52.4	1,606.1
Operating expenses
Regulated fuel for generation and purchased power	U, V	718.7	(84.1)	634.6
Regulated fuel adjustment		(99.0)	-	(99.0)
Non-regulated fuel for generation and purchase power	A, V	-	83.9	83.9
Non-regulated direct costs	U	-	62.3	62.3
Operating, maintenance and general	A, J, K, R, U, W	336.1	15.1	351.2
Provincial, state and municipal taxes	A	49.1	(1.7)	47.4
Depreciation and amortization	A, C, X	173.6	39.9	213.5
Regulatory amortization	X	41.3	(41.3)	-
Total operating expenses		1,219.8	74.1	1,293.9
Income from operations		333.9	(21.7)	312.2
Income from equity investments	A, C	13.6	1.7	15.3
Other income (expenses), net	F, J, S, T, U, W, Y	-	12.5	12.5
Financing charges	P, W, Y	168.4	(168.4)	-
Interest expense, net	A, C, P, U, W, Y	-	148.8	148.8
Income before provision for income taxes		179.1	12.1	191.2
Income tax expense (recovery)	A, C	(12.8)	4.7	(8.1)
Net income		191.9	7.4	199.3
Non-controlling interest in subsidiaries	P	(2.3)	7.9	5.6
Net income of Emera Incorporated		194.2	(0.5)	193.7
Preferred stock dividends	C	3.1	(0.1)	3.0
Net income attributable to common shareholders		$191.1	$(0.4)	$190.7

Weighted average number of shares (in millions)
Basic		113.7	0.5	114.2
Diluted		120.3	0.1	120.4

Earnings per common share
Basic		$1.68	$(0.1)	$1.67
Diluted		$1.65	-	$1.65

Dividends per common share declared		$1.1625	-	$1.1625

The consolidated statements of cash flows for the 2010 periods reconciled from CGAAP to USGAAP are as follows:

For the three months ended March 31, 2010 millions of Canadian dollars (Unaudited)	Notes	CGAAP	Effect of transition to USGAAP	USGAAP

Net cash used in operating activities	A, P, R, Y	$(5.7)	$3.1	$(2.6)
Net cash used in investing activities	A, Y	(66.7)	(1.6)	(68.3)
Net cash provided by financing activities	P, R	62.3	(2.1)	60.2
Effect of exchange rate changes on cash and cash equivalents		(0.2)	0.6	0.4
Net decrease in cash and cash equivalents		(10.3)	-	(10.3)
Cash and cash equivalents, beginning of period	A	21.8	(1.6)	20.2
Cash and cash equivalents, end of period	A	$11.5	$(1.6)	$9.9

For the six months ended June 30, 2010 millions of Canadian dollars (Unaudited)	Notes	CGAAP	Effect of transition to USGAAP	USGAAP

Net cash provided by operating activities	A, P, R, Y	$105.1	$4.9	$110.0
Net cash used in investing activities	A, Y	(298.2)	(3.9)	(302.1)
Net cash provided by financing activities	A, P, R	220.0	(3.2)	216.8
Effect of exchange rate changes on cash and cash equivalents		0.5	(0.3)	0.2
Net increase (decrease) in cash and cash equivalents		27.4	(2.5)	24.9
Cash and cash equivalents, beginning of period	A	21.8	(1.6)	20.2
Cash and cash equivalents, end of period	A	$49.2	$(4.1)	$45.1

For the nine months ended September 30, 2010 millions of Canadian dollars (Unaudited)	Notes	CGAAP	Effect of transition to USGAAP	USGAAP

Net cash provided by operating activities	A, P, R, Y	$230.9	$7.1	$238.0
Net cash used in investing activities	A, Y	(452.0)	(6.4)	(458.4)
Net cash provided by financing activities	A, P, R	247.2	(3.7)	243.5
Effect of exchange rate changes on cash and cash equivalents		(0.4)	0.6	0.2
Net increase (decrease) in cash and cash equivalents		25.7	(2.4)	23.3
Cash and cash equivalents, beginning of period	A	21.8	(1.6)	20.2
Cash and cash equivalents, end of period	A	$47.5	$(4.0)	$43.5

For the year ended December 31, 2010 millions of Canadian dollars	Notes	CGAAP	Effect of transition to USGAAP	USGAAP

Net cash provided by operating activities	A, C, P, R, Y, J	$416.4	$2.8	$419.2
Net cash used in investing activities	A, C, Y, J	(894.8)	8.8	(886.0)
Net cash provided by financing activities	A, P, R	466.2	(11.6)	454.6
Effect of exchange rate changes on cash and cash equivalents		(0.2)	(0.5)	(0.7)
Net decrease in cash and cash equivalents		(12.4)	(0.5)	(12.9)
Cash and cash equivalents, beginning of period	A	21.8	(1.6)	20.2
Cash and cash equivalents, end of period	A	$9.4	$(2.1)	$7.3

NOTES TO THE TRANSITIONAL ADJUSTMENTS

Under USGAAP, the Company is (i) measuring certain assets, liabilities, revenues and expenses differently than it had been under CGAAP (see details on each measurement change below); and (ii) disclosing certain assets, liabilities, revenues and expenses on different lines in the financial statements than they had been under CGAAP (see details on each classification change below).

A. Accounting for joint ventures (measurement difference)

The Company exercises joint control over its investment in Bear Swamp with its third-party partner and therefore, proportionately consolidated the investment under CGAAP. Under the proportionate consolidation method the Company recognized its pro-rata share of the jointly controlled assets and liabilities of Bear Swamp in the Company’s balance sheet and recognized its pro-rata share of the revenues and expenses of Bear Swamp in the Company’s income statement.

Under USGAAP, the Company accounts for its investment in Bear Swamp using the equity method, whereby the amount of the investment is adjusted quarterly for the Company’s pro-rata share of Bear Swamp’s post-acquisition net income and reduced by the amount of any dividends received. The Company’s pro-rata share of Bear Swamp’s net income is recognized in “Income from equity investments”.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Current assets
Cash and cash equivalents	$(1.6)	$(2.1)
Restricted cash	(1.0)	(1.0)
Receivables, net	(3.9)	(3.2)
Derivative instruments	-	(0.8)
Prepaid expenses	(0.2)	(0.2)
Property, plant and equipment	(51.0)	(48.1)
Other assets
Derivative instruments	(16.1)	(5.3)
Investments subject to significant influence	(2.0)	(14.3)
Other	(0.6)	(0.4)
Current liabilities
Current portion of long-term debt	(1.6)	(2.1)
Accounts payable	(1.2)	(1.9)
Derivative instruments	(1.4)	(2.9)
Other current liabilities	-	(0.1)
Long-term liabilities
Long-term debt	(63.8)	(58.5)
Derivative instruments	(5.9)	(10.4)
Other long-term liabilities	(2.6)	-
Equity
Accumulated other comprehensive income (loss)	0.1	0.5

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31, 2010 (Unaudited)	6 months ended June 30, 2010 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Non-regulated operating revenues	$(3.6)	$(15.6)	$(23.0)	$(28.1)
Non-regulated fuel for generation and purchased power	(4.6)	(9.0)	(13.0)	(17.2)
Operating, maintenance and general	(0.9)	(1.7)	(2.9)	(4.9)
Provincial, state and municipal taxes	(0.4)	(0.8)	(1.3)	(1.7)
Depreciation and amortization	(0.4)	(0.8)	(1.2)	(1.8)
Income from equity investments	(1.6)	1.8	2.4	1.8
Other income (expenses), net	(0.2)	-	-	-
Interest expense, net	(0.3)	(0.5)	(0.7)	(1.0)
Income tax expense (recovery)	1.2	(1.0)	(1.5)	0.3

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the effect on the Statements of Cash Flows is as follows:

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Net cash provided by (used in) operating activities	$0.1	$(3.2)	$(4.5)	$(0.4)
Net cash (used in) provided by investing activities	(0.1)	(0.2)	0.1	1.5
Net cash provided by (used in) financing activities	-	0.9	1.5	(1.6)
Cash and cash equivalents, beginning of period	(1.6)	(1.6)	(1.6)	(1.6)
Cash and cash equivalents, end of period	(1.6)	(4.1)	(4.5)	(2.1)

B. Offsetting (measurement difference)

Certain items on the balance sheets are being offset where a legal right of setoff exists. Differences exist between CGAAP and USGAAP in defining what balances may be offset. As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Receivables, net	$(0.9)	-
Accounts payable	(0.9)	-

C. Income taxes (measurement difference)

In addition to the tax effects of other transition adjustments, the following are included in the income tax adjustments.

Investment tax credits (“ITCs”)

Under CGAAP, the Company recognizes ITCs as a reduction from the related expenditures where there is reasonable assurance of collection. Under USGAAP, the Company recognizes ITCs as a reduction of income tax expense in the current and future periods to the extent that realization of such benefit is more likely than not.

Tax rates

Under CGAAP, the Company measured income taxes using substantively enacted income tax rates. Under USGAAP, the Company uses enacted income tax rates. The Company recognized an income tax liability under USGAAP for the difference between the enacted tax rates and the substantively enacted tax rates for the Part VI.1 tax deduction related to preferred share dividends.

Uncertain tax positions

Under CGAAP, the Company recognized the benefit of an uncertain tax position when it was probable of being sustained.

Under USGAAP, the Company recognizes the benefit of an uncertain tax position only when it is more likely than not that such a position will be sustained by the taxing authorities based on the technical merits of the position. The current and deferred income tax impact is equal to the largest amount, considering possible settlement outcomes, that is greater than 50 percent likely of being realized upon settlement with the taxing authorities.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Current assets
Income taxes receivable	-	$(6.4)
Deferred income taxes	$(23.6)	(14.5)
Property, plant and equipment	1.1	1.4
Other assets
Deferred income taxes	61.7	17.9
Regulatory assets	(23.1)	(134.9)
Investments subject to significant influence	-	(0.6)
Other	1.1	0.7
Current liabilities
Income taxes payable	1.2	(0.8)
Deferred income taxes	-	8.5
Regulatory liabilities	6.7	4.1
Other current liabilities	1.3	1.1
Long-term liabilities
Deferred income taxes	(53.6)	(176.5)
Regulatory liabilities	61.4	32.4
Equity
Accumulated other comprehensive income (loss)	0.2	0.2
Retained earnings	-	(5.4)

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010 (Unaudited)
Depreciation and amortization	$0.1	$0.2	$0.3	$0.4
Income from equity investments	-	(0.1)	(0.4)	(0.6)
Interest expense, net	(0.3)	(0.3)	(0.4)	(0.2)
Income tax expense (recovery)	(1.0)	(1.0)	3.7	4.3
Preferred stock dividends	-	-	(0.1)	(0.1)

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the effect on the Statements of Cash Flows is as follows:

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Net cash provided by operating activities	-	-	-	$0.3
Net cash used in investing activities	-	-	-	(0.3)

D. Derivatives (classification change)

Under CGAAP, the Company was disclosing its derivatives in valid hedging relationships and held-for-trading derivatives as separate line items on the balance sheet. Under USGAAP, the Company has included these balances together in “Derivative instruments”.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Current assets
Derivative instruments	$39.4	$50.5
Derivatives in a valid hedging relationship	(26.3)	(28.4)
Held-for-trading derivatives	(13.1)	(22.1)
Other assets
Derivative instruments	61.6	41.4
Derivatives in a valid hedging relationship	(30.9)	(26.1)
Held-for-trading derivatives	(30.7)	(15.3)
Current liabilities
Derivative instruments	79.6	39.7
Derivatives in a valid hedging relationship	(61.0)	(8.6)
Held-for-trading derivatives	(18.6)	(31.1)
Long-term liabilities
Derivative instruments	41.5	39.3
Derivatives in a valid hedging relationship	(25.7)	(21.3)
Held-for-trading derivatives	(15.8)	(18.0)

E. Regulatory assets and liabilities (classification change)

Under CGAAP, the Company was disclosing its regulatory assets and liabilities in other assets and liabilities respectively. Under USGAAP, the Company discloses its regulatory assets and liabilities as separate line items on the balance sheet.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Current assets
Regulatory assets	$55.8	$63.7
Other assets
Regulatory assets	273.1	466.3
Other	(328.9)	(530.0)
Current liabilities
Regulatory liabilities	21.2	22.1
Long-term liabilities
Regulatory liabilities	0.5	11.9
Other long-term liabilities	(21.7)	(34.0)

F. Hedging (measurement change)

Brunswick Pipeline

Under CGAAP, cash flow hedging strategies of Brunswick Pipeline qualified for hedge accounting. Under USGAAP, the Company determined that certain cash flow hedging strategies did not qualify for hedge accounting primarily due to differences in effectiveness testing requirements. The Company changed its effectiveness testing for hedges put in place beginning January 1, 2010 and these hedges qualify for hedge accounting under USGAAP.

As a result of disqualifying cash flow hedges in place prior to 2010, Brunswick Pipeline must recognize changes in fair value on these derivatives in net income of the period, rather than deferring the changes to accumulated other comprehensive income. In addition, because of the change in effectiveness testing effective January 1, 2010, Brunswick Pipeline must measure and recognize any ineffectiveness of its hedging strategies in net income of the period.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Net investment in direct financing lease	$3.2	$3.2
Accumulated other comprehensive income (loss)	(7.4)	(1.4)
Retained earnings	10.6	4.6

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Regulated operating revenues	$(2.0)	$(4.2)	$(5.9)	$(7.4)
Other income (expenses), net	1.3	(0.7)	0.5	1.4

Nova Scotia Power

In addition to the above, effective for 2011, NSPI implemented an amended hedge accounting policy which was approved by the UARB. The amended policy resulted from stakeholder requests to simplify the accounting for derivatives used to manage risk and to alleviate any USGAAP issues which would result in increased income volatility. The amended policy is applied retrospectively with restatement of prior periods with the exception of prior period income, and requires regulatory deferral for commodity, foreign exchange and interest derivatives documented as economic hedges and for physical contracts that do not qualify for the NPNS exception under USGAAP.

As a result of the amended accounting policy, NSPI receives regulatory deferral for any changes in fair value on derivatives documented as economic hedges. As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Current assets
Regulatory assets	$75.9	$26.9
Other assets
Regulatory assets	20.0	12.2
Current liabilities
Regulatory liabilities	22.1	28.6
Long-term liabilities
Regulatory liabilities	29.8	21.2
Equity
Accumulated other comprehensive income (loss)	44.0	(10.7)

G. Issue costs

Classification change

Under CGAAP, debt financing costs, premiums and discounts were netted against long-term debt. Under USGAAP, debt financing costs are included in “Other” as part of “Other assets”.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Other current assets	$1.8	$1.0
Other, included in other assets	13.5	16.8
Short-term debt	-	0.4
Long-term debt	15.3	17.4

Measurement Change

Under CGAAP, the straight-line method of amortizing debt financing costs, premiums and discounts was used to approximate the effective interest method. Under USGAAP, the straight-line method is not appropriate so the effective interest method has been adopted.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Other, included in other assets	$1.1	$1.1
Long-term debt	2.2	2.2
Retained earnings	(1.1)	(1.1)

H. Current other assets and liabilities (classification change)

Under CGAAP, the Company was disclosing its other assets and liabilities on the balance sheet as long-term. Under USGAAP, the Company has included the current portion of these balances in “Other current assets” and “Other current liabilities”.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Other current assets	$1.5	$2.1
Other, included in other assets	(1.5)	(2.1)
Other current liabilities	2.8	3.9
Other long-term liabilities	(2.8)	(3.9)

I. Construction work-in-progress (classification change)

Under CGAAP, the Company was disclosing its construction work-in-progress (“CWIP”) as a separate line item on the balance sheet. Under USGAAP, the Company has included this balance in “Property, plant and equipment” and will disclose its CWIP balance annually in the notes to the December 31 financial statements.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Property, plant and equipment	$220.2	$333.0
Construction work-in-progress	(220.2)	(333.0)

J. Business combinations (measurement change)

Acquisition-related transaction costs

Under CGAAP, acquisition-related transaction costs were capitalized and included in the allocation of the purchase price to the acquired assets and liabilities. Under USGAAP, acquisition-related transaction costs are expensed in the period incurred, beginning with transactions completed on or after January 1, 2009.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Property, plant and equipment	$(0.2)	$(0.2)
Other, included in other assets	-	(0.5)
Goodwill	-	(10.7)
Accumulated other comprehensive income (loss)	-	0.1
Retained earnings	(0.2)	(11.5)

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Operating, maintenance and general	-	-	-	$11.3

Business combinations achieved in stages

Under CGAAP, for business combinations achieved in stages, the acquirer does not re-measure its previously held equity interest in an acquired company. Under USGAAP, the acquirer re-measures the previously held equity interest at the acquisition-date fair value and recognizes the resulting gain or loss, if any, in income.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Property, plant and equipment	$0.4	-
Regulatory assets	(0.4)	-
Goodwill	-	$(2.4)
Retained earnings	-	(2.4)

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Other income (expenses), net	-	-	-	$(2.4)

Negative goodwill

Under CGAAP, where the net assets in a business combination exceed the purchase price, sometimes referred to as “negative goodwill”, the excess should be eliminated, to the extent possible, by allocating the negative goodwill as a pro rata reduction of the amounts that otherwise would be assigned to certain of the acquired assets. Under USGAAP, the negative goodwill gives rise to an extraordinary gain which is recognized in income.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Investments subject to significant influence	-	$21.5
Accumulated other comprehensive income (loss)	-	(0.6)
Retained earnings	-	22.1

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Other income (expenses), net	-	$22.5	$22.3	$22.1

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the effect on the Statements of Cash Flows is as follows:

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Net cash used in operating activities	-	-	-	(11.3)
Net cash provided by investing activities	-	-	-	11.3

K. Pension and other post-retirement benefits (measurement change)

Under CGAAP, the Company disclosed, but did not recognize, its unamortized gains and losses, its past service costs, and its unamortized transitional obligation associated with pension and other post-retirement benefits. Under USGAAP, the Company has recognized its unfunded pension obligation as a liability; the unamortized gains and losses and past service costs are recognized in AOCL; and the unamortized transitional obligation previously determined under CGAAP is recognized in “Retained earnings”.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Other assets
Regulatory assets	$9.2	$11.6
Other	(94.3)	(113.5)
Goodwill	-	1.5
Current liabilities
Pension and post-retirement liabilities	9.2	8.9
Long-term liabilities
Deferred income taxes	(14.3)	(14.7)
Pension and post-retirement liabilities	292.4	400.0
Other long-term liabilities	(88.0)	(102.4)
Equity
Accumulated other comprehensive income (loss)	(277.6)	(387.9)
Retained earnings	(6.8)	(4.3)

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Operating, maintenance and general	$(0.6)	$(1.1)	$(1.7)	$(2.3)

L. Intangibles (classification change)

Under CGAAP, the Company was disclosing its intangibles as a separate line item on the balance sheet. Under USGAAP, the Company has included this balance in “Other” as part of “Other assets”.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Other, included in other assets	$92.1	$98.2
Intangibles	(92.1)	(98.2)

M. Investments (measurement change)

Under CGAAP, certain investments of the Company were classified as an available-for-sale investment and measured at cost as the investments are not actively traded in an open market. Under USGAAP, investments measured at cost because they do not trade in an active market are not included in “Available-for-sale investment” therefore the Company has included these investments in “Other assets”.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Other, included in other assets	$46.3	46.2
Available-for-sale investment	(46.3)	(46.2)

N. Accounts payable (classification change)

Under CGAAP, trade and non-trade payables were recognized in accounts payable and accrued charges. Under USGAAP, trade payables are recognized in “Accounts payable” and non-trade payables are recognized in “Other current liabilities”.

As at January 1 and December 31, 2010, the effect the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Accounts payable	$220.4	$296.5
Accounts payable and accrued charges	(305.9)	(399.6)
Other current liabilities	85.5	103.1

O. Dividends payable (classification change)

Under CGAAP, the Company was disclosing dividends payable as a separate line item on the balance sheet. Under USGAAP, the Company has included this balance in “Other current liabilities”.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Dividends payable	$(1.7)	$(1.8)
Other current liabilities	1.7	1.8

P. Preferred stock of Nova Scotia Power Inc. (measurement change)

Under CGAAP, NSPI’s preferred stock was classified as a liability; preferred stock dividends were classified as an expense in the income statement and were accrued monthly; and issuance costs were deferred on the balance sheet as a deferred financing charge and amortized to income over the life of the preferred stock.

Under USGAAP, NSPI’s preferred stock is classified as equity in “Non-controlling interest” as the preferred stock does not meet the USGAAP definition of a liability; preferred stock dividends are deducted from retained earnings and are accrued as declared; and issuance costs are netted against the preferred stock on the balance sheet and are not amortized.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Other current liabilities	$0.3	$0.3
Long-term debt	0.7	0.6
Preferred shares issued by a subsidiary	(135.0)	(135.0)
Retained earnings	1.8	1.9
Non-controlling interest in subsidiaries	132.2	132.2

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Financing charges	$(2.0)	$(4.0)	$(6.0)	$(8.0)
Interest expense, net	-	(0.1)	(0.1)	(0.1)
Non-controlling interest in subsidiaries	2.0	4.0	6.0	8.0

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the effect on the Statements of Cash Flows is as follows:

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Net cash provided by operating activities	$2.0	$4.0	$6.0	$8.0
Net cash used in financing activities	(2.0)	(4.0)	(6.0)	(8.0)

Q. Non-controlling interest in subsidiaries (classification change)

Under CGAAP, non-controlling interest in subsidiaries (“NCI”) is classified outside shareholders’ equity, after liabilities. Under USGAAP, NCI is included in total equity.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Non-controlling interest	$(32.1)	$(20.7)
Accumulated other comprehensive income (loss)	-	(1.5)
Non-controlling interest in subsidiaries	32.1	22.2

R. Stock-based compensation (measurement change)

Employee Common Share Purchase Plan

Under CGAAP, the Company was recognizing the amount of its contribution in excess of 5 percent of the average market price of the shares. Under USGAAP, the Company’s employee common share purchase plan is considered compensatory and the Company’s contribution to the plan should be recognized.

Senior Management Stock Option Plan

Under CGAAP, the Company was amortizing the compensation cost associated with its stock option over two years, the average vesting period of the four awards. Under USGAAP, the Company has chosen to amortize the compensation cost over four years, the vesting period of the entire award.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Common stock	$1.2	$1.3
Contributed surplus	(0.6)	(0.5)
Retained earnings	(0.6)	(0.8)

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is as reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Operating, maintenance and general	$0.1	$0.1	$0.2	$0.2

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the effect on the Statements of Cash Flows results is as follows:

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Net cash used in operating activities	$(0.1)	$(0.1)	$(0.2)	$(0.2)
Net cash provided by financing activities	0.1	0.1	0.2	0.2

S. Foreign currency translation (measurement change)

Under CGAAP, the Company’s Canadian division of Emera Energy Services had a Canadian functional currency. Monetary assets and liabilities denominated in a foreign currency were converted to Canadian dollars at rates of exchange prevailing at the balance sheet date. The effect of periodic changes in exchange rates were charged to income.

Under USGAAP, the Company has determined that Emera Energy Services has a US functional currency. Asset and liabilities are translated using the exchange rates in effect at the balance sheet date and the results of operations at the average rates for the periods. The resulting exchange gains (losses) on the assets and liabilities are deferred and included in accumulated other comprehensive income.

As at January 1 and December 31, 2010, the effect on the Balance Sheets is reflected in the following increases (decreases):

As at millions of Canadian dollars	January 1 2010	December 31 2010
Accumulated other comprehensive income	$1.2	$1.6
Retained earnings	(1.2)	(1.6)

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Other income (expenses), net	$(0.4)	$(0.4)	$(0.1)	$(0.3)

T. Revenue (classification change)

Under CGAAP, revenue was recognized in electric revenue, finance income from direct finance lease and other revenue. Under USGAAP, revenue is recognized in regulated operating revenues, non-regulated operating revenue income and other income (expense), net.

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 20 2010 (Unaudited)	Year ended December 31 2010
Electric revenue	$(412.1)	$(739.7)	$(1,074.0)	$(1,436.1)
Finance income from direct finance lease	(14.2)	(29.0)	(42.8)	(56.5)
Other revenue	(3.8)	(18.8)	(44.2)	(61.1)
Regulated operating revenues	391.2	712.8	1,040.1	1,391.9
Non-regulated operating revenues	38.6	74.2	119.9	159.9
Other income (expense), net	0.3	0.5	1.0	1.9

U. Netting of certain revenues and expenses (measurement change)

Under CGAAP, the Company was netting certain revenues and expenses in its statements of income. Under USGAAP, revenues are classified on a gross or net basis depending on whether the Company is acting as the principal or an agent in the transaction. The adoption of USGAAP has resulted in certain revenue transactions disclosed on a net basis under CGAAP to be presented on a gross basis under USGAAP.

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Regulated operating revenues	$6.2	$12.5	$19.8	$27.2
Non-regulated operating revenues	8.1	23.5	46.4	62.6
Regulated fuel for generation and purchased power	3.9	7.6	12.5	17.0
Non-regulated direct costs	8.2	23.5	46.1	62.3
Operating, maintenance and general	2.2	4.9	7.6	10.5
Other income (expenses), net	0.1	0.2	0.2	0.3
Interest expense, net	0.1	0.2	0.2	0.3

V. Fuel for generation and purchased power (classification change)

Under CGAAP, all fuel for generation and purchased power was recognized as such. Under USGAAP, regulated and non-regulated fuel for generation and purchased power are recognized separately.

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Regulated fuel for generation and purchased power	$(27.7)	$(52.9)	$(77.5)	$(101.1)
Non-regulated fuel for generation and purchased power	27.7	52.9	77.5	101.1

W. Interest expense (classification change)

Under CGAAP, interest expense, amortization of defeasance costs, and foreign exchange gains and losses were included in financing charges. Under USGAAP, interest expense is disclosed in a separate line item and amortization of defeasance costs and foreign exchange gains and losses are included in “Other income (expense), net”.

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Operating, maintenance and general	-	$0.1	$0.1	$0.2
Other income (expenses), net	$(5.6)	(9.9)	(16.6)	(26.0)
Financing charges	(45.8)	(90.0)	(136.8)	(186.5)
Interest expense, net	40.2	80.0	120.1	160.3

X. Regulatory amortization (classification change)

Under CGAAP, regulatory amortization was disclosed as a separate line item. Under USGAAP, regulatory amortization is included in “Depreciation and amortization”.

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Depreciation and amortization	$5.4	$10.9	$16.7	$41.3
Regulatory amortization	(5.4)	(10.9)	(16.7)	(41.3)

Y. Allowance for funds used during construction (classification change)

Under CGAAP, AFUDC was included in financing charges. Under USGAAP, allowance for equity funds used during construction is included in “Other income (expenses), net” and allowance for borrowed funds used during construction is netted against “Interest expense, net”.

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the pre-tax effect on the Statements of Income is reflected in the following increases (decreases):

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Other income (expenses), net	$2.6	$5.7	$10.6	$15.6
Financing charges	4.6	9.7	18.2	26.0
Interest expense, net	(2.0)	(4.0)	(7.6)	(10.4)

For the quarters ended March 31, June 30, September 30 and year ended December 31, 2010, the effect on the Statements of Cash Flows is as follows:

For the millions of Canadian dollars	3 months ended March 31 2010 (Unaudited)	6 months ended June 30 2010 (Unaudited)	9 months ended September 30 2010 (Unaudited)	Year ended December 31 2010
Net cash provided by operating activities	$2.0	$4.0	$7.6	$10.4
Net cash provided by investing activities	(2.0)	(4.0)	(7.6)	(10.4)

36.    SUBSEQUENT EVENTS

Bangor Hydro

On January 31, 2012, Bangor Hydro completed the issue of an unsecured $70.0 million USD senior note. The Series 2012-A Senior Note bears interest at a rate of 3.61 percent per annum until January 31, 2022. The net proceeds of the note offering were used to repay borrowings under the revolving credit facility.

GBPC

On January 25, 2012, GBPC entered into an unsecured credit agreement with Scotiabank (Bahamas) Limited in the amount of $56.2 million USD. The proceeds of the credit agreement will be used to finance the construction of a 52-MW power plant on Grand Bahama Island. The credit agreement bears interest at a rate of the three month LIBOR rate plus 1.2 percent and is repayable in forty equal, consecutive quarterly installments over a ten year period. The payments commence at the earlier of six months after the completion of the construction of the power plant or January 31, 2013.